As filed with the Securities and Exchange Commission on October 22, 2015

Registration No. 333-205866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIZIO Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3651	47-5132195
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

39 Tesla

Irvine, California 92618

(949) 428-2525

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William W. Wang

Chairman and Chief Executive Officer

VIZIO Holdings, Inc.

39 Tesla

Irvine, California 92618

(949) 428-2525

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

R. Scott Shean, Esq. B. Shayne Kennedy, Esq. David C. Lee, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 (714) 755-8069	Jerry C. Huang, Esq. Vice President and General Counsel VIZIO Holdings, Inc. 39 Tesla Irvine, California 92618 (949) 428-2525	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025-4119 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 22, 2015

PROSPECTUS

             Shares

VIZIO Holdings, Inc.

Class A Common Stock

$             per share

This is the initial public offering of shares of Class A common stock of VIZIO Holdings, Inc. We are selling              shares and the selling stockholders, which include certain of our executive officers and directors, identified in this prospectus are selling an additional              shares of Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders.

We anticipate the initial public offering price of our Class A common stock will be between $             and $             per share. Currently, no public market exists for our Class A common stock. We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “VZIO.”

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock. All outstanding shares of our Class B common stock are beneficially owned by William Wang, our founder, Chairman, Chief Executive Officer and principal stockholder. Upon completion of this offering, the shares beneficially owned by Mr. Wang will represent     % of the total voting power of our Class A and Class B common stock. As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus.

	Per share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to VIZIO Holdings, Inc., before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 159 for additional information regarding underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional              shares of Class A common stock from us and the selling stockholders, at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of Class A common stock will be ready for delivery on or about                     .

BofA Merrill Lynch	Deutsche Bank Securities	Citigroup

BMO Capital Markets	Piper Jaffray	Wells Fargo Securities

Roth Capital Partners

The date of this prospectus is                     , 2015.

amazon
MOVIES & TV
VUDU
YouTube
NETFLIX
huluPLUS
PANDORA
Spotify

More than 3.5 billion hours of entertainment content streamed

65+ MILLION
ENTERTAINMENT PRODUCTS SOLD

17+ MILLION
SMART TVs SOLD

UP TO **100** BILLION
DAILY VIEWING DATA POINTS THAT WE ARE BEGINNING TO MONETIZE

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, nor the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or any related free writing prospectus. Neither we, nor the underwriters nor the selling stockholders take responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any applicable free writing prospectus is accurate only as of its date, regardless of the time of delivery or of any sale of our Class A common stock. The information may have changed since that date.

For investors outside the United States: No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all the information that may be important to you before investing in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Prior to the consummation of the Reorganization Transaction (as defined below) and in reference to events which took place prior to the consummation of the Reorganization Transaction, unless the context requires otherwise, the words “VIZIO,” “we,” the “Company,” “us,” and “our” refer to VIZIO, Inc., a California corporation, and its subsidiaries. Subsequent to the consummation of the Reorganization Transaction and in reference to events which are to take place subsequent to the consummation of the Reorganization Transaction, unless the context requires otherwise, the words “VIZIO,” “we,” the “Company,” “us,” and “our” refer to VIZIO Holdings, Inc., a Delaware corporation, and its subsidiaries. In addition, unless otherwise stated or the context otherwise requires, “Parent” refers to VIZIO Holdings, Inc., a Delaware corporation, and “California VIZIO” refers to VIZIO, Inc., a California corporation. See “—Corporate Information.”

VIZIO Holdings, Inc.

Our Mission

VIZIO’s mission is to deliver the ultimate entertainment experience through our community of connected consumers, advertisers and media content providers.

Company Overview

VIZIO is transforming the way consumers discover and experience media content through our connected entertainment platform. Since our founding in 2002, we have sold over 65 million televisions and audio and other products and built an industry-leading brand. We have achieved significant U.S. market share of both Smart TVs, or Internet-connectable televisions, and sound bars. Our strong brand, technological leadership and go-to-market strategy have driven the broad adoption of our Smart TVs, creating a community of over 10 million VIZIO connected units, or VCUs. A VCU is a Smart TV that has been connected to the Internet and has transmitted data collected by our Inscape data services. Our Inscape data services capture real-time viewing behavior data from our VCUs and enable us to provide it to advertisers and media content providers. The scale of our VCU community, together with our engaged user base and our Inscape data services, position us at the nexus of the connected entertainment ecosystem.

As a leading connected entertainment platform, we focus on delivering cutting-edge technology and building a premium global brand. Since we are not vertically integrated, we are able to maintain flexibility and adapt to changes in market demand, product supply and pricing. Our strategic relationships with our manufacturers and retailers as well as our efficient operating model have been critical to the success of our business. We have leveraged our manufacturers’ purchasing power and expertise in supply chain management to drive cost reductions and rapidly scale our business. Our efficient operating model has enabled us to minimize overhead costs, more accurately forecast inventory levels and achieve high inventory turnover. As a result, we have been profitable for the last nine years and have grown our business with minimal external funding.

Our products are sold in over 8,000 retail stores across the United States. We held the #1 unit share position in the U.S. sound bar industry(1) and the #2 unit share position in the U.S. smart, high definition television, or HDTV, industry in 2014.(2) For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, we generated net sales of $3.0 billion, $3.1 billion and $2.2 billion and reported net income of $25.7 million, $45.0 million and $44.3 million, respectively. Substantially all of these amounts were generated from the sale of televisions and sound bars.

Our Platform

The VIZIO platform combines our connected media entertainment products, discovery and engagement software and Inscape data services:

•	Connected Entertainment Products. Our Smart TV and audio products combine best-in-class technology with beautifully simple design. Our award-winning products offer industry-leading picture and audio quality and are at the forefront of innovative technology. Our focus on connectivity has driven our consumers to make an initial connection of their Smart TVs to the Internet at an average rate of approximately 91% and 90% for the nine month periods ended September 30, 2015 and September 30, 2014, respectively, and approximately 90% for the twelve month period ended September 30, 2015.

•	Discovery & Engagement Software: VIZIO Internet Apps Plus. Our discovery and engagement software, VIZIO Internet Apps Plus, connects consumers to a wide range of premium entertainment content and enhances the value of our products. We provide an intuitive and engaging interface that enables viewers to easily discover and engage with entertainment and other content on our Smart TVs from traditional and streaming content providers, such as Netflix, Hulu, YouTube and Amazon Instant Video. Since 2009, users have streamed more than 3.5 billion hours of content through our discovery and engagement software.

(1)	Source: The NPD Group/Retail Tracking Service, based on sound bar units sold in the U.S. from January 2014 to December 2014.

(2)	Source: The NPD Group/Retail Tracking Service, based on total smart, high definition television units sold in the U.S. from January 2014 to December 2014. The NPD Group/Retail Tracking Service defines a smart, high definition television as an LCD TV with apps included and a display resolution of 1336 x 768 pixels or higher.

•	Inscape Data Services. Our Inscape data services capture, in real time, up to 100 billion anonymized viewing data points each day from our over 10 million VCUs. Inscape collects, aggregates and stores data regarding most content displayed on VCU television screens, including content from cable and satellite providers, streaming devices and gaming consoles. Inscape provides highly specific viewing behavior data on a massive scale with great accuracy, which can be used to generate intelligent insights for advertisers and media content providers and to drive their delivery of more relevant, personalized content through our VCUs. Although we are still in the early stages of commercializing Inscape and have yet to generate meaningful revenue from it, we believe it provides an attractive value proposition to advertisers and media content providers which will enable us to further monetize it in the future.

Consumer Use and Engagement Model

We believe our business focus enables a self-reinforcing consumer use and engagement model that we expect to fuel our growth while driving revenue. Our connected entertainment products and discovery and engagement software increase usage of our platform, enabling Inscape to gather more anonymized data on viewing behaviors, which we can deliver to advertisers and media content providers. These companies in turn can deliver more relevant and personalized content for viewers, further enhancing the entertainment experience. We believe this self-reinforcing cycle will increase our brand awareness and enhance demand for our connected entertainment products.

Our Market Position

Our strong market position is underscored by our growth and market share in Smart TVs and audio products. The scale of our connected platform is illustrated by the volume of content delivered through our products and the large amount of real-time data we collect from our VCUs about viewing behaviors and preferences.

(1)	Source: The NPD Group/Retail Tracking Service, based on total smart, high definition television units and sound bar units sold in the U.S. from January 2014 to December 2014. The NPD Group/Retail Tracking Service defines a smart, high definition television as an LCD TV with apps included and a display resolution of 1336 x 768 pixels or higher.
(2)	Based on VIZIO internal data as of October 15, 2015.
(3)	Based on VIZIO internal data as of September 30, 2015.

Our Market Opportunity

•

High-Definition Television. Currently, we compete primarily in the North American high-definition television market, which was estimated by IHS Technology as a $21.1 billion market as of 2014. To date, substantially all of our product sales have occurred in the United States, although we also have sold a relatively smaller number of products in Canada and Mexico. IHS Technology is projecting shipments of Smart TVs to experience steady growth in North America, increasing from 15.6 million units in 2014 to 20.7 million units in 2019, representing a 5.8% compound annual growth rate. Furthermore, according to IHS Technology, Smart TVs are expected to comprise an even greater percentage of North American annual television shipments, rising from 35.8% in 2014 to 49.6% in 2019. Moreover, while we have not historically focused on opportunities outside of North America, international revenue for high-definition television shipments totaled $78.1 billion in 2014, according to IHS Technology, and international markets represent a natural extension of our current market focus.

•	Video on Demand, or VOD. According to Markets and Markets, the global VOD market is forecasted to grow from $25.3 billion in 2014 to $61.4 billion in 2019, representing a compound annual growth rate of 19.4%. We believe that our platform, which enables ease of discovery and access to digital content for television viewers, creates the opportunity to deliver and monetize additional services relating to this market.

•	Audience & Advertisement Measurement. Advertisers and media content providers are looking for access to accurate, real-time data regarding consumer preferences and behaviors so they can better measure and increase their return on content creation and advertising spend. We believe total global market spend on audience and advertisement measurement services was approximately $1.9 billion in 2014, and this represents an attractive market opportunity for our Inscape data services.

•	Television/Digital Advertising. According to eMarketer, U.S. digital advertising spend has grown at a compound annual growth rate of 17.4% from 2012 to 2014, driven largely by the ability to accurately target relevant consumers and measure return on advertising spend. Television advertising spend in the United States, however, represents the largest advertising market with approximately $68.5 billion spent in 2014, according to eMarketer. We believe recent advancements in television data and analytics capabilities will bring the optimization benefits of digital advertising to television advertising, allowing us to attract digital advertisers and capitalize on digital growth trends through our Inscape data services.

•	Mobile/Television Commerce. According to eMarketer, in 2014, U.S. consumers spent $58.1 billion on products and services using Internet-enabled mobile devices, such as tablets and smartphones. We believe that the Smart TV represents a future driver of retail mobile commerce sales as consumers will be able to simultaneously view complementary content and advertising on their tablet or smartphone and easily purchase goods and services seen on the television screen with those handheld devices. A Nielsen study found that roughly 40% of tablet and smartphone owners use their handheld device as a “second screen” daily. According to a recent Delivery Agent survey, 68% of respondents were interested or very interested in using their television to shop.

Powerful Trends Driving Our Market

Several powerful trends are driving the growth of the television and advertising markets:

•	Advances in technology are enhancing the television viewing and audio playback experience. Revolutionary technological innovations, such as Ultra-High Definition, or UHD, High-Dynamic-Range, or HDR, and 3D vector-based audio reproduction offer major enhancements to the entertainment experience. UHD televisions deliver four times the picture resolution and, in combination with other new technologies like Full Array LED backlighting with Active LED Zones, can deliver higher contrast ratios, enhanced motion clarity and a more lifelike viewing experience when compared to current high-definition televisions. Furthermore, improvements in sound quality, wireless connectivity and design are driving consumer demand for audio products to pair with their televisions. We believe these factors represent major consumer upgrade catalysts and should accelerate the replacement cycle of prior generation televisions and audio products.

•	The television is finally connected to the Internet. The wide adoption of high-speed broadband Internet access has enabled a vast range of bandwidth-intensive video and Internet services to be delivered directly to the television. According to eMarketer, U.S. household broadband penetration was 74% in 2014. Broadband connectivity has driven demand for Smart TVs, which allow consumers to access and view content as a connected entertainment experience on the largest screens in their home.

•	Consumers demand an intuitive, easy-to-use interactive entertainment experience. U.S. consumers spend an average of 30 hours per week watching television, according to eMarketer. This figure has remained stable over the past five years, despite recent growth in smartphone and tablet media consumption, which has been incremental to television consumption. We believe consumers want to search for and discover content, regardless of source, on their television through intuitive and easy-to-use interfaces as well as applications that offer optimized experiences, in the same manner they do on their smartphone or tablet. Consumers also desire seamless integration between the multiple screens they are using, such as using a mobile device to interact with their television to discover, stream or view complementary content.

•	Delivering personalized content to consumers requires next generation viewing data and analytics capabilities. Smart TVs enable content consumption from multiple sources, greatly increasing the volume of content available to consumers. In June 2014, the Consumer Electronics Association reported that, in the 12 months ended April 2014, 45% of U.S. television households were streaming content on their TVs, up from 28% in the 12 months ended April 2013. This trend has further increased the difficulty for content creators and distributors to collect and decipher viewing behaviors using traditional means such as consumer surveys and sampling. The collection and analysis of viewing behavior data is crucial to create and distribute content that further enhances consumers’ viewing experiences.

•	Advertisers want to leverage viewing data to deliver more targeted ads. The Internet has enabled content providers, brands, advertisers and analytics providers to deploy more relevant, personalized advertising through computers and mobile devices based on user behavior. Smart TVs now enable advertisers to leverage real-time viewing behavior data to deliver more effective, targeted advertising campaigns. We believe the ability to collect and analyze real-time viewing data will enable measurable and increased return on marketing investment, enhance the value of television advertising, and drive increased television advertising spend.

Our Solution

The VIZIO connected platform delivers quality entertainment experiences and accurate viewing behavior data through:

•	Leading product design with broad market appeal. We are an industry-leading technology innovator with broad market consumer brand appeal, delivering best-in-class products. We are also developing the next generation user experience for intuitive discovery and access to a wide variety of content. We relentlessly pursue our goal of delivering premium quality video and audio products in a way that helps accelerate broad adoption of new technologies, including UHD and HDR technology, and on a broad range of display sizes ranging from 24” to 120”.

•	Intuitive, powerful and personal user interface. Our Smart TVs connect consumers with an intuitive yet powerful user interface, capable of facilitating discovery of and engagement with a wide variety of content as well as relevant, personal content recommendations based on their viewing behavior. Viewers can quickly and easily discover and engage with entertainment and other content from traditional and streaming content providers on our Smart TVs.

•	Real-time data on our consumers’ viewing behavior. Our Inscape data services and community of over 10 million VCUs enable us to capture up to 100 billion anonymized viewing data points each day. We believe this user base is large enough to reflect U.S. census demographics, which we believe enables us to offer higher quality, more accurate and timely viewing behavior data than previously available from other sources. This real-time data allows us to provide the media and advertising ecosystem with actionable viewership insights, which we believe will enable us to further monetize our Inscape data services.

•	Advertising and content optimization for the marketing and media ecosystem. We are developing strong partnerships with content and analytics providers, advertisers and brands to monetize our connected platform. VIZIO’s platform can provide these parties with anonymized, highly specific viewing data using our Inscape data services. We believe the monetization of our connected platform through these partnerships will represent a significant component of our solution set in the future.

Our Competitive Strengths—What Sets Us Apart

We believe that the following strengths are the keys to our success:

•	Leading Consumer Brand. We have built a strong, recognized and trusted brand that symbolizes premium technology, quality and value. Since our founding in 2002, VIZIO has built a highly recognizable brand in the United States, with seven out of ten respondents recognizing VIZIO, and eight out of ten VIZIO owners recommending VIZIO to their friends and family, according to a 2015 survey commissioned by us and conducted by survey solutions company Toluna.

•	Premium Product Design and Technology. We offer a selection of premium media entertainment products, including televisions, sound bars and other products designed to enhance the entertainment experience. Using consumer research and feedback, we focus on creating products that combine best-in-class video and audio performance with powerful user interface software that simplifies access to a wide variety of entertainment content. We have deployed new technologies that advance the picture and audio quality of our products, such as UHD, HDR, Ultra Color Spectrum, full-array LED backlight designs and new picture processing technologies that have been consistently recognized and awarded by industry press.

•	Positioned at the Nexus of the Connected Entertainment Ecosystem. We are strategically positioned at the nexus of the connected entertainment ecosystem. Our Smart TVs can collect viewing behavior data from any connected media source, generating a broader data set than can be obtained from any single media source. We can provide this broader data set, at scale and with real-time delivery, to advertisers and media content providers, who in turn can create more relevant, personalized entertainment experiences and drive further engagement.

•	Efficient Operating Model. We have been profitable for the last nine years and have grown our business with minimal external funding. We leverage the purchasing power and supply chain management expertise of our manufacturers to maintain a lean operating model, while scaling our business. Our strategic relationships with our manufacturers and retailers as well as our efficient operating model have been critical to the success of our business. Our efficient operating model has enabled us to minimize overhead costs, more accurately forecast inventory levels and achieve high inventory turnover.

•	Proven Management Team. We have assembled a proven management team that is led by one of our founders, William Wang. Our current management team has been with VIZIO for an average of nine years and collectively has over 100 years of industry experience.

Our Growth Strategy

We intend to continue to grow our business and expand into new markets. Key elements of our growth strategy include the following:

•	Continue to Introduce Innovative Products and Functionality. We plan to increase our investment in research and development to expand and enhance the features and capabilities of our award-winning products, including our discovery and engagement software, 3D vector-based audio reproduction and Inscape data services.

•	Continue to Monetize our Platform. With over 10 million VCUs, the size of our user base compares favorably to the television subscriber bases of AT&T U-Verse, Verizon FiOS and Cox Communications, providing us with an opportunity to create additional revenue streams in the form of paid advertising placements, software applications for content search, control and recommendations as well as insights into end consumer behavior. Additional monetization opportunities include developing enhanced capabilities such as intelligent search and discovery features, improving our ability to deliver relevant content as well as advanced viewership analytics.

•	Expand into Markets Outside of North America. Leveraging our efficient operating model, we have begun to expand into international markets beginning with Canada and Mexico. We intend to expand into additional international markets based on the anticipated demand in these markets for our platform, including Inscape data services. We intend to expand into these markets by continuing to partner with our existing retailer partners and manufacturers, as well as expanding our on-line retail presence.

•	Increase Penetration within U.S. Retailers. We believe that our distribution footprint covers a significant portion of the U.S. retail consumer electronics market. According to Gap Intelligence, as of September 30, 2015, VIZIO held the #1 or #2 HDTV shelf share at many major consumer electronics retailers such as Wal-Mart, Costco, Sam’s Club and Target. However, we believe there is an opportunity to expand shelf space of our products with our existing retailers to take further market share from our competitors. In addition, we have not yet made a focused effort to penetrate regional independent retailers. We believe that these regional independent retailers represent a significant growth opportunity for us, and we plan to capitalize on the strength of our brand to increase our presence.

•	Continue to Invest in Our Brand. In 2014, VIZIO had 35% U.S. unit share for Smart TVs(3) and was a unit share leader in the overall U.S. HDTV market.(4) In sound bar audio systems, VIZIO was the #1 U.S. market leader in 2014 in units sold.(5) We will continue to invest in our brand to strengthen our foothold in the United States, while simultaneously leveraging our previous successes to expand our brand internationally.

(3)	Source: The NPD Group/Retail Tracking Service, based on total smart television units sold in the U.S. from January 2014 to December 2014. The NPD Group/Retail Tracking Service defines a smart television as an LCD TV with apps included.

(4)	Source: The NPD Group/Retail Tracking Service, based on total high definition television units sold in the U.S. from January 2014 to December 2014. The NPD Group/Retail Tracking Service defines a high definition television as an LCD TV with a display resolution of 1336 x 768 pixels or higher.

(5)	Source: The NPD Group/Retail Tracking Service, based on sound bar units sold in the U.S. from January 2014 to December 2014.

Our Products

We offer a wide array of connected entertainment products including a portfolio of Smart TVs, sound bars and other accessories that address the full range of consumers, from college students to mainstream families to cinephiles. Our innovations center around identifying the feature sets that address the needs of each consumer segment, building technologies in partnership with other industry leaders, and integrating them into our product offerings, with a focus on leveraging our scale to drive down cost of goods in order to accelerate mass adoption of compelling new technologies.

•	VIZIO Reference Series is our flagship collection of advanced Smart UHD displays with the latest innovations in picture and audio quality, created for buyers looking for the ultimate home cinema experience.

•	VIZIO P-Series is our premium line of Smart UHD displays that offer best-in-class picture quality designed for tech-forward consumers and home theater enthusiasts.

•	VIZIO M-Series is our step-up line of Smart UHD displays that combine high quality and innovation, ideal for families and young professionals.

•	VIZIO E-Series is our lineup of displays designed for value-conscious first-time buyers, college students and baby boomers interested in new technologies that maximize the entertainment experience.

•	VIZIO D-Series is our entry-level TV collection designed for those consumers looking for great picture quality with basic features.

•	5.1 Sound Bars enable home theater enthusiasts to enjoy a true 5.1 surround sound experience at home with rear satellite speakers and a wireless subwoofer for best-in-class audio performance.

•	3.1/2.1 Sound Bars deliver best-in-class audio performance with a wireless subwoofer and optional center channel for those seeking a powerful entertainment upgrade to their movie and music experience.

•	3.0/2.0 Sound Bars offer multi-channel audio performance for buyers seeking a major upgrade to the internal TV audio for a more immersive entertainment experience.

•	2.1/2.0 Sound Stands provide our consumers a simple, all-in-one and cost effective upgrade to TV audio with great sound performance and optional integrated subwoofer designed for compact spaces.

Risks Associated with Our Business

Our ability to successfully operate our business is subject to numerous risks, including those identified in the section titled “Risk Factors” immediately following this prospectus summary. Some of the principal risks relating to our business and our ability to execute our business strategy include the following:

•	Decreases in average selling prices of our televisions and other products may reduce our net sales, operating profit and net income, particularly if we are not able to reduce our expenses commensurately.

•	We depend on sales of our televisions for substantially all of our net sales, and if the volume of these sales declines or otherwise is less than our expectations, we could lose market share or our net sales may not grow at the rate we expect and our operating results may suffer.

•	If we fail to keep pace with technological advances in our industry, or if we pursue technologies that do not become commercially accepted, consumers may not buy our media entertainment products, and our net sales and profitability may decline.

•	Our success depends on our ability to continue to establish, promote and strengthen the VIZIO brand.

•	A small number of customers account for a majority of our net sales, and if our relationship with any of them is harmed or terminated, or the level of business with them is significantly reduced, our results of operations could be materially adversely affected.

•	We depend on a limited number of manufacturers for our products and their components. If we experience any delay, disruption or quality control problems with our manufacturers in their operations, we may be unable to keep up with customer and consumer demand, we could lose market share and net sales, and our reputation and business would be harmed.

•	We compete in rapidly evolving and highly competitive markets and we expect intense competition to continue, which could result in a loss of our market share and a decrease in our net sales and profitability, and could adversely affect our growth prospects.

•	Limited availability of raw materials, components and manufacturing equipment for our products, or increases in the cost of these items, could materially and adversely affect our business, results of operations or financial condition.

•	The use of Automatic Content Recognition, or ACR, technology to provide viewing behavior data to advertisers and media content providers is an emerging industry. Our Inscape data services are in an early stage of commercialization and has not yet generated meaningful revenue. Its success depends on various factors including uncertain and evolving consumer expectations and legal requirements related to the collection, use, sharing and security of data collected or processed from or about consumers. Our failure to successfully monetize our Inscape data services could materially and adversely harm our growth prospects.

•	Our business is seasonal, and if our product sales during the holiday season fall below our forecasts, our overall financial condition and results of operations could be adversely affected.

•	After the offering, you will hold single-vote per share Class A common stock while the majority of VIZIO’s voting power will be held by the holders of 10-vote-per-share Class B common stock. Our Chairman of the Board and Chief Executive Officer, William Wang, will continue to have control over VIZIO after this offering, which will severely limit your ability to influence or direct the outcome of key corporate actions and transactions, including a change in control.

Controlled Company Status

Following this offering, because our principal stockholder will control more than 50% of the voting power of our common stock, we will be considered a “controlled company” under the NASDAQ rules. As such, we are permitted, and have elected, to opt out of compliance with certain NASDAQ corporate governance requirements. Accordingly, stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements. See “Risk Factors—We are a “controlled company” within the meaning of the NASDAQ rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.”

Corporate Information

California VIZIO was formed as a California corporation in October 2002 and we launched our principal operations in 2003. In September and October 2015, we began reorganizing in Delaware by forming Parent as a Delaware corporation and entering into an agreement and plan of merger, pursuant to which, immediately prior to completion of this offering, VIZIO Merger Sub, LLC, a wholly owned subsidiary of Parent, will merge with and into California VIZIO with California VIZIO surviving as the wholly owned subsidiary of Parent. Following the completion of this transaction, referred to throughout this prospectus as the Reorganization Transaction, (i) Parent will be a holding company with no material assets other than 100% of the equity interests of California VIZIO, (ii) each share of Class A common stock, Class B common stock and Series A convertible preferred stock, respectively, of California VIZIO will be cancelled in exchange for one share of Class A common stock, Class B common stock and Series A convertible preferred, respectively, of Parent, (iii) Parent will consolidate the financial results of California VIZIO and its subsidiaries, (iv) Parent will assume the 2007 Incentive Award Plan of California VIZIO, and the options and other awards granted thereunder, on a one-for-one basis and on the same terms and conditions and (v) all of our business operations will continue to be conducted through California VIZIO and its subsidiaries. Prior to the completion of the Reorganization Transaction, Parent will not conduct any activities other than those incidental to its formation and the preparation of this prospectus. Accordingly, our consolidated financial statements and other financial information included in this prospectus reflect the results of operations and financial position of California VIZIO and its subsidiaries.

Our principal executive offices are located at 39 Tesla, Irvine, California 92618, and our telephone number is (949) 428-2525. Our website is located at www.VIZIO.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our Class A common stock.

VIZIO® is a registered trademark in the United States and other countries. Our other trademarks and service marks include: the “V” logo, VIZIO Internet Apps, VIZIO Internet Apps Plus, Inscape, E-Series, M-Series, P-Series, Clear Action, Active Pixel Tuning, Ultra Color Spectrum and Active LED Zones. Certain of these trademarks or variants of these trademarks and associated domain names have been registered in other countries and regions. Unless otherwise indicated, all other trademarks, service marks and trade names or references thereto appearing in this prospectus are the property of their respective owners.

The Offering

Issuer:	VIZIO Holdings, Inc., a Delaware Corporation

Class A common stock offered:

By us	shares

By the selling stockholders	shares

Total	shares

Underwriters’ option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares of Class A common stock, and the selling stockholders have granted the underwriters an option to purchase an additional shares of Class A common stock.

Class A common stock to be outstanding after the offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholders)

Class B common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that the net proceeds from our sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, will be approximately $ , or $ million if the underwriters exercise their option to purchase additional shares from us in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and to create a public market for our Class A common stock. We intend to use these net proceeds for expansion of our business and operations, including internationally, our strategic global marketing and branding campaign, broadening the portfolio of products and services within the VIZIO platform, as well as working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies or to enter into strategic relationships with third parties.

We will not receive any proceeds from the sale of shares by the selling stockholders.

Principal stockholder; controlled company

Our common stock consists of two classes: Class A common stock and Class B common stock. Purchasers in this offering will acquire Class A common stock. The terms of our Class A and Class B common stock are identical, except with respect to voting and conversion rights. All of the Class B common stock is beneficially owned by William Wang, our founder, Chairman, Chief Executive Officer and principal stockholder. Immediately following completion of this offering, Mr. Wang will control approximately     % of the total voting power of our outstanding Class A and Class B common stock. As a result, Mr. Wang will be able to control the outcome of all matters submitted to a vote of our stockholders, including, for example, the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. See “Description of Capital Stock.” In addition, we currently intend to avail ourselves of the controlled company exemption under the NASDAQ corporate governance rules, and so you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Voting rights	On all matters to be voted upon by our common stockholders, holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share. Shares of our Class A and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders. As of the date hereof, voting power over all shares of our Class B common stock is held by William Wang.

Class B common stock conversion rights	Each share of Class B common stock is convertible into one fully paid and nonassessable share of Class A common stock at the option of the holder at any time and will convert automatically upon the vote or written consent of the holders of a majority of the Class B common stock or upon any sale or other disposition of each such share of Class B common stock to any person other than William Wang, his family trusts or to certain permitted transferees, including to certain relatives of William Wang. Additionally, each outstanding share of Class B common stock will convert automatically upon the record date for any meeting of our common stockholders if the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the beneficial owners of Class B common stock or their permitted transferees on such record date is less than 5% of the total number of shares of Class A common stock and Class B common stock outstanding on such record date.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the Class A common stock offered hereby for sale to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of our Class A common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered hereby.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in shares of our Class A common stock.

Proposed NASDAQ Global Select Market symbol	“VZIO”

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on 9,538,452 shares of our Class A common stock and 10,862,225 shares of our Class B common stock outstanding at September 30, 2015, after giving effect to the conversion of all our outstanding shares of Series A convertible preferred stock into an aggregate of 3,368,400 shares of Class A common stock, and excludes:

•	2,285,327 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2007 Incentive Award Plan, or the 2007 Plan, as of September 30, 2015 at a weighted average exercise price of $6.50 per share; and

•	3,200,000 shares of our Class A common stock reserved for future issuances under our 2015 Incentive Award Plan, or the 2015 Plan (plus any shares which as of the effective date of the 2015 Plan are available for issuance under the 2007 Plan), which will become effective immediately prior to completion of this offering.

In addition, unless otherwise indicated, all information in this prospectus assumes:

•	the consummation of the Reorganization Transaction prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation, which will occur concurrently with the completion of this offering;

•	the conversion of all outstanding shares of our Series A convertible preferred stock into 3,368,400 shares of Class A common stock in connection with the completion of this offering;

•	no exercise of options outstanding as of the date of this prospectus; and

•	no exercise of the underwriters’ option to purchase additional shares from us or the selling stockholders.

Summary Consolidated Financial Data

The following table summarizes the consolidated financial data of California VIZIO for the periods presented and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and the consolidated financial statements of California VIZIO and related notes appearing elsewhere in this prospectus. This prospectus does not include financial statements of VIZIO Holdings, Inc. because it has only been formed for the purpose of effecting the Reorganization Transaction and, until the consummation of the Reorganization Transaction, will hold no material assets and will not engage in any operations. See “Prospectus Summary—Corporate Information.” The summary consolidated statements of income data for the years ended December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income data for the nine months ended September 30, 2014 and 2015, and the consolidated balance sheet data as of September 30, 2015, are derived from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods and the interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015, or any other period.

Consolidated Statements of Income Data:	Year Ended December 31,			Nine Months Ended September 30,
(in thousands, except per share data)	2012	2013	2014	2014	2015
				(unaudited)
Net sales	$2,417,395	$2,983,361	$3,142,438	$2,078,314	$2,203,259
Cost of goods sold	2,289,399	2,835,083	2,954,745	1,938,805	2,053,858

Gross profit	127,996	148,278	187,693	139,509	149,401

Selling, general and administrative	68,006	72,241	78,979	56,409	64,404
Marketing	34,136	35,060	40,952	19,347	16,950

Operating income	25,854	40,977	67,762	63,753	68,047

Other income:
Interest income, net	305	362	2,555	1,718	937
Other income (loss), net	1,131	(262)	518	59	2,168

Net nonoperating income	1,436	100	3,073	1,777	3,105

Income before income taxes	27,290	41,077	70,835	65,530	71,152
Provision for income taxes	10,635	15,340	25,872	24,999	26,814

Net income	$16,655	$25,737	$44,963	$40,531	$44,338

Preferred stock dividend	(7,391)	(3,345)	(4,170)	(4,170)	(12,425)
Accretion of preferred stock	(120)	(120)	(120)	(90)	(90)
Undistributed income attributable to preferred stockholders	—	(1,089)	(3,552)	(2,797)	—

Net income attributable to common stockholders	$9,144	$21,183	$37,121	$33,474	$31,823

Net income per common share(1):
Basic	$0.57	$1.32	$2.30	$2.08	$1.95
Diluted	$0.54	$1.25	$2.17	$1.96	$1.82

Weighted-average number of common shares:
Basic	16,068	16,081	16,161	16,132	16,317
Diluted	17,052	16,977	17,140	17,093	17,473

Consolidated Statements of Income Data:	Year Ended December 31,			Nine Months Ended September 30,
(in thousands, except per share data)	2012	2013	2014	2014	2015
				(unaudited)
Pro Forma net income per common share (unaudited)(1):
Basic			$2.24		$2.19
Diluted			$2.13		$2.07

Weighted-average number of common shares used in computing pro forma net income per common share (unaudited):
Basic			20,084		20,240
Diluted			21,064		21,396

Other data (unaudited):
Total television units sold(2)	5,541	6,253	7,078	4,890	5,422
Cumulative Smart TVs sold(3)	4,115	8,144	13,323	11,646	17,421
Adjusted EBITDA	$31,434	$45,012	$71,213	$65,986	$73,038

(1)	See note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of basic and diluted net income per common share and pro forma basic and diluted net income per common share.
(2)	A television unit sold refers to a television unit sold to one of our customers in a given period.
(3)	Cumulative Smart TVs sold refers to the cumulative number of internet-connectable televisions sold to our customers since we began selling Smart TVs through the end of each period disclosed above.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income before interest income and expense, taxes, depreciation and amortization, and stock-based compensation expense, and we consider it an important supplemental measure of our performance. We believe that Adjusted EBITDA provides useful information with respect to our ability to fund future capital expenditures and working capital requirements and evaluate overall operating performance. In addition, we utilize Adjusted EBITDA when interpreting operating trends and results of operations of the business.

Adjusted EBITDA is not prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. In addition, Adjusted EBITDA is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax expense;

•	Adjusted EBITDA does not reflect expenses related to depreciation and amortization of our long-lived assets;

•	Adjusted EBITDA does not reflect the non-cash component of employee compensation; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including our financial results presented in accordance with GAAP. Adjusted EBITDA should not be viewed as a substitute for our financial statements prepared in accordance with GAAP.

The following table presents a reconciliation of net income to adjusted EBITDA:

	Year ended December 31,			Nine Months Ended September 30,
(in thousands)	2012	2013	2014	2014	2015
				(unaudited)
Net income	$16,655	$25,737	$44,963	$40,531	$44,338
Provision for income taxes	10,635	15,340	25,872	24,999	26,814
Interest (income) expense, net	(305)	(362)	(2,555)	(1,718)	(937)
Stock-based compensation	1,923	1,359	490	361	388
Depreciation and amortization	2,526	2,938	2,443	1,813	2,435

Adjusted EBITDA	$31,434	$45,012	$71,213	$65,986	$73,038

Consolidated Balance Sheet Data: (in thousands)	September 30, 2015 (unaudited)
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
Cash and cash equivalents and investments	$248,000	$	$
Working capital	15,642
Total assets	796,001
Total liabilities	744,813
Convertible preferred stock	2,021	—
Total stockholders’ equity	51,188

(1)	On a pro forma basis to give effect to (i) the vesting of 555,000 shares of restricted Class A common stock upon the completion of this offering; and (ii) the automatic conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate 3,368,400 shares of Class A common stock upon the completion of this offering.

(2)	On a pro forma as adjusted basis to give further effect to the sale by us of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the assumed initial public offering price per share remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and all the other information in this prospectus, before you decide to purchase any shares of our Class A common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected and you may lose all or part of your investment.

Risks Relating to Our Industry and Business

Decreases in average selling prices of our televisions and other products may reduce our net sales, operating profit and net income, particularly if we are not able to reduce our expenses commensurately.

The selling prices of televisions and other media entertainment products typically decline over time for a variety of reasons, including increased price competition, excess manufacturing capacity and the introduction of new products and technology. If we are unable to anticipate and counter declining selling prices during the lifecycle of our products, our net sales, gross margin and results of operations will be adversely affected.

We sell the vast majority of our products to various retailers that in turn sell our products to the end consumer. In most situations, these retailers offer several brands of similar products. The consumer’s decision on which brand to purchase can be impacted by a host of factors including price, and retailers will not purchase our products from us if they are unable to sell them to consumers at a profit. As a result, if we are unable to offer products to retailers at competitive prices, our results of operations will be adversely affected.

Media entertainment product companies, including us, are vulnerable to cyclical market conditions that can cause a decrease in product prices. Intense competition and expectations of growth in demand across the industry may cause media entertainment product companies or their suppliers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in production capacity. During these surges in capacity, retailers can exert strong downward pricing pressure, resulting in sharp declines in prices and significant fluctuations in gross margins. Furthermore, we may provide our customers price protection credits in the form of rebates for products that decrease in price during the product’s life cycle. While we seek to pass through our costs associated with price protection rebates to our manufacturers, we may not be able to do so in full or in part, which could have a material adverse effect on our gross margins.

In order to sell products that have a declining purchase price while maintaining our gross margins, we need to continually reduce product and sourcing costs. To manage sourcing costs, we must collaborate with our third-party manufacturers to engineer cost-effective designs for our products. In addition, we must rely on our third-party manufacturers to manage the prices paid for components used in our products, especially key components such as LCD panels. We must also manage our logistics and other costs to reduce overall product costs. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or declining prices. We cannot guarantee that we will be able to achieve any or sufficient cost reductions to enable us to reduce the price of our products to remain competitive without margin declines, which could be significant.

We also need to continually introduce new products with higher gross margins in order to maintain our overall gross margin. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices decline over time, and in certain cases, very rapidly, as a result of market competition or otherwise. We may not be successful in improving or designing new products, or delivering our new or improved products to market in a timely manner.

If we are unable to effectively anticipate and counter declining prices during the lifecycle of our products, or if the prices of our products decrease faster than the speed at which we are able to reduce our manufacturing costs, our net sales, gross margins, and results of operations will be harmed.

We depend on sales of our televisions for substantially all of our net sales, and if the volume of these sales declines or is otherwise less than our expectations, we could lose market share or our net sales may not grow at the rate we expect and our operating results may suffer.

Substantially all of our net sales have been derived from the sale of televisions. Televisions accounted for 95%, 96% and 94% of our net sales for the years ended December 31, 2012, 2013 and 2014, respectively, and 95% and 96% of net sales for the nine months ended September 30, 2014 and 2015, respectively. A decline in the volume of sales, whether due to macroeconomic conditions, changes in consumer demand, changes in technology or consumer preferences, competition or otherwise, would harm our business and operating results more significantly than it would if our products were more diversified across a greater variety of products and services. Sales declines may also result in the loss of market share or require us to reduce the prices of our televisions, which could materially and adversely affect our operating results, including our margins.

Demand for our televisions is affected by numerous factors, including the general demand for televisions, price competition and the introduction of new technological innovations. For example, demand is, in part, affected by the rate of upgrade of new televisions. We derived a significant percentage of our past net sales as a result of consumers purchasing flat panel televisions to replace their existing cathode ray tube televisions, or CRT TVs, upgrading standard-definition televisions to high-definition televisions, upgrading analog receivers to digital receivers, and other upgrades to newer technologies. These upgrade cycles are now substantially complete, and we cannot guarantee that current or future technological upgrades, such as Internet connectable, or Smart TVs, and Ultra-High Definition, or UHD, televisions, will result in similar adoption rates, or that content providers will provide the content necessary for such technological upgrades to fulfill their full potential for end-users. For example, there was a significant amount of time between when high-definition televisions were available and high-definition content for such TVs was prevalent, and there has been minimal content available and provided for 3D televisions. Similarly, content that would take full advantage of our UHD televisions may not be available at a rate that drives significant consumer demand for UHD televisions. Furthermore, the rate of replacement with new televisions of older televisions may be affected by macroeconomic factors such as continuing uncertainty in the global economy, or a change in the prices of televisions. If consumers do not purchase new televisions, or purchase substitute or replacement televisions at a lower rate than during prior replacement cycles, this may harm our operating results.

While we are evaluating other products and services to add to and diversify our offerings, we may not be successful in identifying or executing on such opportunities, and we expect sales of televisions to continue to represent most of our overall net sales for the foreseeable future. Furthermore, our other new product offerings in the past, including sound bars, have been complementary to television purchases and sales of such products are correlated with television purchases. The success of our Inscape data services offerings, moreover, relies on continued sales of our Smart TVs. As a result, our future growth and financial performance will depend heavily on our ability to develop and sell additional and newer models of our televisions, particularly Smart TVs and UHD televisions. If we fail to deliver upgraded and new products that our customers and consumers want, our business and results of operations will be harmed.

If we fail to keep pace with technological advances in our industry, or if we pursue technologies that do not become commercially accepted, consumers may not buy our media entertainment products, and our net sales and profitability may decline.

The markets for the media entertainment products that we offer are characterized by rapidly changing technology, evolving technical standards, changes in consumer preferences, low margins, significant competition and the frequent introduction of new products and software. The development and commercialization of new technologies, and the introduction of new products and software, will often quickly make existing products and software obsolete, unprofitable or unmarketable. We derive a substantial portion of our net sales from sales of new products, and we expect a significant percentage of our future growth to depend in part on the continued development and sale of other new products or services, such as UHD televisions. Our failure to adequately anticipate changes in the industry and the market, and to develop attractive new products, software or services, may reduce our future growth and profitability. Moreover, the development process can be lengthy and costly, and requires us to collaborate with our third-party manufacturers, software developers and their suppliers as well as our customers well in advance of sales. Technology and standards may change while we are in the development stage, rendering our products obsolete or uncompetitive before their introduction. Our products, which typically contain both hardware and software, may contain undetected errors that may not be discovered until after their introduction and shipment. In addition, we may encounter difficulties incorporating technologies and software into our products in accordance with our customers’ and consumers’ expectations, which in turn may negatively affect our customer and consumer relationships, and our reputation, brand and net sales. If we fail to keep pace with rapid technological changes and changes in consumers’ needs or preferences, and to offer new products, software or software updates to new or existing products in response to such changes, our business, operating results, and financial condition may be adversely affected.

Our success depends on our ability to continue to establish, promote and strengthen the VIZIO brand.

Maintaining awareness of the VIZIO brand name in existing markets and developing and maintaining the VIZIO brand name in new markets are critical to achieving and maintaining widespread awareness of our television and other product and service offerings. The VIZIO name and brand image are integral to the growth of our business and expansion into new markets. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing efforts and our ability to consistently provide high quality products. If we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity or perception, our brand, business and operating results could be adversely affected. We also believe that brand recognition will continue to be a key factor in maintaining and expanding our customer base and market position, strengthening our bargaining power with customers, manufacturers and third-party service providers and monetizing our Inscape data services. Maintaining and enhancing our brand requires us to make substantial investments, and these investments may not achieve the desired goals. Marketing expenses for the years ended December 31, 2013 and 2014 were $35.0 million and $41.0 million, respectively. If we are unable to continue to promote and strengthen the VIZIO brand, or if our brand fails to continue to be viewed favorably by our customers or by consumers, we may not be successful in attracting and acquiring new customers and consumers, which could have a material adverse effect on our results of operations and financial condition.

Additionally, we compete not only for customers and consumers, but also for favorable product selections and cooperative advertising support from our customers. Our customers are often the first points of contact with consumers. Moreover, these customers provide a significant amount of product advertising, which supplements our marketing spend or may decrease the amount that we are otherwise required to spend on marketing. If these customers reduce or cease advertising our products, we may need to increase our own sales and marketing expenses to create and maintain the same level of brand awareness among potential consumers.

Moreover, if we are not successful in maintaining and strengthening our reputation and relationships with our manufacturers, service providers or licensors in existing and new product and service categories, we may be unable to maintain existing offerings, source new products at competitive prices and with adequate levels of inventory or successfully monetize our Inscape data services. We may also be unsuccessful in negotiating or maintaining attractive incentives and payment terms with manufacturers and service providers, or royalties or revenue shares with licensors, any of which could materially adversely affect our business.

A small number of customers account for a substantial majority of our net sales, and if our relationships with any of these customers is harmed or terminated, or the level of business with them is significantly reduced, our results of operations would be materially adversely affected.

We depend on a small number of customers for a substantial majority of our business, and believe that in the future we will continue to generate a substantial majority of our net sales from a small number of customers. Our four largest customers, measured by net sales, accounted for 85%, 84%, and 80% of our net sales for the years ended December 31, 2012, 2013, and 2014, respectively, and 84% and 85% of our net sales for the nine months ended September 30, 2014 and 2015, respectively. Moreover, Wal-Mart Stores, Inc., or Wal-Mart, accounted for 52%, 45%, and 40% of our net sales for the years ended December 2012, 2013 and 2014, respectively, and 41% and 37% of our net sales for the nine months ended September 30, 2014 and 2015, respectively. Costco and Sam’s Club each accounted for more than 10% of net sales in each of the periods noted, and Best Buy also accounted for more than 10% of net sales in each period beginning in 2013. Further, for the year ended December 31, 2014, Wal-Mart and Sam’s Club comprised 40% and 12% of our net sales, respectively. Wal-Mart, Sam’s Club and certain other entities purchasing from us are affiliates under common control, and collectively they comprise 54% of our net sales for the year ended December 31, 2014. While Wal-Mart and Sam’s Club have historically submitted orders to us through separate purchasing departments, their affiliation enhances the risk of our customer concentration as, among other things, their purchasing departments could become centralized in the future.

We do not typically enter into binding long-term contracts with our customers. We generally sell our products on the basis of purchase orders, and our customers may cancel or defer orders with little or no notice and without significant or any penalties. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. If any of our significant customers reduces, delays, or cancels its orders, or the financial condition of our key customers deteriorates, our business could be seriously harmed. If we were to lose one of our major customers, or if a major customer were to significantly reduce its volume of business with us or provide more or better shelf space to products of our competitors, our net sales and profitability could be materially reduced, which could have a significant adverse impact on our operating results, and our business could be harmed.

We depend on a limited number of manufacturers for our products and their components. If we experience any delay or disruption, or quality control problems with our manufacturers in their operations, we may be unable to keep up with customer and consumer demand, we could lose market share and net sales, and our reputation and business would be harmed.

We do not have internal manufacturing or testing facilities or capabilities, and all of our products are manufactured, assembled, tested and packaged by third-party manufacturers, who are original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs. Our manufacturers are, in turn, responsible for procuring or manufacturing the components used in the manufacturing of our products from a limited number of suppliers. Our four largest manufacturers accounted for 94%, 97%, and 97% of our inventory purchases for the years ended December 31, 2012, 2013 and 2014, respectively, and 97% and 97% of our inventory purchases for the nine months ended September 30, 2014 and 2015, respectively. Moreover, our manufacturer AmTRAN Technology Co., Ltd. and Q-Run Holdings Ltd., an affiliate of our manufacturer Hon Hai Precision Co., Ltd., are our related parties, holding 20.2% and 8.3% of our common stock on an as-converted basis as of September 30, 2015, respectively. These two manufacturers accounted for approximately 12% and 25% of our inventory purchases for the year ended December 31, 2014, respectively, and 7% and 24% for the nine months ended September 30, 2015, respectively.

Our reliance on our manufacturers, and indirectly, on their limited number of suppliers, involves a number of risks, including risks related to the following:

•	our manufacturers and their suppliers may encounter financial or other business difficulties, change their strategic objectives, or perceive us to no longer be an attractive customer;

•	we have no long-term contracts with our manufacturers and as a result, our manufacturers could cease to provide products to us with little or no notice;

•	our manufacturers, or their suppliers, may experience disruptions in their manufacturing operations due to equipment breakdowns, labor disputes or shortages, component or material shortages, cost increases or other similar problems;

•	production capacity constraints;

•	increases in manufacturing costs and lead times;

•	untimely delivery and failures to meet production deadlines;

•	errors in complying with product specifications;

•	product and component quality and reliability issues;

•	failure of a key manufacturer, or a key supplier to a manufacturer, to remain in business and adjust to market conditions;

•	failure of our manufacturers and their suppliers to obtain timely domestic or foreign regulatory approvals or certificates for our products;

•	our ODMs could become our competitors by selling directly to retailers and discontinuing manufacturing or supplying us with their products;

•	our inability to pass price declines in the sales of our products or price protection rebates we provide to our customers through to our manufacturers;

•	failure of manufacturers to honor indemnities in their agreements with us;

•	delays in, or the inability to execute on, a supplier roadmap for components and technologies; and

•	natural disasters, fires, acts of terrorism or other catastrophic events which disrupt manufacturing operations or shipping routes.

We rely on our manufacturers to procure components of our products, particularly LCD panels and chipsets. There are a limited number of suppliers of LCD panels and chipsets, and we do not expect the number of suppliers to increase. In addition, some of our manufacturers’ suppliers are affiliates of certain of our competitors, which creates the risk that these suppliers may favor their affiliated companies over us or our manufacturers in allocating or pricing supplies, or may refuse to supply to our manufacturers at acceptable prices, or at all, components for use in our products. We run the risk that these or other suppliers may choose to withhold LCD panels from our manufacturers, and they may not cooperate with us (or our manufacturers), for competitive reasons in the future.

If component shortages or delays occur, the price of certain components may increase, and we may be exposed to quality issues or the components may not be available at all. Accordingly, our net sales and gross margin could suffer as we could lose time-sensitive sales, incur additional freight costs or be unable to pass on price increases to our customers. If we, or our manufacturers, cannot adequately address supply issues, we might have to re-design some products, which could result in further costs and delays.

In addition, if we experience a significant increase in demand for our products, our manufacturers might not have the capacity to, or might elect not to, meet our needs as they allocate production capacity to their other customers. Identifying a suitable manufacturer is an involved process that requires us to become satisfied with the manufacturer’s quality control, responsiveness and service, financial stability and labor and other ethical practices, and if we seek to source materials from new manufacturers there can be no assurance that we could do so in a manner that does not disrupt the manufacture and sale of our products.

If we fail to manage our relationship with our manufacturers effectively, or if they experience operational difficulties, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed.

We compete in rapidly evolving and highly competitive markets and we expect intense competition to continue, which could result in a loss of our market share and a decrease in our net sales and profitability, and could adversely affect our growth prospects.

We compete in rapidly evolving and highly competitive markets, and with existing competitors whose size and resources may allow them to compete more effectively than we can. We expect intense competition to continue as existing competitors introduce new and more competitive offerings alongside their existing products and services, and as new market entrants introduce new products and services into our markets. Many of our competitors have greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition among some types of consumers, and greater economies of scale. In addition, these competitors have long-term relationships with many of our retailer customers.

We compete primarily with established, well-known television manufacturers, established media entertainment product companies, as well as more recent entrants to the branded television market. Our principal competitors include: Samsung, Sony, LG, Sharp, Toshiba, Panasonic and Funai.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	the ability to more easily undertake extensive marketing campaigns;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services;

•	the ability to implement and sustain aggressive pricing policies;

•	the ability to obtain favorable pricing or allocations of key components from manufacturers or suppliers, including LCD panels, which are supplied for our products to a significant extent by affiliates of our competitors;

•	the ability to exert significant influence on sales channels;

•	broader distribution and more established relationships with retailers;

•	access to larger established retailer and consumer bases;

•	access to greater resources to make acquisitions;

•	the ability to rapidly develop and commercialize new technologies and services;

•	the ability to bundle competitive offerings with other products and services; and

•	the ability to cross-subsidize low-margin operations from their other higher-margin operations.

In addition, with our Inscape data services, we recently entered the market for viewing behavior data. The market for viewing behavior data and analysis is highly competitive and includes well-established companies such as A.C. Nielsen and Rentrak. Many of Inscape’s competitors have greater financial, marketing and other resources, longer operating histories, better brand recognition among advertisers, and greater economies of scale. In addition, these competitors have established long-term business relationships with many advertisers.

We would be at a competitive disadvantage if our competitors bring their next generation products and services to market earlier than we do, if their products or services have lower prices, better features or are more technologically advanced than ours, or if any of our competitors’ products or services were to become preferred by customers or consumers. To the extent we are unable to effectively compete against our competitors for any of these reasons or otherwise, our net sales could decline, our margins could be negatively impacted, we could lose market share or we could fail to successfully monetize our Inscape data services, any of which would seriously harm our business and results of operations or growth prospects.

If we do not effectively maintain and further develop our product sales channels, including developing and supporting our retail sales channels, or if any of our retail customers experience financial difficulties or fails to promote our products, our business could be harmed.

We depend upon effective sales channels to reach the consumers who are the ultimate purchasers of our products. We primarily sell our products directly through a mix of retail channels, including big box retailers, wholesale clubs and, to a much smaller extent, independent regional retailers. We depend on our customers to provide adequate and attractive space for our products in their stores. We further depend on our customers to employ, educate and motivate their sales personnel to effectively sell our media entertainment products. Many of our customers limit the shelf space they provide to any single brand, which makes future market share gains by us more difficult. If our customers do not adequately display our products, choose to promote competitors’ products over ours (including through more prominent or higher-impact store displays or through in-store recommendations to consumers from their sales personnel), or do not effectively explain to consumers the advantages of our products, our net sales could decrease and our business could be harmed. Similarly, our business could be adversely affected if any of our large retail customers were to experience financial difficulties, or change the focus of their businesses in a way that deemphasized the sale of our products. We are also investing heavily in providing new customers with in-store product displays and expanding the footprint of our product displays in existing stores, and there can be no assurance that this investment will lead to increased sales.

We rely upon third parties for technology that is critical to our products and services, and if we are unable to continue to use this technology and future technology, our ability to sell competitive and technologically advanced products would be limited.

We did not develop most of the technology incorporated into and necessary for the operation and functionality of our products. We rely on non-exclusive license rights from third parties for these technologies. We also license technology on a non-exclusive basis that is necessary to comply with various data compression, broadcast and wireless standards. Because the intellectual property we license is available to our competitors from third parties, barriers to entry for our competitors are lower than if we owned exclusive rights to the technology we license and use or if we had separately developed patented technology. In some cases, the owners of the intellectual property that we license routinely license the same or similar intellectual property to our competitors, such as ATSC licensed by MPEG-LA and Dolby. If a competitor were to enter into an exclusive arrangement with any of our third-party technology providers, or we are unable to continue to license or replace technologies we use following the expiration of a license, our ability to develop and sell products or services containing that technology could be severely limited. Our ability to continue licensing technology from a licensor after the expiration of a license could also become more limited in the future for a variety of reasons, such as the licensor being acquired by one of our competitors. Our success will also depend in part on our continued ability to access these technologies on commercially reasonable terms.

Limited availability of raw materials, components and manufacturing equipment for our products, or increases in the cost of these items, could materially and adversely affect our business, results of operations or financial condition.

We depend on our manufacturers obtaining adequate supplies of quality raw materials and components on a timely basis, and we have no long-term agreements with our manufacturers with fixed prices or quantities. As a result, it is important for them to control raw material and component costs and reduce the effects of fluctuations in price and availability. We do not have ultimate control over how or from whom our manufacturers, or their suppliers, source the raw materials or key components, such as glass substrates, liquid crystal material, driver integrated circuits, polarizers and color filters, used in our products and key components. Our manufacturers, or their suppliers, may establish a working relationship with a single materials supplier if they believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations. Our manufacturers, or their suppliers, may experience a shortage of, or a delay in receiving, certain components as a result of strong demand, capacity constraints, financial weakness of the manufacturer or their suppliers, inability of manufacturers or their suppliers to borrow funds in the credit markets, disputes with other manufacturers or suppliers (some of whom are also competitors) or disruptions in the operations of component suppliers, or problems faced during the transition to a new component supplier. Our results of operations would be adversely affected if our manufacturers, or their suppliers, were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

Furthermore, we may be limited in our ability to pass on increases in the cost of raw materials and components to our customers. Our contracts with our customers provide that price and quantity terms are contained in purchase orders, which are generally agreed upon one month in advance of delivery. Except under certain special circumstances, the price terms in the purchase orders are not subject to change. If we become subject to any significant increase in the price our manufacturers charge us due to increases in the price of raw materials or components that were not anticipated, we may be unable to pass on such cost increases to our customers, particularly when we offer price protection, where we offer rebates to our customers so that they can decrease the retail price of products during the products’ life cycles to move such products off their shelves.

In addition, certain manufacturing equipment used by our manufacturers, and their suppliers, is only available from a limited number of vendors. From time to time, increased demand for such equipment may cause lead times to extend beyond those normally required. The unavailability of such equipment could hinder the manufacturing capacity of our manufacturers, which could in turn impair our ability to meet our customer orders. This could result in a loss of net sales and cause financial stress on our operations.

If we are unable to accurately predict our future customer demand and provide our manufacturers with an accurate forecast of our product requirements, we may experience delays in the manufacturing of the products we sell and the costs of our products may increase, which could adversely affect our operating results.

To ensure adequate inventory supply and meet the demands of our customers, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by a multitude of factors, including the timing of product introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. We provide our manufacturers with a rolling forecast of demand, which they use to determine material and component requirements. Lead times for ordering materials and components, especially key components such as LCD panels, vary significantly and depend on various factors, such as the specific component manufacturer, contract terms and demand and supply for a component at any given time. We rely on our manufacturers and their suppliers to manage these lead times. If our forecasts are less than our actual requirements, our manufacturers and their suppliers may be unable to manufacture our products or their components in sufficient quantity or in a timely manner, and we may be unable to meet customer demand for our products, or may be required to incur higher costs to secure the necessary production capacity and components. We could also overestimate future sales of our products and risk causing our manufacturers to carry excess product and component inventory, which could result in our providing increased price protection or other sales incentives, which could have a material and adverse effect on our net sales and gross margins. The cost of the components used in our products also tends to drop rapidly as volumes increase and technologies mature. Therefore, if our manufacturers or their suppliers are unable to promptly use the components purchased in anticipation of our forecasts, the cost of the products we sell may be higher than our competitors due to an over-supply of higher priced components.

Furthermore, a failure to deliver sufficient quantities of products to meet the demands of our customers may cause us to lose customers. At certain times in the past, we have been unable to supply the number of televisions demanded by certain of our customers. If this were to occur more frequently, our relationship with these customers may be materially affected, and they may decide to seek other sources of supply or cease doing business with us altogether.

The use of Automatic Content Recognition, or ACR, technology to provide viewing behavior data to advertisers and media content providers is an emerging industry. Our Inscape data services are in an early stage of development and its success depends on various factors. Our failure to successfully monetize our Inscape data services could materially and adversely harm our growth prospects.

We recently began offering to advertisers and media content providers our Inscape data services, which provide viewing behavior data collected using our ACR technology from our Smart TVs. We are in the early stages of commercializing our Inscape data services and it has not yet resulted in meaningful revenue. Moreover, the utilization of viewing behavior data collected using ACR technology through Smart TVs to inform digital advertising and content delivery is an emerging industry, and future demand and market acceptance for this type of data is uncertain. If the market for the use of this data does not develop or develops more slowly than we expect, or if we are unable to successfully develop and monetize our Inscape data services offerings, our growth prospects could be materially and adversely harmed.

Inscape data services is a new and untested business for us, and we are still in the process of evaluating and developing partner relationships with advertisers and media content providers, as well as our business strategies and service offerings. In directing our focus into a new area of business, we face numerous risks and challenges, including facing new competitors and having the increased need to develop new strategic relationships. We cannot assure you that our strategy will result in increased net sales or net income. Furthermore, growth in our Inscape data services may require changes to our existing business model and cost structure, modifications to our infrastructure and exposure to new regulatory and legal risks, any of which may require expertise in areas in which we have little or no experience. These risks pose a material adverse risk to our growth prospects and in the future, may pose a material risk to our results of operations and financial condition. Moreover, we are continuing to invest substantial resources in the development of our Inscape data services offerings, and if these offerings are unsuccessful, we would not achieve a return on this investment.

Many factors may adversely affect the acceptance and growth of our Inscape data services, including:

•	changes in the economic prospects of advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms, advertising technology firms, or the industries or verticals we expect to primarily serve with our Inscape data services;

•	the failure to add, or the loss of, brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms, and advertising technology firms running advertising campaigns using our Inscape data services;

•	the timing and amount of sales and marketing expenses incurred to attract new brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms, and advertising technology firms to our Inscape data services;

•	changes in the demand for viewing behavior data;

•	developing and maintaining relationships and technology integrations with brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and marketing technology firms;

•	the failure of our network or software systems, or the networks or software systems of marketing technology companies;

•	decisions by advertisers, media content providers, digital publishers or marketing technology companies to, or changes in their technology or rights that, restrict our ability to collect data or their refusal to implement mechanisms we request to ensure compliance with our legal obligations or technical requirements;

•	changes by marketing technology companies that render inoperable the integrations we have with them;

•	interruptions, failures or defects in our data collection, mining, analysis and storage systems;

•	changes in device functionality and settings, and other changes in technologies, including those that make it easier for consumers to prevent the placement monitoring technology and impact our ability to reach them online or collect and use exposure data, and decisions by consumers to opt out of being monitored or to use such technology; and

•	changes in or the introduction of new laws, rules, regulations and industry standards or increased enforcement of international laws, rules, regulations and industry standards impacting the collection, use, security or sharing of data or otherwise.

If we are unable to adequately address these factors, we may not be able to successfully develop our Inscape data services business and our anticipated future growth would be adversely impacted.

The success of our Inscape data services will depend on many factors, including our ability to provide viewing behavior data that advertisers and media content providers find useful and valuable, which in turn depends on factors such as the adoption rate of our Smart TVs, our ability to collect, measure, and report viewing behavior data from relevant content sources, our ability to build out and maintain a database of matching content, and consumers’ willingness to not opt out of our data service and maintain their Smart TVs’ connection to the Internet.

The success of our Inscape data services will depend on many factors, including our ability to provide viewing behavior data that advertisers and media content providers find useful and valuable. This ability, in turn, depends to a significant extent on the willingness of consumers to continue to purchase and use our Smart TVs and in our maintaining and continuing to grow our community of VIZIO connected units, or VCUs. A VCU represents one of our Smart TVs that has been connected to the Internet and has transmitted data collected by our Inscape data services. While we believe our current community of over 10 million VCUs enables the data we provide to reflect U.S. census demographics, a larger and broader user base may be necessary for us to sufficiently monetize some services we may offer in the future, such as delivering targeted audiences to advertisers.

Through our Inscape data services, we are capable of collecting meaningful viewing behavior data by matching attributes of content displayed on the screens of our ACR-capable, connected Smart TVs to our database of existing content, such as movies, TV shows and games. We must continue to develop and update this database and to match the content in this database to content displayed on our VCUs. The process of developing this database is ongoing and incomplete, particularly with respect to content broadcast by local television stations. Delays in developing this database of content may decrease the value of our Inscape data services.

We currently do not collect, and might not in the future collect, viewing behavior data regarding content streamed through VIZIO Internet Apps Plus or content viewed on Smart TVs located outside of the United States. These potential limitations may impair our ability to monetize our Inscape data services.

Moreover, our Smart TV viewers can opt out of data collection at any time. Furthermore, some individuals may be reluctant or unwilling to connect to the Internet through our Smart TVs because they have concerns regarding the risks associated with data privacy and security. If the wider public perceives data privacy or security concerns with respect to our Smart TVs, this could negatively impact the growth potential for the net sales of our Smart TVs and our Inscape data services.

We are dependent on logistics services provided by our third-party logistics provider, and failure to properly manage this relationship, or the failure of our logistics provider to perform as expected, could adversely impact our results of operations.

We currently rely primarily on only one third-party logistics provider for our warehousing and transportation needs that are not already handled by our manufacturers. We have no assurance that business interruptions will not occur as a result of the failure by this provider to perform as expected or that this logistics provider will meet the needs of our business. Further, if we are unable to properly manage our relationship with our logistics provider, including by accurately forecasting our requirements, our net sales, results of operations and gross profits may be adversely affected. We cannot ensure that our logistics provider will continue to perform services to our satisfaction, in a manner satisfactory to our customers, manufacturers and their suppliers, or on commercially reasonable terms. Our manufacturers could become dissatisfied with our logistics provider or its cost levels and refuse to utilize this logistics provider. Our customers could become dissatisfied and cancel their orders, impose charges on us or decline to make future purchases from us if this logistics provider fails to deliver products on a timely basis and in compliance with customers’ shipping and packaging requirements, thereby increasing our costs and/or potentially causing our reputation and our brand to suffer. If our logistics provider is not able to provide the agreed services at the level of quality we require or becomes unable to handle our existing or higher volumes, we may not be able to replace such logistics provider on short notice, which may have a material adverse effect on our business.

Our logistics provider may also fail to perform as expected for reasons outside its control. For example, in the first quarter of 2015, there was a labor dispute which impacted the seaports in the western United States, which delayed many of our inbound supply shipments. This resulted in lower revenue, net sales and profitability for us in the first quarter of 2015.

In addition, because we currently rely primarily on only one third-party logistics provider for our warehousing and transportation needs, if we encounter problems with this logistics provider, we may not be able to quickly shift to a new provider of these services and our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be materially adversely affected.

An economic downturn, or economic uncertainty in our key markets, could adversely affect consumer discretionary spending and demand for our products and our operating results.

The products we currently sell, predominately televisions and sound bars, are consumer discretionary items. As such, our results of operations tend to be sensitive to changes in conditions that impact the level of consumer spending for discretionary items, including general macroeconomic conditions, consumer confidence, employment levels, interest rates, tax rates, the availability and cost of consumer credit, consumer debt levels and fuel and energy costs. As global economic conditions continue to be volatile and economic uncertainty remains, consumer discretionary spending may also remain unpredictable and subject to reductions due to credit constraints and uncertainties. These factors may lead consumers to delay or reduce purchases of our products. Our sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect our business, financial condition and operating results.

In addition, unstable economic conditions may make it difficult for us to successfully monetize our Inscape data services offerings. Historically, economic downturns have resulted in overall reductions in advertising spending. If macroeconomic conditions deteriorate or are characterized by uncertainty or volatility, advertisers may curtail or freeze spending on advertising in general and on new and unproven technologies, such as viewership data collected using ACR technology, in particular. If these factors cause advertisers to limit or reduce their advertising budgets allocated to our Inscape data services, we may not be able to successfully monetize our Inscape data service offerings, which could have a material adverse effect on our growth prospects.

Our business is seasonal, and if our product sales during the holiday season fall below our forecasts, our overall financial condition and results of operations could be adversely affected.

Our business is subject to seasonal fluctuations in demand due to changes in buying patterns by our customers. Historically, we have experienced the highest levels of our sales in the fourth quarter of the year, coinciding with the holiday shopping season in the United States, including the Black Friday and Cyber Monday sales events, and, to a more limited extent, the third quarter due to pre-holiday inventory build-up and back-to-school promotions. For example, in both 2013 and 2014, our fourth quarter represented 34% of our respective annual net sales. Moreover, we often introduce our newest generation of product offerings just prior to this peak season, which may further concentrate sales in the fourth quarter. Additionally, there are other seasonal events, such as Superbowl Sunday in the first quarter, back-to-school promotions and pre-holiday inventory build-up in the third quarter, as well as customer reset periods in the spring and fall of each year, which impact our sales volume. During product reset periods, our customers, including Wal-Mart, Costco, Best Buy and Target, update their product assortments, driving sales of new product introductions, while simultaneously driving down prices for pre-existing products, as retailers seek to move older products off of their shelves to make room for new products.

Depending on how well we plan and execute our sales strategy during seasonal fluctuations in demand, our product sell-through and/or margins may be adversely impacted, particularly as we provide price protection for products in inventory at our customers. Further, given the strong seasonal nature of our product sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact on our results will continue, and any shortfall in seasonal sales would cause our results of operations to suffer. Achieving sales targets in the fourth quarter is particularly important, as a failure to achieve sales targets during the holiday season cannot be recovered in subsequent periods of a given year.

In contrast to net sales, a substantial portion of our expenses are personnel related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses, which are not seasonal in nature. Accordingly, in the event of net sales shortfalls, we are generally unable to mitigate the negative impact on margins in the short term.

To remain competitive and stimulate customer and consumer demand, we must successfully manage constant product development and frequent product introductions and transitions.

We believe that we must continually develop and introduce new products, enhance our existing products and effectively stimulate customer and consumer demand for new products. Any failure to complete product transitions effectively could harm our brand and results of operations.

The success of new product introductions depends on a number of factors including, but not limited to, timely and successful development, market and consumer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction. If we do not successfully manage product transitions, especially during the holiday shopping season, our net sales and business may be harmed and we may not be able to grow our business.

The introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of a successful product introduction. We may need to offer our customers price protection or other benefits in order to complete the sell-thru of older models of our products to consumers. New product offerings may also cause customers or consumers to defer purchasing our existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. If we fail to effectively manage new product introductions, our net sales and profitability may be harmed.

If our products contain defects or errors, we could incur significant unexpected expenses, experience product returns and lost sales, suffer damage to our brand and reputation, and be subject to product liability or other claims.

Our products are complex and may contain defects, errors or failures, particularly when first introduced or when new models are released. Our products have a one- or two-year limited warranty against manufacturing defects and workmanship. While our warranty is limited to repairs and returns, warranty claims may result in significant costs and litigation, the occurrence of which could adversely affect our business and operating results. If our products contain defects or errors, we could experience decreased sales and increased product returns, and loss of our customers, consumers and market share. If defects are not discovered until after customers or consumers purchase our products, our customers and consumers could lose confidence in the quality of our products and our business could be harmed. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease customer and consumer demand, and adversely affect our operating results and financial condition. In addition, although substantially all of our product warranty expenses are reimbursed by our manufactures under our standard product supply agreements, if our manufacturers fail to honor these obligations, or if the indemnities in our product supply agreements are insufficient or do not cover our losses, we could incur significant service, warranty and insurance costs to correct any defects, warranty claims or other problems, including costs related to product recalls.

Our recent growth rate in net sales and profitability in recent periods might not be indicative of future performance. You should not rely on the results of recent periods as an indication of future net sales or net income.

Although our net sales and net income have grown significantly since our inception in 2002, we may not have similar growth rates in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as indicative of our future net sales or net income growth or financial results. In future periods, our net sales could decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including due to other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

We expect our quarterly financial results to fluctuate, which may lead to volatility in our stock price.

Our net sales and net income vary significantly from quarter to quarter due to a number of factors, including:

•	changes in demand for the products we sell, including seasonal fluctuations reflecting traditional customer and consumer purchasing patterns;

•	changes in the mix of products we sell;

•	the anticipation of new products or updates that causes our customers and consumers to forego purchases of current products;

•	the introduction of new technologies, products or service offerings by competitors;

•	our ability to manage our product mix and consider allowances, including for price protection;

•	our inability to reduce our fixed costs to compensate for any reduced net sales or decrease in average selling prices;

•	changes in advertising and other marketing costs;

•	aggressive pricing, marketing campaigns or other initiatives by our competitors;

•	increases in the cost of the products we sell due to the rising costs of key components such as LCD panels, chipsets and raw materials, particularly in countries like China that account for a significant portion of the manufacturing capacity for our products;

•	costs of expanding or enhancing our supply base;

•	changes and uncertainty in the legislative, regulatory and industry environment for us, our customers or our manufacturers;

•	investments in new product or service offerings, including the level of investment in our Inscape data services;

•	changes in our capital expenditures as we acquire the hardware, equipment, technologies and other assets required to operate and scale our business; and

•	costs related to acquisitions of other businesses or technologies.

As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of stock analysts and investors, which could cause our stock price to fall.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our stockholders or restrict our operations.

As part of our business and growth strategy, we have in the past acquired and made significant investments in, and may in the future acquire or make significant investments in, businesses, assets, technologies or services that we believe complement our business. For example in December 2014, we acquired Advanced Media Research Group, Inc., a software and application development company, and in August 2015, we acquired Cognitive Media Networks, Inc., a software provider than enables our Inscape data services. Integrating any newly acquired businesses, assets, technologies or services may be expensive and time-consuming. We have limited experience acquiring and integrating businesses, and may not be successful in doing so. In addition, to finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and in the case of equity or equity-linked financings, could result in dilution to our stockholders. Furthermore, funds obtained through debt financing could contain covenants that restrict how we operate our business or obtain other financing in the future.

If we are unable to integrate any newly acquired entities, assets or technologies effectively, our business and results of operations could suffer. The time and expense associated with finding and integrating suitable and compatible businesses, technologies or services, as well as negotiating acquisitions, could also disrupt our ongoing business and divert our management’s attention. Acquisitions by us could also result in large write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

If we are unable to provide a competitive entertainment offering through our Smart TV discovery and engagement software, our ability to attract and retain consumers would be harmed, as they increasingly look for new ways to access, discover and view digital content.

Our Smart TVs connect consumers with a user interface capable of facilitating discovery and engagement with a wide variety of content from traditional and streaming content providers, including Netflix, Hulu, YouTube and Amazon Instant Video. We face increased competition from a growing number of broadband-enabled devices from providers such as Roku, AppleTV, Amazon, and Google that provide broadband delivered digital content directly to a consumer’s television connected to their device. We also face competition from online content providers and other PC software providers who deliver digital content directly to a consumer’s personal computer, which in some cases may then be viewed on a consumer’s television. To compete effectively, we must be able to provide premium, high-definition content at comparable speeds and quality. We must also maintain arrangements with a competitive assortment of content providers. We do not currently have arrangements with all of the popular content providers, including some content providers that are available on competitive devices, such as ESPN and HBOGo. Furthermore, our arrangements with our current content providers typically involve no significant long-term commitments, and we cannot guarantee we will be able to continue our relationships with our current content providers in the future. If we are unable to provide a competitive entertainment offering through our Smart TV discovery and engagement software, our ability to attract and retain consumers would be harmed, as they increasingly look for new ways to access, discover and view digital content.

The success of our Inscape data services depends on developing and maintaining relationships and technology integrations with brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms, which enable us to deliver our Inscape data services at scale.

We are in the early stages of developing our Inscape data services, which is a complex process, involving cooperation among multiple participants in the television and digital advertising ecosystems. The success of our Inscape data services depends on developing and maintaining relationships and technology integrations with brand advertisers, advertising and media agencies, broadcast, cable and local television networks, digital publishers and streaming companies, data analytics firms and advertising technology firms, which enable us to deliver our Inscape data services at scale. The television and digital advertising industries continue to evolve and we will need to ensure we maintain and expand our existing relationships as well as develop relationships with additional constituents as they emerge. We cannot assure you that our relationships with these constituents will result in significant net sales, or that we will be able to maintain or expand these existing relationships or develop new relationships.

In particular, we have spent the last several years and significant resources building out technology integrations with marketing technology companies to facilitate the collection of data that we ultimately intend to be used for the delivery of digital advertisements to television and online content audiences. We are, therefore, dependent on marketing technology companies to collect and make that data useful to our Inscape data service customers. If these marketing technology companies fail to properly collect user data from our products, or if we fail to maintain and expand our relationships with these marketing technology companies, the success of our Inscape data services offerings could be adversely affected. Additionally, television content providers, digital publishers and marketing technology companies may begin to develop products supplementing their current product offerings to compete with our data services offerings rather than continuing to facilitate the delivery of our products or continuing to purchase and incorporate our products into their own products. If television content providers, digital publishers and marketing technology companies elect to compete directly with our data services offerings, future demand for these services may decrease and we may not experience our anticipated growth.

Our future growth is dependent upon the growth and integration of the digital and television advertising industries.

Many advertisers continue to devote a substantial portion of their advertising budgets to traditional, offline advertising, such as offline television, radio and print. The future growth of our business and, in particular, our Inscape data services, will depend on the integration of television and digital advertising, and on advertisers increasing their spend on television and digital advertising, and we cannot be certain that they will do so. If advertisers do not perceive meaningful benefits from the integration of television and digital advertising, and in particular the benefit of viewing behavior data, including in terms of cost effectiveness, then the digital advertising market may develop more slowly than we expect, which could adversely affect our growth prospects. Furthermore, viewing behavior data does not yet make up a significant part of the television and digital advertising ecosystem, and we do not have control over most factors contributing to the development of the market.

We do not control our manufacturers, or require them to comply with a formal code of conduct, and actions that they might take could harm our reputation and sales.

We do not control our manufacturers, including their labor, environmental or other practices, or require them to comply with a formal code of conduct. A violation of labor, environmental or other laws by our manufacturers or their suppliers, or a failure of these parties to follow ethical business practices, could lead to negative publicity and harm our reputation, particularly since some of our most significant manufacturers are related parties, such as AmTRAN Technology Co., Ltd. and Hon Hai Precision Industry Co., Ltd., an affiliate of our stockholder Q-Run Holdings Ltd. In addition, we may choose to seek alternative manufacturers if these violations or failures were to occur. Identifying and qualifying new manufacturers can be time consuming and we might not be able to substitute suitable alternatives in a timely manner or at an acceptable cost. In the past, other consumer product companies have faced significant criticism for the actions of their manufacturers and suppliers, and we could face such criticism ourselves. Any of these events could adversely affect our brand, harm our reputation, reduce demand for our products and harm our ability to meet demand if we need to identify alternative manufacturers.

We rely primarily on third parties for the research and development behind the technologies underlying our products and services.

We rely primarily on third parties for the research and development of the technologies underlying our products and services. The success of our products and services is dependent on the research and development performed by these third parties. If our relationships with our third-party manufacturers and licensors is harmed or ends, we may need to incur additional research and development costs in order to remain competitive with our products and services. Furthermore, we cannot control the amount or type of research and development done by our third-party providers. If they choose to invest less in research and development, or to invest in areas so that they fail to keep pace with the technological changes in our industries, our products and services could be less competitive, whereby our business, operating results and financial condition could be adversely affected.

Our success will depend in part on our continued ability to offer products utilizing a display technology that has broad market appeal.

Most of our net sales are currently derived from the sale of products utilizing LCD display technology, which is currently the most common flat panel display technology. We do not design or manufacture LCD display technology. Our ability to adopt or incorporate the latest LCD display technology into our televisions depends on continued advancement in the design and manufacture of LCD display technology by others. Furthermore, technologies other than LCD technology are also currently available or may become available, including Organic Light Emitting Diode, or OLED, and others. These new display technologies, which are at various stages of development and production, may gain wider market acceptance than LCD technology for use in televisions. We currently do not offer televisions using displays incorporating these alternative display technologies. If consumers prefer products manufactured by our competitors utilizing display technologies that we have not adopted, this could have a material adverse effect on our financial condition and results of operations.

We are subject to international business risks and uncertainties.

Our supply chain partners are based in, or have operations in countries outside of the United States including China, Taiwan, Japan and Mexico. Further, we are currently expanding our marketing operations internationally, which may lead to operations across many additional countries. For example, we have established sales channels through which we sell our products in Canada and Mexico. As a result, we expect our net sales from outside of the United States to increase in the future. Accordingly, we intend to expand our relationships in these countries and may establish additional relationships in other countries to grow our operations. Operating in foreign countries requires significant resources and management attention, and we have limited experience entering new geographic markets. We cannot guarantee that our international efforts will be successful.

Our Inscape data services currently focus on data generated from television content consumption in the United States. In order to expand these services internationally, we would be required to expend significant time and resources to be able to ensure that we can collect consumer and content data in other countries, and that we do so in compliance with laws in such countries. We cannot guarantee that we would be able to do so in a cost-effective manner, if at all.

We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in conducting international operations, and we cannot be certain that these risks will not prevent us from being able to successfully develop and expand our international operations.

Our ability to capitalize on growth in new international markets, to maintain current relationships with our manufacturers and vendors and to conduct operations in our existing international markets is subject to risks associated with international operations, such as:

•	inability to localize our products, including to adapt for local practices and translate into foreign languages;

•	difficulties in staffing and managing foreign operations;

•	burdens of complying with a wide variety of laws and regulations, including consumer data collection and use regulations;

•	more stringent regulations relating to data security, particularly in Canada and the European Union;

•	unexpected changes in regulatory requirements;

•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash, or reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	exposure to political or economic instability and general economic fluctuations in specific countries or markets;

•	risks resulting from changes in currency exchange rates;

•	changes in diplomatic and trade relationships;

•	terrorist activities and natural disasters;

•	trade restrictions;

•	differing employment practices and laws and labor disruptions;

•	the imposition of government controls;

•	lesser degrees of intellectual property protection;

•	tariffs and customs duties, or other barriers to some international markets, and the classifications of our goods by applicable governmental bodies;

•	a legal system subject to undue influence or corruption; and

•	a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our international business expansion and consequently our business, operating results and financial condition.

Some of our manufacturers of key components, including LCD panels, reside in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources. The Chinese government exercises significant control over China’s economic growth through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or our Chinese manufacturers, which could harm our business through higher product costs, reduced availability or both.

Furthermore, the global nature of our business creates various domestic and local regulatory challenges and subjects us to risks associated with our international operations. The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery and anticorruption laws in other jurisdictions, generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives and we cannot be assured that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA. In addition, Chinese laws prohibit corruption, extortion, bribery, pay-offs and other fraudulent practices. Despite this, such practices occur from time-to-time in China. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or Chinese law or similar legislation with respect to these practices, governmental authorities in the United States, China, and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

New regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we will be subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to diligence, disclose and report whether or not our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid such materials.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and legal expenses that could have an adverse effect on our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. In addition, we are subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets. The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Our products are subject to U.S. export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our products must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we attempt to ensure that our customers comply with applicable law to prevent our products from being provided to targets of U.S. sanctions, their actions are not within our complete control, and our products could be re-exported to those targets, or provided by our customers in contravention of our requirements or instructions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our net sales.

Any government enforcement action could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible governmental civil or criminal litigation matter in the future, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

We collect, process, store, use and to some extent disclose information collected from or about purchasers and users of our products, and from the devices themselves. The collection and use of personal information, and analysis and sharing of anonymous user data and unique identifiers to inform advertising or analyze viewing behaviors subject us to legislative and regulatory burdens, may expose us to liability, and our actual or perceived failure to adequately protect consumer data could harm our brand, our reputation in the marketplace and our business.

Unless a consumer chooses to disable the feature, many of our Smart TVs are programmed to collect specific viewing information, in association with non-personal information (which we define in our posted privacy policies as a data element or elements in a form that does not alone permit direct association with a specific person). We may make such (non-identifying) information available to third parties, for advertising and other business purposes. U.S. and foreign governments have enacted or are considering legislation related to digital advertising and we expect to see an increase in legislation and regulation related to digital advertising, the use of location or behavioral data to inform advertising, the collection and use of Internet user data and unique device identifiers, such as IP address, and other data protection and privacy regulation. Such laws and legislation could affect our costs of doing business, and may adversely affect the demand for, or effectiveness and value of, our Inscape data services solution.

Our customers may also object to or opt out of the collection and use of their data, which may harm our business. For example, other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. We are aware of several ongoing lawsuits filed against companies in the electronics or digital advertising industries alleging various violations of consumer protection and computer crime laws, asserting various privacy-related theories. Any such proceedings brought against us could hurt our reputation, force us to spend significant amounts to defend ourselves, distract our management, increase our costs of doing business, lower demand for our services and ultimately result in the imposition of monetary liability or restrict our ability to conduct our Inscape data services.

In addition, we collect, process, store, use and may make available to third parties, such as warranty service providers, personal information (which we define in our posted privacy policies as data that can be used to identify or contact a person) and other data supplied by consumers when, for example, consumers register our products for warranty purposes. Possession and use of personal consumer information in conducting our business may subject us to legislative and regulatory burdens in the United States and foreign jurisdictions, as well as other obligations related to privacy that could require notifications of any data breaches and restrict our use of information collected from or about consumers or their devices, including applicable state laws such as consumer protection and breach notification laws. The personal information we collect and maintain also may expose us to liability, and our actual or perceived failure to adequately protect consumer data could harm our brand, our reputation in the marketplace and our business.

We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. A wide variety of local, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of data collected from or about consumers and devices, and the regulatory framework for privacy issues is evolving worldwide. Various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at the digital advertising or connected devices industries in particular. Some of our competitors may have more access to lobbyists or governmental officials and may use such access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that would affect our business, particularly with regard to regulation of devices that connect to the Internet. The U.S. Federal Trade Commission and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use, and dissemination of data, and the presentation of website or other electronic content, comply with certain standards for notice, choice, security, and access. Courts may also adopt these developing standards. A number of states, including California, have enacted laws or are considering the enactment of laws governing the release of credit card or other information received from consumers. Individual lawmakers in the United States have sent letters to our competitors objecting to the means and methods of communicating with consumers about data collection and data sharing practices related to Smart TV products and services or expressed specific concerns about data security risks presented by Smart TVs.

Evolving definitions of what is considered “personal data” under EU laws, or personally identifying or identifiable information within the United States and elsewhere, especially relating to the classification of IP addresses, machine, device or other persistent identifiers, location data, behavioral data, and other such information, may cause us in the future to change our business practices, diminish the quality of our data and the value of our Inscape data services, and hamper our ability to expand our offerings into the EU or other jurisdictions outside of the United States. Furthermore, such laws may be inconsistent between countries and jurisdictions or conflict with other rules and regulations. Whether and how existing local and international privacy and consumer protection laws in various jurisdictions apply to the Internet and other online technologies is still uncertain and may take years to resolve. Privacy laws and regulations, if drafted or interpreted broadly, could be deemed to apply to the technologies we use to collect, analyze and share viewing behaviors or other data collected from our Smart TVs or consumers, and could restrict our information collection methods or decrease the amount and utility of the information that we would be permitted to collect and share. For example, our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our products and features or privacy practices. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our products or services, or increase the costs of doing so, and may affect our ability to invest in or jointly develop products. In addition, a determination by a court or government agency that any of our practices, or those of our agents, do not meet these standards could result in liability, or result in negative publicity, and adversely affect our business.

Further, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and fully implemented, we cannot assure you that our privacy policies and other statements regarding our practices will be sufficient to protect us from liability or adverse publicity relating to the privacy and security of information about consumers or their devices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, including laws and regulations regulating privacy, data security, or consumer protection, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other consumer data, may result in proceedings or actions against us, legal liability, governmental enforcement actions, and litigation. Any proceeding or action brought against us by a governmental entity or others relating to noncompliance with U.S. federal, state, or international laws, self-regulatory requirements, policies, or other legal obligations relating to privacy or data protection could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, adversely affect the demand for our products, and ultimately result in the imposition of monetary liability. Furthermore, any such proceedings or actions, or public statements against us by consumer advocacy groups or others, could cause our customers to lose trust in us, which could have an adverse effect on our business.

Additionally, if third parties we work with, such as customers, advertisers, vendors or developers, violate our contractual limitations on data use or sharing, applicable laws or our policies, such violations may also put consumers’ information at risk and could in turn have an adverse effect on our business. If third parties improperly obtain and use the information from or about our consumers or their devices, we may be required to expend significant resources to resolve these problems.

We also are subject to certain contractual obligations to indemnify and hold harmless advertisers, digital publishers, marketing technology companies and other users or buyers of our data from the costs or consequences of noncompliance with privacy-related laws, regulations, self-regulatory requirements or other legal obligations, or inadvertent or unauthorized use or disclosure of data that we store or handle as part of providing our products.

A significant breach of the confidentiality of the information we hold or of the security of our computer systems could be detrimental to our business, financial condition and operating results.

We rely on others to operate complex computer systems that store consumer data, which they are contractually required to maintain on a confidential basis. The information we collect through our Inscape data services does not include consumers’ names, addresses, phone numbers, social security numbers, credit card information or other contact or identity information that we consider to be personal information, but it does include device or other persistent identifiers, IP addresses and viewing behavior data. We also maintain a separate database of personal information that we collect in connection with consumers who register our products for warranty purposes or otherwise contact us, such as for customer service assistance. Like all services that connect with the Internet, our Inscape data service, and our website, may be subject to break-ins, attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or shutdowns of our services, causing loss of critical data or the unauthorized disclosure or use of information about consumers or their devices or other sensitive or confidential information. Our databases and data centers maintained on our behalf may be subject to unauthorized access by third parties who bypass or disable physical and cyber security and associated measures. Such unauthorized third parties could attempt to gain entry to those databases and data centers for the purpose of stealing data or disrupting systems. We cannot be certain that current or future criminal capabilities, discovery of existing or new vulnerabilities in our and our service providers’ systems and attempts to exploit those vulnerabilities, physical systems or facility break-ins and data thefts or other developments will not compromise or breach the technology protecting the systems and information possessed by us and our service providers. In the event that our or our service providers’ protection efforts are unsuccessful and there is an unauthorized disclosure of confidential information or the breach of the security of such information, we could suffer substantial harm. A major breach of our or our service providers’ network security and systems could have serious negative consequences for our businesses and future prospects, including possible fines, penalties and damages, reduced consumer demand for our media entertainment products, and harm to our reputation and brand.

Further, a portion of our technology infrastructure is operated by third parties over which we have no direct control, and we are reliant in part on their security measures to protect our consumers’ information. If those third parties do not adequately protect our consumers’ information, it could result in decreased net sales and our reputation could suffer irreparable harm, causing consumers to reject our products in the future, our data providers not to share data with us, or advertisers or other downstream users of our viewing behavior data not to do business with us. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing cyber security protection costs by deploying additional personnel and protection technologies, notifying affected individuals and providing them with identity-protection services, and litigating and resolving government investigations and legal claims, all of which could divert resources and the attention of our management and key personnel away from our business operations. In any event, an unauthorized disclosure of confidential information or a breach of the security of our systems or data could materially harm our business, financial condition and operating results.

Significant system disruptions, loss of data center capacity or interruption of telecommunication links could adversely affect our business, financial condition and operating results.

Our business is heavily dependent upon highly complex data processing capability. Protection of our data centers and the third-party data centers at which we collect and maintain data against damage or interruption from fire, flood, tornadoes, power loss, telecommunications or equipment failure or other disasters and events beyond our control is critical to our continued success. We also rely on bandwidth providers, Internet service providers and mobile networks to deliver data to us from Smart TVs. Any damage to, or failure of, the systems of the data centers that we utilize or the systems of our third-party providers could result in interruptions to the availability or functionality of our Inscape data services. If for any reason our arrangements with our third-party providers, including providers of our third-party data centers, are terminated, we could experience additional expense in arranging for new technology, services and support. In addition, the failure of the data centers that we utilize or any third-party providers to meet our capacity requirements could result in interruptions in the availability or functionality of our products or impede our ability to scale our operations. The online content available through our Smart TVs is dependent on links to telecommunication providers. We believe we and the third parties on which we rely have taken reasonable precautions to protect necessary data centers and telecommunication links from events that could interrupt our operations. Any damage to the data centers that we utilize or any failure of our telecommunications links that causes loss of data center capacity or otherwise causes interruptions in our operations, however, could materially adversely affect our ability to quickly and effectively respond to our customers’ requirements, which could result in loss of their confidence, adversely impact our ability to attract new customers and force us to expend significant resources to repair the damage. Such events could adversely affect our business, financial condition and operating results.

Compliance or the failure to comply with current and future environmental, product stewardship and producer responsibility laws or regulations could result in significant expense to us.

As a seller of consumer electronic products, we are subject to a variety of state, local and foreign environmental, product stewardship and manufacturer responsibility laws and regulations, primarily relating to the collection, reuse and recycling of electronic waste, including the televisions we sell, as well as regulations regarding the consumption of electricity and hazardous material content.

The cost of complying with recycling programs is difficult to predict because of the inability to reliably estimate the timing and quantity of our products, at various sizes, that will be recycled in any given jurisdiction. Most of the states with television recycling programs assess fees based upon weight of the units recycled, by market share or a combination of the two. Some states also impose a charge on us for the cost of recycling televisions manufactured by companies which are no longer in business, usually based upon our current market share. Such orphaned televisions are predominately based on older, heavier CRT technology. We expect our expenses for compliance with recycling programs to be between approximately $6 million and $10 million each year, and as our sales or market share increases, the future cost of complying with the existing recycling programs will increase. If more states adopt similar recycling plans, our costs of compliance will grow. Currently, we do not pass these costs on to our manufacturers and we may have a limited ability to pass these costs along to our customers. If states offer consumer incentives for the return of televisions to recycling facilities, which has occurred in the past, our costs could increase unexpectedly. If the costs of compliance with these recycling programs increase beyond our estimates, our margins would be reduced and our financial condition and results of operations would be harmed. We believe that we comply, and will be able to continue to comply, with such existing and emerging requirements, but if we fail to comply with any present and future regulations, we could become subject to additional fines and liabilities, or prohibitions on sales of our television products or could otherwise jeopardize our ability to conduct business in the jurisdiction in which we are not compliant, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, laws in some jurisdictions ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our products. Similar laws and regulations have been passed, are pending, or may be enacted in China and other regions, and we are, or may in the future be, subject to these laws and regulations. Although we generally seek contractual provisions requiring our manufacturers to comply with such requirements, we cannot assure you that our manufacturers will consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our products to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

From time to time new environmental, product stewardship and producer responsibility regulations are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations and changes will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. We also expect that our products will be affected by new environmental laws and regulations on an ongoing basis. Although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured. As a result, we may experience negative consequences from these emerging requirements including, but not limited to, supply shortages or delays, increased raw material and component costs, accelerated obsolescence of certain raw materials used in our components and products, and the need to modify or create new designs for our existing and future products, all of which could have a material adverse effect on our business and financial condition.

We are exposed to increased regulatory oversight and will incur increased costs as a result of being a public company.

As a public company, we are required to satisfy the listing requirements and rules of the NASDAQ Global Select Market and incur significant legal, accounting and other expenses that we did not incur as a private company. We will also incur costs associated with public company reporting requirements and corporate governance requirements, including additional directors’ and officers’ liability insurance and requirements under the Sarbanes-Oxley Act of 2002, or the SOX Act, as well as rules implemented by the SEC and NASDAQ. These rules and regulations have increased, and will continue to increase, our legal and financial compliance costs, and have made, and will continue to make, certain activities more time consuming and costly. Further, we have incurred costs in connection with hiring additional accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. Any of these expenses could harm our business, operating results and financial condition.

If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business or share price.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent financial fraud. Pursuant to the SOX Act, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls, or fraud. If we fail to maintain an effective system of internal controls, our business and operating results could be harmed, and we could fail to meet our reporting obligations, which could have a material adverse effect on our business and our share price.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act, or SOX Act, requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments beginning with our Annual Report for the year ending December 31, 2016. Both our independent auditors and we will be testing our internal controls pursuant to the requirements of Section 404 of the SOX Act and could, as part of that documentation and testing, identify areas for further attention or improvement. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or other regulatory authorities, which could require additional financial and management resources.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of net sales and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, sales incentives, accounts receivable and allowance for doubtful accounts, stock-based compensation expense, excess and obsolete inventory write-downs, warranty reserves, long-lived assets and accounting for income taxes including deferred tax assets and liabilities.

We are highly dependent on our Chief Executive Officer.

Our future success depends in significant part on the continued service of our Chief Executive Officer, William Wang. Mr. Wang is critical to the strategic direction and overall management of our company as well as our research and development process. Mr. Wang is an at-will employee and upon completion of this offering, there will be no vesting restrictions on any of the stock of the Company that he owns. We do not carry key person life insurance on Mr. Wang. If we lose Mr. Wang’s services, we may not be able to find a suitable replacement or integrate a replacement in a timely manner or at all, which would seriously harm our business, financial condition and operating results. In addition, our continuing growth will, to a large extent, depend on the attention of Mr. Wang to our daily affairs.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, and political instability.

Our headquarters is located in the Orange County area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed.

Our key manufacturing, supply, assembly and distribution partners have global operations, including in China, Taiwan, Mexico, and Japan as well as the United States. Political instability, adverse weather conditions, natural disasters and other catastrophes, and epidemics or outbreaks of disease in any of those countries could materially and adversely affect our business in the future, our financial condition and operating results. Any prolonged occurrence of these or other events or conditions in any of these locations may interrupt the business operations of our manufacturers as well as the manufacturers of key components, including LCD panels, resulting in a material adverse effect on our operations and financial results. For instance, health or other government regulations adopted in response to a natural disaster, epidemic or outbreak, or a severe disruption or increase in the pricing of basic food stuffs, may require closure of our manufacturers’ facilities and/or our customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. These regulations also could result in severe travel restrictions and closures that would restrict our ability to ship our products.

Any material disruption of our information systems could adversely affect our operating results.

We are increasingly dependent on information systems to process transactions, respond to customer inquiries, provide technical support to consumers, manage our supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations, in particular for our Inscape data services. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems, system failures, viruses, computer “hackers” or other causes, could cause delays in our supply chain or cause information, including data related to customer orders, to be lost or delayed, which could result in delays in the delivery of merchandise to customers or lost sales, especially if the disruption or slowdown occurs during the holiday season. Any of these events could reduce demand for our products or impair our ability to complete sales through our ecommerce channels and cause our net sales to decline. If our information systems are inadequate to handle our growth, we could lose customers or our business and operating results could be adversely affected.

As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business, in particular for our Inscape data services. Although the systems and services that we require are typically available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, our ability to manage our business would suffer if one or more of our providers suffer an interruption in their business, or experience delays, disruptions or quality control problems in their operations, or we have to change or add systems and services. Furthermore, we may not be able to control the quality of the systems and services we receive from third-party service providers, which could impair our ability to implement appropriate internal controls over financial reporting.

Risks Relating to Intellectual Property

Third parties may claim we are infringing, misappropriating or otherwise violating their intellectual property rights and we could be prevented from selling our products, or suffer significant litigation expense, even if these claims have no merit.

The media entertainment products industry, and especially the television industry, is characterized by the existence of a large number of patents and frequent claims and litigation regarding patent, trade secret and other intellectual property rights. There is no easy mechanism through which we can ascertain a list of all patent applications that have been filed in the United States or elsewhere and whether, if any applications are granted, such patents would have a material adverse effect on our business. Furthermore, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe, misappropriate or otherwise violate third-party rights may be brought against us. We may also be unaware of intellectual property rights of others that may cover some of our products.

Leading companies in the television industry, some of which are our competitors, have extensive patent portfolios with respect to television technology. From time to time, third parties, including these leading companies, have asserted and currently are asserting patent, copyright, trademark and other intellectual property related claims against us and demand license or royalty payments or payment for damages, seek injunctive relief and pursue other remedies including, but not limited to, an order barring the import of our products. We expect to continue to receive such communications and be subject to such claims, and we review the merits of each claim as they are received.

The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Claims of intellectual property infringement, misappropriation or other violation against us or our manufacturers might require us to redesign our products, rebrand our services, enter into costly settlement or license agreements, pay costly damage awards, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property, or require us to face a temporary or permanent injunction prohibiting us from marketing or selling our products or services. As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, which may be substantial, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property rights.

Litigation against us, even if without merit, can be time consuming, could divert management attention and resources, require us or our manufacturers to incur significant legal expense, prevent us from using or selling the challenged technology, damage our reputation and brand, require us or our manufacturers to design around the challenged technology and cause the price of our stock to decline. In addition, these third-party claimants, some of which are potential competitors, may initiate litigation against the manufacturers of our products or key components, including LCD panels, or our customers, alleging infringement, misappropriation or other violation of their proprietary rights with respect to existing or future products. Also, third parties may make infringement claims against us that relate to technology developed and owned by one of our manufacturers for which our manufacturers may or may not indemnify us. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Moreover, our agreements with our customers generally contain intellectual property indemnification obligations and we may be responsible for indemnifying our customers against certain intellectual property claims or liability they may face relating to our products or offerings. Additionally, our customers may not purchase our offerings if they are concerned that they may infringe, misappropriate or otherwise violate third-party intellectual property rights.

The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks. In the event of a meritorious or successful claim of infringement, and our failure or inability to license or independently develop or acquire access to alternative technology on a timely basis and on commercially reasonable terms, or substitute similar intellectual property from another source, we may be required to:

•	discontinue making, using, selling or importing substantially all or some of our products as currently engineered;

•	offer less competitive products with reduced or limited functionality;

•	pay substantial monetary damages for the prior use of third-party intellectual property;

•	change how our products are manufactured or the design of our products;

•	shift significant liabilities to our manufacturers who may not be financially able to absorb them;

•	enter into licensing arrangements with third parties on economically unfavorable or impractical terms and conditions; and/or

•	pay higher prices for the products we sell.

As a result of the occurrence of any of the foregoing, we may be unable to offer competitive products, suffer a material decrease or interruption in sales and our business, operating results and financial condition could be significantly harmed.

If we become subject to liability for content that we distribute through our products, our results of operations would be adversely affected.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act, or DMCA, is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to, user content that include materials that infringe copyrights or other rights of others. We rely on the protections provided by the DMCA in conducting our business, and may be adversely impacted by future legislation and future judicial decisions altering these safe harbors or if international jurisdictions refuse to apply similar protections. If we become liable for these types of claims as a result of the content that is streamed through our technology, then our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We cannot assure that we are insured or indemnified to cover claims of these types or liability that may be imposed on us.

If we are unable to secure and protect our intellectual property rights, our ability to compete could be harmed.

For the intellectual property we own, we rely on a combination of copyright, trademark, patent and trade secret laws, nondisclosure agreements with employees, contractors and manufacturers and other contractual provisions to establish, maintain and protect our proprietary rights. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our product design or to obtain and use technology and other intellectual property that we regard as proprietary. For example, one of our primary intellectual property assets is the VIZIO name, trademark and logo. Accordingly, we may not be able to prevent third parties from misappropriation of our technology or adopting similar names, trademarks and logos, especially in international markets where intellectual property rights may be less protected. Policing the unauthorized use of our products is difficult and expensive. Pursuing infringers of our proprietary rights could result in significant litigation costs and diversion of resources, and any failure to pursue infringers could result in our competitors utilizing our technology and offering similar products, potentially resulting in loss of a competitive advantage and decreased sales. Furthermore, our competitors may independently develop similar technology or duplicate our intellectual property. Although we have obtained a number of patents through acquisitions, we cannot assure you that any of these patents will be upheld if challenged by another party. Additionally, with respect to any patent applications that we have filed, we cannot assure you that any patents will issue as a result of these applications. If we fail to protect our intellectual property, we may not receive any return on the resources expended to create or acquire the intellectual property or generate any competitive advantage based on it. Our inability to secure and protect our proprietary rights could significantly harm our brand and our business, operating results and financial condition.

We rely upon trade secrets and other unpatented proprietary know-how and expertise to maintain our competitive position in the television industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how or expertise could make us vulnerable to competition and may adversely affect our business.

We rely upon trade secrets, unpatented proprietary know-how, expertise and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and information about our customers, as well as consumer preference. We require of our employees and contractors to enter into a confidentiality provision which generally provides that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. Protecting our intellectual property is difficult especially after our employees or our contractors end their employment or engagement. We may have employees leave us and work for competitors. Attempts may be made to copy or reverse-engineer aspects of our products or to obtain and use information that we regard as proprietary. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. In addition, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods.

Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of the relevant agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the industry for televisions or the other products we sell.

Some of our consumer products contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our products are, or may be distributed with, software licensed by its authors or other third parties under so-called “open source” licenses, including, for example, the GNU General Public License, or GPL, GNU Lesser General Public License, or LGPL, the Mozilla Public License, the BSD License and the Apache License.

Some of those licenses may require, as a condition of the license, that:

•	we release the source code for our proprietary software, or modifications or derivative works we create based upon, incorporating, or using the open source software,

•	we provide notices with our products, and/or

•	we license the modifications or derivative works we create based upon, incorporating, or using the open source software under the terms of a particular open source license or other license granting third parties certain rights of further use, including that the licensee publicly release all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost.

From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Accordingly, we could be subject to suits and liability for copyright infringement claims and breach of contract by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results. If an author or other third-party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful we could be enjoined from distribution of the products that contained the open source software and required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products, any of which could adversely affect our business, financial condition or operating results.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our products without compensating us, thereby eroding our competitive advantages and harming our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the intellectual property laws of the United States and other countries. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. We rely heavily on trade secrets and confidentiality to protect our intellectual property. There can be no assurance that we will be able to effectively maintain the secrecy and confidentiality of this intellectual property. To a lesser extent, we rely on trademark, copyright, trade secret and patent laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies. While as of September 30, 2015, we owned 139 issued patents in the United States, Canada and Taiwan and had over 57 pending patent applications in the United States, Brazil, Canada, Chile, China, the European Union and Mexico, the claims eventually allowed on any of our patents may not be sufficiently broad to protect our technology or offerings and services. Any issued patents may be challenged or invalidated in litigation and/or in other adversarial proceedings such as opposition, inter partes review, post-grant review, reissue, reexamination or other post-issuance proceedings, or may be circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the Leahy-Smith America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain adequate patent protection, or to prevent third parties from infringing upon or misappropriating our intellectual property.

Unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary (such as our viewing behavior data). Policing unauthorized use of our technology and proprietary information is difficult and we cannot assure you that any steps taken by us will prevent misappropriation of our technology and proprietary information. We generally seek to protect our proprietary information by entering into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers. These agreements are designed to protect our proprietary information, however, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We also seek to preserve the integrity and confidentiality of our proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. From time to time, legal action by us may be necessary to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our proprietary rights we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.

Risks Relating to this Offering and Ownership of our Class A Common Stock

There has been no public market for our Class A common stock prior to this offering, and an active trading market may not develop, which may affect the price of our Class A common stock and your ability to resell it.

There has been no public market for our Class A common stock prior to this offering, and an active public market for our Class A common stock may not develop or be sustained after the completion of this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of Class A common stock at or above the offering price. Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	announcements or introductions of new products or technologies, commercial relationships, acquisitions, strategic partnerships, joint ventures, capital commitments or other events by us or our competitors;

•	failure of any of our new products or services to achieve commercial success;

•	developments by us or our competitors with respect to patents or other intellectual property rights;

•	variations and actual or anticipated fluctuations in our net sales and other operating results, or the operating results of our competitors;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	changes in operating performance and stock market valuations of other media entertainment product companies, or those in our industry in particular;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our Class A common stock or our failure to achieve analyst earnings estimates;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of any of our key personnel;

•	announcements related to litigation;

•	changing legal or regulatory developments in the United States and other countries;

•	failure of securities analysts to initiate or maintain coverage of us;

•	discussion of us or our stock price by the financial press and in online investor communities;

•	changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the NASDAQ markets in particular, have experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our Class A common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

A large number of additional shares may be sold in the near future, which may cause the market price of our Class A common stock to decline significantly, even if our business is doing well.

Sales of a substantial amount of our Class A common stock in the market, or the perception that these sales may occur, could adversely affect the market price of our Class A common stock. After this offering, we will have             outstanding shares of our Class A common stock. The total number of shares outstanding includes the             shares of Class A common stock we are selling in this offering, which may be resold immediately, and             shares of Class A common stock which will become available for sale 180 days after the date of this prospectus (subject to extension in certain circumstances) under the terms of a lock-up agreement entered into between the holders of those shares and the underwriters of this offering. However, the underwriters of this offering can waive this restriction and allow these stockholders to sell their shares at any time after this offering. As these lockup restrictions end, the market price of the Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

We also intend to register all Class A common stock that we may issue under our 2015 Plan. Effective upon the completion of this offering, an aggregate of 3,200,000 shares of our Class A common stock will be reserved for future issuance under this plan, plus any shares available for issuance under our prior equity incentive plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance and once vested and exercised, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce our trading price.

Furthermore, William Wang or his family trusts hold 10,862,225 shares of Class B common stock as of the date of this offering. In the event Mr. Wang or his family trusts decide to convert any of their shares of Class B common stock into Class A common stock to sell in the public market, 10,862,225 additional shares of Class A common stock will be available for sale in the market, subject to the lock-up agreement described above.

After this offering, you will hold single-vote-per-share Class A common stock while the majority of VIZIO’s voting power will be held by the holders of 10-vote-per-share Class B common stock. Our Chairman of the Board and Chief Executive Officer, William Wang, will continue to have control over VIZIO after this offering, which will severely limit your ability to influence or direct the outcome of key corporate actions and transactions, including a change in control.

Following this offering, you and all other investors in this offering will hold Class A common stock, which entitles each holder of such stock to one vote per share. Mr. Wang will hold voting power over shares of Class B common stock that will entitle him to ten votes per share of such stock.

Following the offering, Mr. Wang will have voting power over all of the outstanding shares of our Class B common stock and will have approximately 92.1% of the voting power of all our shares based on our capitalization as of September 30, 2015. As a result, for the foreseeable future, Mr. Wang will be able to control matters requiring approval by our stockholders, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major transaction requiring stockholder approval. Mr. Wang may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of control will limit or preclude your ability to influence corporate matters for the foreseeable future and could have the effect of delaying, preventing or deterring a change in control of our company, could deprive you and other holders of Class A common stock of an opportunity to receive a premium for your Class A common stock as part of a sale of our company and could negatively affect the market price of our Class A common stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Some provisions of our amended and restated certificate of incorporation and Delaware law inhibit potential acquisition bids and other actions that you may consider favorable.

Upon completion of this offering, our corporate documents and Delaware law will contain provisions that may enable our Board to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include, among other things, the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

These provisions, the existence of Class B common stock with 10 votes per share and the fact that William Wang will hold voting power over all of the Class B common stock as of the date of this offering, and Mr. Wang’s overall voting power, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to take certain corporate actions such as elect directors of your choosing.

In addition, we may in the future become subject to Section 203 of the Delaware General Corporation Law in the event that William Wang and certain members of his family hold less than 40% of the voting power of the issued and outstanding stock of the Company. Section 203 generally prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

Furthermore, our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation, or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

New stockholders will incur substantial and immediate dilution as a result of this offering.

The price at which we are offering our Class A common stock is substantially higher than the book value per share of our outstanding Class A common stock. As a result, you will incur substantial and immediate dilution. At an assumed initial public offering price of $         per share, purchasers in this offering would experience immediate dilution of approximately $         per share, representing the difference between our historical net tangible book value per share of Class A common stock after giving effect to this offering and the assumed initial public offering price. In addition, you and other investors in this offering will have contributed     % of the aggregate price paid by all purchasers of our Class A common stock but will own only     % of our Class A common stock outstanding after this offering. In addition, we have issued options to acquire our Class A common stock at prices significantly below the assumed initial public offering price. To the extent such options are ultimately exercised, there will be further dilution to you and other investors in this offering.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

We estimate the net proceeds to us of this offering to be approximately $         million. Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, both of which could cause the price of our shares of Class A common stock to decline.

If securities analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not have and may never obtain research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not expect to pay any dividends on our Class A common stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our Class A common stock in the foreseeable future. Accordingly, investors must rely on sales of their Class A common stock as the only way to realize any gains on their investment. Investors seeking or expecting cash dividends should not purchase our Class A common stock.

We are a “controlled company” within the meaning of the NASDAQ rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, William Wang, our Chairman and Chief Executive Officer, will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board of Directors consist of “independent directors” as defined under NASDAQ rules;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following this offering, we intend to continue to utilize certain of these exemptions. As a result, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to mandatory annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the .

In addition, the NASDAQ Global Select Market has developed listing standards regarding compensation committee independence requirements and the role and disclosure of compensation consultants and other advisers to the compensation committee that, among other things, requires:

•	compensation committees be composed of independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a controlled company, we will not be subject to these compensation committee independence requirements.

FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “could,” “would,” “will” or the negative of these terms or other comparable terminology. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business are forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include those we discuss in the section of this prospectus entitled “Risk Factors.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We obtained some of the market, industry and competitive position data contained in this prospectus from independent industry publications or other publicly available information, studies and surveys, as well as independent sources listed in this prospectus, including the industry research firms The NPD Group, Inc., IHS Technology, eMarketer, Inc., Gap Intelligence and Markets and Markets, Inc. Other information contained in this prospectus is based on our own internal estimates and research, which are derived from our review of internal surveys and studies conducted by third parties, and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate.

Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these independent sources and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source, and we cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data and the market share estimates set forth in this prospectus, and beliefs and estimates based thereon, may not be reliable.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of              shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the front cover of this prospectus, will be approximately $            , or $             million if the underwriters exercise their option to purchase additional shares from us in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds from this offering by approximately $             million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and to create a public market for our Class A common stock. We intend to use the net proceeds of this offering to expand our business and operations, including internationally, support our strategic global marketing and branding campaign, broaden the portfolio of products and services within in the VIZIO platform, as well as working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies or to enter into strategic relationships with third parties. We have no present understandings, commitments or agreements to enter into any such acquisitions or investments.

The amount actually expended for the purposes listed above will depend upon a number of factors, including the growth of our sales and customer base, competitive developments, the actual cost of capital expenditures and our cash flow from operations and the growth of our business. Our management will have broad discretion over the uses of the net proceeds from this offering. Pending these uses, in accordance with our investment policy, we intend to invest the net proceeds from this offering in short-term investments.

DIVIDEND POLICY

From January 1, 2013 through September 30, 2015, we declared and paid the following cash dividends to owners of our common stock and Series A convertible preferred stock:

				Dividend Per Share
Date Declared	Record Date	Payment Date	Total Dividend	Common Stock(1)	Series A convertible preferred stock(2)
12/03/13	12/27/13	12/28/13	$20,000,000	$0.9930	$25.7374
06/17/14	07/15/14	07/16/14	$25,000,000	$1.2380	$31.4401
04/28/15	05/18/15	06/29/15	$101,000	$0.00	$0.7496
07/14/15	07/24/15	07/23/15	$22,000	$0.00	$0.1633
07/20/15	08/14/15	08/17/15	$75,000,000	$3.6760	$91.9500

(1)	On July 24, 2015, all shares of our common stock were converted into shares of Class A common stock or Class B common stock.

(2)	Each share of Series A convertible preferred stock will convert to 25 shares of Class A Common Stock upon completion of this offering.

Notwithstanding our historical practice of issuing such dividends, we currently intend to retain any future earnings to finance the operations, growth and development of our business. Accordingly, we do not anticipate that we will declare or pay any cash dividends on any of our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of September 30, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 3,368,400 shares of Class A common stock upon the completion of this offering, (ii) the vesting of 555,000 shares of restricted Class A common stock upon the completion of the offering and (iii) the completion of the Reorganization Transaction prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale by us of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	September 30, 2015 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share data)
Cash and cash equivalents and investments	$248,000	$	$

Total debt	50,000

Stockholders’ equity:
California VIZIO
Series A Convertible Preferred Stock, no par value; 250,000 shares authorized, actual; 134,736 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2,021	—	—
Class A common stock, no par value; 75,000,000 shares authorized and 6,170,052 shares issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	13,537	—	—
Class B common stock, no par value; 10,862,225 shares authorized, issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	401	—	—
Common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 1,000 shares authorized, pro forma and pro forma as adjusted; one share issued and outstanding, pro forma and pro forma as adjusted	—	—
Parent
Preferred Stock, $0.0001 par value; 25,000,000 shares authorized; no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.0001 par value; 75,000,000 shares authorized and no shares issued or outstanding, actual; 75,000,000 shares authorized, pro forma and pro forma as adjusted; 9,538,452 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.0001 par value; 10,862,225 shares authorized and no shares issued or outstanding, actual; 10,862,225 shares authorized and issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	—
Accumulated other comprehensive loss	(277)
Retained earnings	35,506

Total stockholders’ equity	51,188

Total capitalization	$101,188

(1)	Each $1.00 increase (decrease) in the assumed initial price to the public of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of Series A common stock from us is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $ million, after deducting estimated underwriting discounts and commissions, and we would have shares of our Class A common stock and shares of our Class B common stock issued and outstanding, pro forma as adjusted. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

The table and discussion above exclude:

•	2,285,327 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2007 Plan, as of September 30, 2015 at a weighted average exercise price of $6.50 per share; and

•	3,200,000 shares of our Class A common stock reserved for future issuances under our 2015 Plan, or the 2015 Plan (plus any shares which as of the effective date of the 2015 Plan are available for issuance under the 2007 Plan), which will become effective immediately prior to completion of this offering.

DILUTION

If you invest in our Class A common stock, your ownership will be diluted to the extent of the difference between the offering price of our Class A common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering.

Our net tangible book value (deficit) as of September 30, 2015 was approximately $(0.9) million, or $(0.052) per share of common stock. Net tangible book value (deficit) per share represents our total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of September 30, 2015. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 17,032,277 shares of our Class A common stock and Class B common stock outstanding as of September 30, 2015, which includes 555,000 shares of unvested restricted Class A common stock.

Our pro forma net tangible book value (deficit) as of September 30, 2015 was approximately $             million, or $             per share of common stock. Pro forma net tangible book value (deficit) per share represents our total tangible assets less total liabilities divided by the number of shares of Class A common stock and Class B common stock outstanding as of September 30, 2015, after giving effect to the conversion of our Series A convertible preferred stock into an aggregate of 3,368,400 shares of Class A common stock upon the closing of this offering.

Our pro forma as adjusted net tangible book value (deficit) as of September 30, 2015 would have been $             million, or $             per share of common stock after giving effect to the sale of              shares of our Class A common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This represents an immediate increase in pro forma net tangible book value (deficit) of $             per share of common stock to existing stockholders and an immediate dilution in pro forma net tangible book value (deficit) of $             per share to investors purchasing Class A common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share of Class A common stock			$

Net tangible book value (deficit) per share of common stock as of September 30, 2015		$(0.052)

Increase in net tangible book value per share of common stock attributable to conversion of all outstanding shares of Series A convertible preferred stock
Pro forma net tangible book value (deficit) per share of common stock as of September 30, 2015	$
Increase in net tangible book value per share of common stock attributable to this offering

Pro forma as adjusted net tangible book value (deficit) per share of common stock after this offering			$

Dilution per share of Class A common stock to new investors in this offering			$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) by approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us would result in a pro forma as adjusted net tangible book value (deficit) of approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering would be approximately $             per share, assuming the assumed initial public offering price of $             per share, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us would result in a pro forma as adjusted net tangible book value (deficit) of approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering would be approximately $             per share, assuming the assumed initial public offering price of $             per share, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering.

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2015, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share of common stock paid to us by existing stockholders and by new investors purchasing shares of Class A common stock in this offering, assuming an initial offering price of $             per share, the midpoint of the price range on the cover page of this prospectus, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors							$

Total		100%			100%

The foregoing table does not reflect any sales by existing stockholders in this offering. Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to              shares, or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to              shares, or     % of the total number of shares of our common stock outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $             and increase (decrease) the percent of total consideration paid by new investors by     %, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $            , assuming that the assumed initial price to the public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full:

•	our existing stockholders would own % and our new investors would own % of the total number of shares of our common stock outstanding after this offering; and

•	our pro forma net tangible book value (deficit) as of September 30, 2015 would have been $ million, or $ per share, and the pro forma as adjusted net tangible book value (deficit) after this offering would have been $ million, or $ per share, causing dilution to new investors of $ per share.

The table and discussion above exclude:

•	2,285,327 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2007 Plan, as of September 30, 2015 at a weighted average exercise price of $6.50 per share; and

•	3,200,000 shares of our Class A common stock reserved for future issuances under our 2015 Incentive Award Plan, or the 2015 Plan (plus any shares which as of the effective date of the 2015 Plan are available for issuance under the 2007 Plan), which will become effective immediately prior to completion of this offering.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

For a more complete discussion of our stock option plans, please see “Equity Incentive Plans—2015 Plan” and “—2007 Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of income data for each of the fiscal years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from the audited consolidated financial statements of California VIZIO that are included in this prospectus. The consolidated statements of income data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from audited consolidated financial statements of California VIZIO that are not included in this prospectus. The consolidated statements of income data for the nine months ended September 30, 2014 and 2015 and the consolidated balance sheet data as of September 30, 2015 are derived from the unaudited consolidated financial statements of California VIZIO that are included in this prospectus. This prospectus does not include financial statements of VIZIO Holdings, Inc. because it has only been formed for the purpose of effecting the Reorganization Transaction and, until the consummation of the Reorganization Transaction, will hold no material assets and will not engage in any operations. See “Prospectus Summary—Corporate Information.” We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results presented below are not necessarily indicative of the results we will achieve in future periods and the interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015, or any other period.

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statements of Income Data:	Year ended December 31,					Nine months ended September 30,
(in thousands, except per share data)	2010	2011	2012	2013	2014	2014	2015
						(unaudited)
Net sales	$2,938,729	$2,346,913	$2,417,395	$2,983,361	$3,142,438	$2,078,314	$2,203,259
Cost of goods sold	2,774,091	2,243,356	2,289,399	2,835,083	2,954,745	1,938,805	2,053,858

Gross profit	164,638	103,557	127,996	148,278	187,693	139,509	149,401

Selling, general and administrative	47,497	56,273	68,006	72,241	78,979	56,409	64,404
Marketing	47,239	24,355	34,136	35,060	40,952	19,347	16,950

Operating income	69,902	22,929	25,854	40,977	67,762	63,753	68,047

Other income:
Interest income, net	416	502	305	362	2,555	1,718	937
Other income (loss), net	86	425	1,131	(262)	518	59	2,168

Net nonoperating income	502	927	1,436	100	3,073	1,777	3,105

Income before income taxes	70,404	23,856	27,290	41,077	70,835	65,530	71,152
Provision for income taxes	27,938	10,429	10,635	15,340	25,872	24,999	26,814

Net income	$42,466	$13,427	$16,655	$25,737	$44,963	$40,531	$44,338

Preferred stock dividend	(5,036)	(778)	(7,391)	(3,345)	(4,170)	(4,170)	(12,425)
Accretion of preferred stock	(120)	(120)	(120)	(120)	(120)	(90)	(90)

Undistributed income attributable to preferred stockholders	(2,307)	(1,528)	—	(1,089)	(3,552)	(2,797)	—

Net income attributable to common stockholders	$35,003	$11,001	$9,144	$21,183	$37,121	$33,474	$31,823

Net income per common share:(1)
Basic	$2.18	$0.68	$0.57	$1.32	$2.30	$2.08	$1.95
Diluted	$2.04	$0.64	$0.54	$1.25	$2.17	$1.96	$1.82
Weighted-average number of common shares:
Basic	16,045	16,063	16,068	16,081	16,161	16,132	16,317
Diluted	17,124	17,113	17,052	16,977	17,140	17,093	17,473

Consolidated Statements of Income Data:	Year ended December 31,					Nine months ended September 30,
(in thousands, except per share data)	2010	2011	2012	2013	2014	2014	2015
						(unaudited)
Pro Forma net income per common share (unaudited):(1)
Basic					$2.24		$2.19
Diluted					$2.13		$2.07
Weighted-average number of common shares used in computing pro forma net income per common share (unaudited):
Basic					20,084		20,240
Diluted					21,064		21,396

Other data (unaudited):
Total television units sold(2)	6,993	5,349	5,541	6,253	7,078	4,890	5,422
Cumulative Smart TVs sold(3)	677	1,812	4,115	8,144	13,323	11,646	17,421
Adjusted EBITDA(4)	$74,020	$27,276	$31,434	$45,012	$71,213	$65,986	$73,038

(1)	See note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of basic and diluted net income per common share and pro forma basic and diluted net income per common share.
(2)	A television unit sold refers to a television unit sold to one of our customers in a given period.
(3)	Cumulative Smart TVs sold refers to the cumulative number of internet-connectable televisions sold to our customers since we began selling Smart TVs through the end of each period disclosed above.
(4)	See “Prospectus summary—Summary consolidated financial data—Adjusted EBITDA” for additional information and a reconciliation of net income to adjusted EBITDA.

Consolidated Balance Sheet Data:	Year Ended December 31,					September 30,
(in thousands)	2010	2011	2012	2013	2014	2015
						(unaudited)
Cash and cash equivalents and investments	$128,924	$123,482	$171,577	$157,865	$221,649	$248,000
Working capital	74,585	74,177	41,075	44,312	65,496	15,642
Total assets	949,944	598,984	778,640	691,539	797,701	796,001
Total liabilities	883,623	522,938	728,757	634,505	719,591	744,813
Convertible preferred stock	2,000	2,000	2,000	2,000	2,054	2,021
Total stockholders’ equity	66,321	76,046	49,883	57,034	78,110	51,188

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated results of operations and financial condition should be read in conjunction with the consolidated financial statements, related notes and other financial information of California VIZIO appearing elsewhere in this prospectus. This prospectus does not include financial statements of VIZIO Holdings, Inc. because it has only been formed for the purpose of effecting the Reorganization Transaction and, until the consummation of the Reorganization Transaction, will hold no material assets and will not engage in any operations. See “Prospectus Summary—Corporate Information.” In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in “Risk factors,” “Forward Looking Statements and Industry Data” and elsewhere in this prospectus.

Overview

VIZIO is transforming the way consumers discover and experience media content through our connected entertainment platform. Since our founding in 2002, we have sold over 65 million televisions and audio and other products and built an industry-leading brand. We have achieved significant U.S. market share of both Smart TVs, or Internet-connectable televisions, and sound bars. Our strong brand, technological leadership and go-to-market strategy have driven the broad adoption of our Smart TVs, creating a community of over 10 million VIZIO connected units, or VCUs. A VCU is a Smart TV that has been connected to the Internet and has transmitted data collected by our Inscape data services. Our Inscape data services capture real-time viewing behavior data from our VCUs and enable us to provide it to advertisers and media content providers. The scale of our VCU community, together with our engaged user base and our Inscape data services, position us at the nexus of the connected entertainment ecosystem.

As a leading connected entertainment platform, we focus on delivering cutting-edge technology and building a premium global brand. Since we are not vertically integrated, we are able to maintain flexibility and adapt to changes in market demand, product supply and pricing. Our strategic relationships with our manufacturers and retailers as well as our efficient operating model have been critical to the success of our business. We have leveraged our manufacturers’ purchasing power and expertise in supply chain management to drive cost reductions and rapidly scale our business. This efficient operating model has enabled us to minimize overhead costs, more accurately forecast inventory levels and achieve high inventory turnover. As a result, we have been profitable for the last nine years and have grown our business with minimal external funding.

Our products are sold in over 8,000 retail stores across the United States. For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, we generated net sales of $3.0 billion, $3.1 billion and $2.2 billion and reported net income of $25.7 million, $45.0 million and $44.3 million, respectively.

(1)	Source: IHS Technology, LCD and LED HDTV units shipped, January 2010—December 2010.
(2)	Source: The NPD Group / Retail Tracking Service, based on total smart television units sold in the U.S. from January 2013 to December 2013. The NPD Group/Retail Tracking Service defines a smart television as an LCD TV with apps included.
(3)	Source: The NPD Group / Retail Tracking Service, based on sound bar units sold in the U.S. from January 2014 to December 2014.
(4)	Source: The NPD Group / Retail Tracking Service, based on total ultra high definition television units sold in the U.S. from January 2015 to August 2015. The NPD Group/Retail Tracking Service defines an ultra high definition television as an LCD TV with a display resolution of 3840 x 2160 pixels or higher.

We have generated substantially all of our net sales to date from sales of televisions and sound bars to retail stores in the United States. We recently entered the Canadian and Mexican markets, but have not sold any products outside of North America. Our major customers include wholesale clubs such as Costco and Sam’s Club and mass market retailers such as Best Buy, Target and Wal-Mart. We also sell our products through online retailers, such as Amazon.com, Walmart.com, and our own website, VIZIO.com. For the years ended December 31, 2012, 2013 and 2014, we generated 85%, 84% and 80% of our net sales from four major customers. For the nine month periods ended September 30, 2014 and 2015, we generated 84% and 85% of our net sales from four major customers. Costco, Sam’s Club and Wal-Mart each accounted for more than 10% of net sales in each of the periods noted, and Best Buy also accounted for more than 10% of net sales in each period beginning in 2013. For the year ended December 31, 2014, Wal-Mart and Sam’s Club comprised 40% and 12% of our net sales, respectively. Wal-Mart, Sam’s Club and certain other entities purchasing from us are affiliates under common control, and collectively they comprised 54% of our net sales for the year ended December 31, 2014. However, throughout our history and presently, we have dealt with separate purchasing departments at Wal-Mart and Sam’s Club, and have at times sold products to Sam’s Club without selling products to Wal-Mart.

We design our products primarily in California and outsource the manufacturing of our products to manufacturers in Asia and Mexico. We purchase substantially all of our products from large manufacturers including AmTRAN, Foxconn, TPV and Wistron. For the years ended December 31, 2012, 2013 and 2014, we purchased 94%, 97% and 97% of our products from these manufacturers and each accounted for more than 10% of total purchases in each of the periods noted. For the nine month periods ended September 30, 2014 and 2015, we purchased 97% and 97% of our products from these same manufacturers. Moreover, our manufacturer AmTRAN Technology Co., Ltd. and Q-Run Holdings Ltd., an affiliate of our manufacturer Hon Hai Precision Co., Ltd., are our related parties, holding 20.2% and 8.3% of our common stock as of September 30, 2015, respectively. These two manufacturers accounted for approximately 12% and 25% of our inventory purchases for the year ended December 31, 2014, respectively, and 7% and 24% for the nine months ended September 30, 2015, respectively. These manufacturers are responsible for procuring materials and components for our products.

Although we design our products in-house, we outsource the majority of our research and development as well as leverage the resources of our manufacturers’ research and development functions in the development of new product introductions. Additionally, we outsource fulfillment and delivery of our shipments to a third-party logistics provider. As of September 30, 2015, we had 444 employees. We believe that our business model fosters efficient operations with a low fixed cost structure, and coupled with careful management of marketing and advertising expenses, it has enabled us to manage our working capital effectively. For the past nine years, we have generated positive cash flows from operations, which have fueled our growth by allowing us to reinvest a significant portion of our profits into the business.

California VIZIO was formed as a California corporation in October 2002. In September and October 2015, we began reincorporating in Delaware by forming Parent as a Delaware corporation and entering into an agreement and plan of merger, pursuant to which, immediately prior to completion of this offering, a wholly owned subsidiary of Parent will merge with and into California VIZIO, with California VIZIO surviving as the wholly owned subsidiary of Parent. Following the completion of this Reorganization Transaction, each share of Class A common stock, Class B common stock and Series A convertible preferred stock, respectively, of California VIZIO will be cancelled in exchange for one share of Class A common stock, Class B common stock and Series A convertible preferred, respectively, of Parent. Parent will be a holding company and all of our business operations will continue to be conducted through California VIZIO. For more information, see “Prospectus Summary—Corporate Information.”

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions.

Key business metrics:	Year Ended December 31,			Nine Months Ended September 30,
(in thousands)	2012	2013	2014	2014	2015
	(unaudited)
Total television units sold	5,541	6,253	7,078	4,890	5,422
Cumulative Smart TVs sold	4,115	8,144	13,323	11,646	17,421
Adjusted EBITDA	$31,434	$45,012	$71,213	$65,986	$73,038

Total television units sold. A television unit sold refers to a television unit sold to one of our customers in a given period. We use total television units sold as a measure to (i) assess demand and in evaluating whether we are achieving customer expectations, (ii) help optimize our fulfillment operations and shipment allocations in order to assess operating efficiencies and (iii) help determine trends and end-user preferences in order to improve product design and customer satisfaction. Growth rates between television units sold and net sales are not necessarily correlated because our net sales are affected by other variables, such as the types of products sold during the period, the introduction of new products that have different prices and sales of our sound bars and accessories.

Cumulative Smart TVs sold. Cumulative Smart TVs sold refers to the cumulative number of internet-connectable televisions sold to our customers since we began selling Smart TVs through the end of each period disclosed above. We use the metric of cumulative Smart TVs sold to understand the scale of our platform as it is an indicator of the potential size of the community of television users that can be connected and potentially monetized through our Inscape data services. Cumulative Smart TVs sold is not an indicator of (i) the total population of active users of internet-connectable televisions or (ii) the number of VIZIO connected units, or VCUs, currently contributing to our Inscape data services. Currently, Inscape does not have a material direct effect on our net sales and operating results since substantially all of our net sales to date have been derived from the sale of our consumer products.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income before interest income and expense, taxes, depreciation and amortization, and stock-based compensation expense. We consider Adjusted EBITDA to be an important supplemental measure of our performance. We believe that Adjusted EBITDA provides useful information to evaluate overall operating performance and helps us to manage our working capital requirements. In addition, we utilize Adjusted EBITDA when interpreting operating trends and results of our operations. However, Adjusted EBITDA should not be considered a substitute for cash flow from operating activities, or other measures prepared in accordance with U.S. GAAP or as a measure of our liquidity. See “Selected Consolidated Financial Data—Key Metrics—Reconciliation of Non-GAAP Financial Measures” for more additional information and a reconciliation of net income to Adjusted EBITDA.

Factors Affecting Performance

We believe that our future success will be dependent on many factors, including those discussed below. While these areas may represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue to grow our business and improve our results of operations.

•	New product introductions. Consumer demand for new technology and product features, and our ability to anticipate these demands, is one of the main drivers for sales growth and market share expansion. To date, we have had several new product introductions that had a favorable impact on our net sales and operating results, such as our first E-series 60” television for the 2012 Black Friday period and the introduction of the Ultra High Definition, or UHD, P-series in September 2014. However, we cannot be assured that our new product introductions will have a favorable impact on our operating results, or that customers will choose our new products over those of our competitors. Additionally, new product introductions often occur around the customary product reset periods for our customers. Our mass retailer and wholesale club customers, including Wal-Mart, Costco, Best Buy and Target, have product reset periods when they update their product assortments, typically in the spring and fall of each year. Depending on how well we plan and execute on our new product introductions during these reset periods, our product sell-through and/or margins may be impacted, particularly as we provide price protection for products in inventory at our customers. All of these factors can impact customer demand which may in turn affect our performance and results of operations. In the future, we expect the introduction of new products to continue to affect our operating results.

•

Seasonality. Historically, we have experienced the highest levels of our sales in the fourth quarter of the calendar year, coinciding with the holiday shopping season in the United States, including the Black Friday and Cyber Monday sales events, and, to a more limited extent, the third quarter due to pre-holiday inventory build-up and back-to-school promotions. For example, in both 2013 and 2014, our fourth quarter represented 34% of our net sales. We may also introduce our newest generation of product offerings just prior to this peak season, which may further concentrate sales in the fourth quarter. Additionally, there are other seasonal events, such as Superbowl Sunday in the first quarter, back-to-school promotions and pre-holiday inventory build-up in the third quarter, as well as customer reset periods in the spring and fall of each year, which impact our sales volume. Given the significant seasonality of our net sales, timely and effective product introductions and forecasting are critical to our operations, and fourth quarter sales are critical to our annual results.

•	Brand expansion. We intend to continue to make investments across our business and in our brand to drive our business growth. We intend to invest significant resources in our sales, product marketing, advertising and brand expansion efforts to drive demand for our products. Such investments occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our resources or obtaining an appropriate return on our investment in these areas.

•	Leveraging our Smart TV platform. We plan to invest in the expansion of our platform of Smart TVs and further develop other connected products that enhance our ability to generate additional net sales from Inscape data services. Furthermore, we intend to focus on building our relationships with advertisers, media content providers and data analytics companies which will subject us to new challenges including whether these parties will accept our Inscape data service offerings, long sales cycles and substantial upfront sales costs. We may also make acquisitions to further drive our growth. Although we believe that we have significant opportunities to establish supplemental revenue streams from these investments, we are still developing Inscape data service offerings and relationships and we cannot be assured that these investments will result in increased revenue or profitability.

•	International expansion. Our products are currently sold in wholesale clubs, mass market retailers, regional retailers and other distribution channels across North America. Our long-term growth will depend in part on our continued ability to expand our product offerings and to develop sales from international markets, beginning with further penetration in Canada and Mexico, as well as expansion into Europe and Asia Pacific. We believe our global opportunity is significant and we intend to increase our international presence through investing in sales and marketing efforts, the formation of international strategic partnerships with our manufacturers and customers, the introduction of new products and the creation of an international sales channel. We expect that these efforts will result in increased costs as well as exposure to various risks including increased competition, more complex distribution logistics and greater complexities associated with compliance with foreign laws and regulations.

Components of Our Results of Operations and Financial Condition

Net Sales

Our net sales consist primarily of sales of our high-definition and UHD flat panel televisions and sound bars, and, to a much lesser extent, sound stands, cables, and accessories to wholesale clubs and large and mid-size mass retailers in the United States. Net sales are reported net of reserves for customer allowances, price protection, sales returns, and sales and cooperative advertising credits. The prices charged for our televisions and other products are determined through negotiation with our customers and are fixed or determinable upon shipment. We recognize revenue from sales to our customers on a gross basis, net of any discounts, rebates, credits and reserves, as we are the primary obligor under these arrangements. See “Critical Accounting Policies — Revenue Recognition” below.

Cost of Goods Sold

Our cost of goods sold primarily represents the prices for finished goods that we negotiate and pay to our manufacturers and logistics providers for the televisions and other hardware products that are shipped to our customers. The costs for finished goods paid to our manufacturers include raw materials, manufacturing, overhead and labor costs, third-party logistics costs, customs and duties, license fees and royalties paid to third parties, recycling fees, insurance and other costs. Our cost of goods sold will vary with volume and is based on the cost of underlying product components and negotiated prices with our manufacturers. Shipping costs fluctuate with volume as well as with the method of shipping chosen in order to meet customer demand.

Cost of goods sold may be partially offset by payments we receive under certain manufacturer reimbursement and incentive arrangements in accordance with our standard product supply agreements. These arrangements can be conditioned on our purchase of the products but are typically not a part of minimum purchase commitments with the manufacturers. Accordingly, we treat these arrangements and related payments as reductions to the prices we pay to manufacturers for our products.

We continually negotiate to reduce the prices paid to our manufacturers in order to maintain consistent competitive pricing for our customers. We seek to accomplish this by encouraging our manufacturers to find alternative, less expensive sources of raw materials and components as well as eliminating excess costs throughout our supply chain.

Gross Profit

Our gross profit and gross profit as a percentage of net sales, or gross profit margin, have been, and may in the future be, influenced by several factors including sales volume, product prices, retailer margin and product mix, changes in product costs related to current and new product and components or panel supplier pricing. We expect gross profit margin to fluctuate over time based on how we manage and plan for products across the supply chain. Additionally, although we primarily procure and sell our products in U.S. dollars, our manufacturers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our manufacturers, they may seek to pass these additional costs on to us, which could have a material impact on our future prices, to the extent we can or choose to reflect these costs in increased prices, or our margins.

Operating Expenses

We classify our operating expenses into two categories:

•	Selling, general and administrative. Selling, general and administrative expense consists of personnel related costs for our employees, including salaries and bonuses, fringe benefits, and stock-based compensation, as well as the cost of professional services, facilities, information technology, third-party research and development and other administrative expenses. We expect our selling, general and administrative expense to increase in absolute dollars following the completion of this offering due to the anticipated growth of our business and related infrastructure as well as accounting, insurance, investor relations and other costs associated with being a public company. Selling, general and administrative expense may fluctuate as a percentage of sales, particularly in the fourth quarter of the year when we have historically experienced higher selling, general and administrative expense corresponding with our highest levels of sales.

•

Marketing. Marketing expense consists primarily of advertising and marketing promotions of our brand and products, including media advertisement costs, merchandising and display costs, trade show and event costs, and sponsorship costs. Over time, we expect our marketing expense to increase in absolute dollars as we continue to promote our products and grow our brand. Marketing expense may fluctuate as a percentage of sales, notably in the fourth quarter of the year when we have historically experienced higher marketing expense corresponding with our highest levels of sales.

Net Nonoperating Income

Net nonoperating income consists of interest income earned on our cash balances and investments, interest expense on our credit facility, gain on preexisting equity, other than temporary impairment charges on cost basis investments and non-recurring transaction gains and losses. In accordance with our corporate investment policies, we currently do not invest in derivatives or speculative instruments.

Income Tax Expense

We are subject to income taxes in the United States and related state jurisdictions in which we do business. Our effective tax rate will generally approximate the U.S. statutory income tax rate of 35% plus the apportionment of state income taxes based on the portion of taxable income allocable to each state. We do not anticipate any changes in our deferred tax assets and liabilities or changes in tax laws that would require a valuation allowance. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Service, or IRS, and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

Statements of Income

The following tables set forth the components of our consolidated statements of income for each of the periods presented on a dollar basis and as a percentage of net sales.

	Year Ended December 31,			Nine Months Ended September 30,
(in thousands)	2012	2013	2014	2014	2015
				(unaudited)
Net sales	$2,417,395	$2,983,361	$3,142,438	$2,078,314	$2,203,259
Cost of goods sold	2,289,399	2,835,083	2,954,745	1,938,805	2,053,858

Gross profit	127,996	148,278	187,693	139,509	149,401
Selling, general and administrative	68,006	72,241	78,979	56,409	64,404
Marketing	34,136	35,060	40,952	19,347	16,950

Operating income	25,854	40,977	67,762	63,753	68,047

Other income:
Interest income, net	305	362	2,555	1,718	937
Other income (loss) net	1,131	(262)	518	59	2,168

Net nonoperating income	1,436	100	3,073	1,777	3,105

Income before income taxes	27,290	41,077	70,835	65,530	71,152
Provision for income taxes	10,635	15,340	25,872	24,999	26,814

Net income	$16,655	$25,737	$44,963	$40,531	$44,338

	Year Ended December 31,			Nine Months Ended September 30,
As a percentage of net sales	2012	2013	2014	2014	2015
				(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	94.7%	95.0%	94.0%	93.3%	93.2%

Gross profit	5.3%	5.0%	6.0%	6.7%	6.8%
Selling, general and administrative	2.8%	2.4%	2.5%	2.7%	2.9%
Marketing	1.4%	1.2%	1.3%	0.9%	0.8%

Operating income	1.1%	1.4%	2.2%	3.1%	3.1%

Other income:
Interest income, net	0.0%	0.0%	0.1%	0.1%	0.0%
Other income (loss) net	0.0%	0.0%	0.0%	0.0%	0.1%

Net nonoperating income	0.1%	0.0%	0.1%	0.1%	0.1%

Income before income taxes	1.1%	1.4%	2.3%	3.2%	3.2%
Provision for income taxes	0.4%	0.5%	0.8%	1.2%	1.2%

Net income	0.7%	0.9%	1.4%	2.0%	2.0%

Comparison of the Nine Months Ended September 30, 2014 and 2015

Net Sales

	Nine Months Ended September 30,		Change
(in thousands)	2014	2015	$	%
	(unaudited)
Net sales	$2,078,314	$2,203,259	$124,945	6.0%
Television units sold	4,890	5,422	532	10.9%

Net sales increased $124.9 million, or 6.0%, from $2.08 billion for the nine months ended September 30, 2014 to $2.20 billion for the nine months ended September 30, 2015. The increase in net sales was attributable to an increase in units sold in 2015, partially offset by a decrease in average selling price. Units sold increased 0.5 million units, or 10.9%, from 4.9 million units for the nine months ended September 30, 2014 to 5.4 million units for the nine months ended September 30, 2015. We calculate average selling price per unit, or ASP, as total net sales of televisions and non-television products and services, divided by television units sold. We believe this calculation is the most appropriate calculation of ASP for our business as television sales make up the substantial majority of our total net sales. Our ASP decreased slightly in 2015 in comparison to the same period in 2014, primarily attributable to the natural decline in sales prices of existing products offset in part by the introduction of our new M-series UHD televisions.

Cost of Goods Sold, Gross Profit and Gross Profit Margin

	Nine Months Ended September 30,		Change
(in thousands)	2014	2015	$	%
	(unaudited)
Cost of goods sold	$1,938,805	$2,053,858	$115,053	5.9%
Gross profit	139,509	149,401	9,892	7.1%
Gross profit margin	6.7%	6.8%

Cost of goods sold increased $115.1 million, or 5.9%, from $1.94 billion for the nine months ended September 30, 2014 to $2.05 billion for the nine months ended September 30, 2015. The increase in cost of goods sold is consistent with the increase in unit sales described above. Gross profit margin increased slightly from the comparable prior year period, at 6.7% in the nine months ended September 30, 2014 to 6.8% in the nine months ended September 30, 2015. In the first quarter of 2015, in preparation for the introduction of our new M-series UHD televisions, we accelerated the sell-through on certain end-of-life products with our customers, which reduced our gross profit margin. This reduction in gross profit margin was offset by a favorable change in product mix towards larger size televisions and Smart TVs which generally provide for higher gross profit margins.

Operating Expenses

	Nine Months Ended September 30,		Change
(in thousands)	2014	2015	$	%
	(unaudited)
Selling, general and administrative	$56,409	$64,404	$7,995	14.2%
Marketing	19,347	16,950	(2,397)	(12.4%)

Total operating expenses	$75,756	$81,354	$5,598	7.4%

Selling, general and administrative expenses increased $8.0 million, or 14.2%, from $56.4 million for the nine months ended September 30, 2014 to $64.4 million for the nine months ended September 30, 2015. As a percentage of net sales, selling, general and administrative expenses increased slightly from 2.7% in the nine months ended September 30, 2014 to 2.9% in the nine months ended September 30, 2015. The increase in absolute dollars in selling, general and administrative expense was primarily attributable to an increase in average compensation cost per employee due to annual compensation adjustments and additional headcount with the acquisition of Cognitive, as well as additional expense in preparing to become a public company.

Marketing expenses decreased $2.4 million, or 12.4%, from $19.3 million for the nine months ended September 30, 2014 to $17.0 million for the nine months ended September 30, 2015. As a percentage of net sales, marketing expenses decreased from 0.9% in the nine months ended September 30, 2014 to 0.8% in the nine months ended September 30, 2015. The decrease in absolute dollars in marketing expense was primarily attributable to a decrease in general marketing and advertising activities. For the nine months ended September 30, 2014, there were several significant promotional and publicity events such as our sponsorship of the 2014 Rose Bowl and 2014 VIZIO BCS National Championship games in Pasadena, California, as well as the 2014 Consumer Electronics Show compared to a lesser number of major sponsorship events and decreased spending for the 2015 Consumer Electronics Show in the nine months ended September 30, 2015.

Net Nonoperating Income

	Nine Months Ended September 30,		Change
(in thousands)	2014	2015	$	%
	(unaudited)
Interest income, net	$1,718	$937	$(781)	(45.5)%
Other income (loss), net	59	2,168	2,109	3574.6%

Net nonoperating income	$1,777	$3,105	$1,328	74.7%

Interest income, net decreased $0.8 million, or 45.5%, from $1.7 million for the nine months ended September 30, 2014 to $0.9 million for the nine months ended September 30, 2015, primarily due to amortization of premium on investment purchased above par value and interest expense on our line of credit. These short-term investments include certificates of deposits, corporate and municipal debt securities, U.S. Treasury securities and mutual funds.

Other income (loss), net increased $2.1 million from $0.1 million for the nine months ended September 30, 2014 to $2.2 million for the nine months ended September 30, 2015. The increase is related to a $2.3 million gain recognized on our preexisting investment in Cognitive Media Networks, Inc., which we acquired on August 10, 2015.

Income Tax Expense

	Nine Months Ended September 30,		Change
(in thousands)	2014	2015	$	%
	(unaudited)
Provision for income taxes	$24,999	$26,814	$1,815	7.2%
Effective tax rate	38.1%	37.7%

Income tax expense increased $1.8 million, or 7.2%, from $25.0 million for the nine months ended September 30, 2014 to $26.8 million for the nine months ended September 30, 2015. Our effective tax rate for the nine months ended September 30, 2014 was 38.1% compared to 37.7% for the same period in 2015.

Comparison of the Years Ended December 31, 2013 and 2014

Net Sales

	Year Ended December 31,		Change 2014 vs. 2013
(in thousands)	2013	2014	$	%
Net sales	$2,983,361	$3,142,438	$159,077	5.3%
Television units sold	6,253	7,078	825	13.2%

Net sales increased $159.1 million, or 5.3%, from $2.98 billion for the year ended December 31, 2013 to $3.14 billion for the year ended December 31, 2014. The increase in net sales was attributable to an increase in units sold in 2014, partially offset by decrease in ASP. Total television units sold increased 0.8 million units, or 13.2%, from 6.3 million units for the year ended December 31, 2013 to 7.1 million units for the year ended December 31, 2014. The increase in television units sold is mainly the result of expansion of our sales channels throughout North America, including Canada and Mexico, and into new regional retailers and distributors in the United States. In addition, we introduced our new P-series UHD televisions in September 2014. Our ASP decreased in 2014 compared to the same period in 2013. The decrease in our ASP is attributable to the natural decline in sales prices of existing products during 2014, partially offset by increased sales of our Smart TVs, including our new P-series UHD televisions, which had higher selling prices.

Cost of Goods Sold, Gross Profit and Gross Profit Margin

	Year Ended December 31,		Change 2014 vs. 2013
(in thousands)	2013	2014	$	%
Cost of goods sold	$2,835,083	$2,954,745	$119,662	4.2%
Gross profit	148,278	187,693	39,415	26.6%
Gross profit margin	5.0%	6.0%

Cost of goods sold increased $119.6 million, or 4.2%, from $2.84 billion for the year ended December 31, 2013 to $2.95 billion for the year ended December 31, 2014. The increase in cost of goods sold is consistent with the increase in unit sales described above. Gross profit margin increased from 5.0% in the year ended December 31, 2013 to 6.0% in the year ended December 31, 2014. The increase in gross profit margin was primarily attributable to an increase in the number of Smart TVs sold during 2014 as compared to 2013. Our Smart TVs, which include our new P-series UHD televisions, generally have a higher gross profit margin and higher ASP. In 2013, 64% of total units sold were Smart TVs, compared to 73% of total units sold in 2014.

Operating Expenses

	Year Ended December 31,		Change 2014 vs. 2013
(in thousands)	2013	2014	$	%
Selling, general and administrative	$72,241	$78,979	$6,738	9.3%
Marketing	35,060	40,952	5,892	16.8%

Total operating expenses	$107,301	$119,931	$12,630	11.8%

Selling, general and administrative expenses increased $6.7 million, or 9.3%, from $72.2 million for the year ended December 31, 2013 to $79.0 million for the year ended December 31, 2014. As a percentage of net sales, selling, general and administrative expenses increased from 2.4% in 2013 to 2.5% in 2014. The increase in absolute dollars in selling, general and administrative expense was primarily attributable to an increase in average compensation cost per employee. We employed 406 full-time employees at December 31, 2014 compared to 400 employees at December 31, 2013, while the average base compensation per employee increased between the two periods. The increase in employee compensation is due to annual compensation adjustments and bonuses.

Marketing expenses increased $5.9 million, or 16.8%, from $35.1 million for the year ended December 31, 2013 to $41.0 million for the year ended December 31, 2014. As a percentage of net sales, marketing expenses increased slightly from 1.2% in 2013 to 1.3% in 2014. The increase in absolute dollars in marketing expense was primarily attributable to an increase in media advertising related to the launch of a new advertising campaign, which included a series of television and print advertisements featuring our P-series UHD televisions.

Net Nonoperating Income

	Year Ended December 31,		Change 2014 vs. 2013
(in thousands)	2013	2014	$	%
Interest income, net	$362	$2,555	$2,193	605.8%
Other income (loss), net	(262)	518	780	297.7%

Net nonoperating income	$100	$3,073	$2,973	2973.0%

Interest income, net increased $2.2 million, or 605.8%, from $0.4 million for the year ended December 31, 2013 to $2.6 million for the year ended December 31, 2014, primarily due to an increase in our short-term investments. These short-term investments include certificates of deposits, corporate and municipal debt securities, U.S. Treasury securities and mutual funds. In 2014, our short-term investments also provided us with higher rates of return than in 2013, which contributed to the increase in interest income for the year.

Other income (loss), net increased $0.8 million, or 297.7%, from other loss of $0.3 million in 2013 to other income of $0.5 million for the year ended December 31, 2014. The fluctuation is primarily due to an other-than-temporary impairment loss of $0.8 million that we recorded on an investment during 2013.

Income Tax Expense

	Year Ended December 31,		Change 2014 vs. 2013
(in thousands)	2013	2014	$	%
Income tax expense	$15,340	$25,872	$10,532	68.7%
Effective tax rate	37.3%	36.5%

Income tax expense increased $10.5 million, or 68.7%, from $15.3 million for the year ended December 31, 2013 to $25.9 million for the year ended December 31, 2014. Our effective tax rate in 2014 was 36.5% compared to 37.3% in 2013, primarily attributable to changes in state apportionment related to California economic nexus that resulted in lowered state income tax expense.

Comparison of the Years Ended December 31, 2012 and 2013

Net Sales

	Year Ended December 31,		Change 2013 vs. 2012
(in thousands)	2012	2013	$	%
Net sales	$2,417,395	$2,983,361	$565,966	23.4%
Television units sold	5,541	6,253	712	12.8%

Net sales increased $566.0 million, or 23.4%, from $2.42 billion for the year ended December 31, 2012 to $2.98 billion for the year ended December 31, 2013. The increase in net sales is attributable to an increase in units sold coupled with an increase in our ASP during the period. Units sold increased by 0.7 million units, or 12.8%, from 5.5 million units for the year ended December 31, 2012 to 6.3 million units for the year ended December 31, 2013. The increase in television units sold was due to the addition of certain new customers, principally Best Buy in December 2012. Our ASP increased in 2013 compared to the same period in 2012. The increase in our ASP is attributable to a change in product mix as we sold more of our larger televisions in 2013 compared to 2012, offset in part by the natural decline in sales prices of existing products.

Cost of Goods Sold, Gross Profit and Gross Profit Margin

	Year Ended December 31,		Change 2013 vs. 2012
(in thousands)	2012	2013	$	%
Cost of goods sold	$2,289,399	$2,835,083	$545,684	23.8%
Gross profit	$127,996	$148,278	$20,282	15.8%
Gross profit margin	5.3%	5.0%

Cost of goods sold increased $545.7 million, or 23.8%, from $2.29 billion for the year ended December 31, 2012 to $2.84 billion for the year ended December 31, 2013. The increase in cost of goods sold is consistent with the increase in unit sales described above. Gross profit margin decreased from 5.3% in the year ended December 31, 2012 to 5.0% in the year ended December 31, 2013. In the second half of 2012, with the introduction of our new 60” television, we benefited from higher profit margins on larger televisions. In the early part of 2013, we transitioned all of our televisions to our new LED panels in order to meet the growing customer demand for enhanced picture quality and efficient energy consumption. In connection with this transition, we accelerated the sell-through on certain end-of-life products with our customers, which resulted in an increase in price concessions, thereby reducing our gross profit margin in 2013.

Operating Expenses

	Year Ended December 31,		Change 2013 vs. 2012
(in thousands)	2012	2013	$	%
Selling, general and administrative	$68,006	$72,241	$4,235	6.2%
Marketing	34,136	35,060	924	2.7%

Total operating expenses	$102,142	$107,301	$5,159	5.1%

Selling, general and administrative expenses increased $4.2 million, or 6.2%, from $68.0 million for the year ended December 31, 2012 to $72.2 million for the year ended December 31, 2013. As a percentage of net sales, selling, general and administrative expenses decreased from 2.8% in 2012 to 2.4% in 2013. The increase in absolute dollars in selling, general and administrative expense is attributable to an increase in average compensation cost per employee as well as research and development expenses. The total number of full-time employees at December 31, 2013 was 400 compared to 408 full-time employees at December 31, 2012, while the average compensation per employee increased between the two periods due to annual compensation adjustments and bonuses.

Marketing expenses increased $0.9 million, or 2.7%, from $34.1 million for the year ended December 31, 2012 to $35.1 million for the year ended December 31, 2013. As a percentage of net sales, marketing expenses decreased slightly from 1.4% in 2012 to 1.2% in 2013. The increase in absolute dollars in marketing expense was primarily attributable to an increase in television advertising, media and promotional events leading up to our sponsorship of the 2014 Rose Bowl and 2014 VIZIO BCS National Championship games in Pasadena, California.

Net Nonoperating Income

	Year Ended December 31,		Change 2013 vs. 2012
(in thousands)	2012	2013	$	%
Interest income, net	$305	$362	$57	18.7%
Other income (loss), net	1,131	(262)	(1,393)	(123.2%)

Net nonoperating income	$1,436	$100	$(1,336)	(93.0%)

Interest income, net increased $0.1 million, or 18.7%, from $0.3 million for the year ended December 31, 2012 to $0.4 million for the year ended December 31, 2013, primarily due to an increase in our short-term investments. These short-term investments include certificates of deposits, corporate and municipal debt securities and mutual funds. In 2013, our short-term investments provided us with higher rates of return, which contributed to the increase in interest income for the year.

Other income (loss), net decreased $1.4 million, or 123.2%, from other income of $1.1 million for the year ended December 31, 2012 to other loss of $0.3 million for the year ended December 31, 2013. The fluctuation in this balance is primarily due to an other- than-temporary impairment loss of $0.8 million that we recorded on an investment during 2013 and a $0.4 million gain we recorded on the sale of an investment during 2012.

Income Tax Expense

	Year Ended December 31,		Change 2013 vs. 2012
(in thousands)	2012	2013	$	%
Income tax expense	$10,635	$15,340	$4,705	44.2%
Effective tax rate	39.0%	37.3%

Income tax expense increased $4.7 million, or 44.2%, from $10.6 million for the year ended December 31, 2012 to $15.3 million for the year ended December 31, 2013. Our effective tax rate in 2013 was 37.3% compared to 39.0% in 2012. In 2013, our income tax rate was favorably impacted by the retroactive extension of the federal research credit for 2012 reinstated by the American Taxpayer Relief Act of 2012, which was signed into law on January 2, 2013. Because a change in tax law is accounted for in the period of enactment, the retroactive effect of this change for 2012 resulted in a tax benefit that was recognized in the first quarter of 2013.

Backlog

We do not believe that our backlog of orders is meaningful as of any particular date or indicative of future sales, as our customers can change or cancel orders with little or no penalty and limited advance notice prior to shipment.

Unaudited Quarterly Statements of Income

The following table sets forth our unaudited quarterly consolidated statements of income for each of the ten quarterly periods ended September 30, 2015. These unaudited quarterly statements of income have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all normal recurring adjustments necessary for the fair statement of the results of operations for these periods. You should read the following tables in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The statements of income for any quarter are not necessarily indicative of the results of operations for a full year or any future periods.

	Three Months Ended
(in thousands)	Jun. 30 2013	Sept. 30 2013	Dec. 31 2013	Mar. 31 2014	Jun. 30 2014	Sept. 30 2014	Dec. 31 2014	Mar. 31 2015	Jun. 30 2015	Sept. 30 2015
Net sales	$649,005	$703,439	$1,025,294	$633,893	$621,729	$822,692	$1,064,124	$509,292	$834,481	$859,486
Cost of goods sold	613,954	668,832	974,703	589,147	574,221	775,437	1,015,940	474,719	771,915	807,224

Gross profit	35,051	34,607	50,591	44,746	47,508	47,255	48,184	34,573	62,566	52,262
Selling, general and administrative	16,934	19,886	19,808	17,729	19,705	18,975	22,570	18,959	19,356	26,089
Marketing	2,564	5,716	15,620	10,958	4,001	4,388	21,605	6,416	3,912	6,622

Operating income	15,553	9,005	15,163	16,059	23,802	23,892	4,009	9,198	39,298	19,551
Other income:
Interest income, net	49	82	183	266	349	1,103	837	455	1,586	(1,104)
Other income (loss), net	133	(560)	82	83	58	(82)	459	79	148	1,941

Net nonoperating income	182	(478)	265	349	407	1,021	1,296	534	1,734	837
Income before income taxes	15,735	8,527	15,428	16,408	24,209	24,913	5,305	9,732	41,032	20,388
Provision for income taxes	6,036	3,425	5,635	6,203	9,150	9,646	873	3,634	15,779	7,401

Net income	$9,699	$5,102	$9,793	$10,205	$15,059	$15,267	$4,432	$6,098	$25,253	$12,987

The following table sets forth the components of our unaudited consolidated statements of income for each of the periods presented as a percentage of net sales:

	Three Months Ended
As a Percent of Net Sales	Jun. 30 2013	Sept. 30 2013	Dec. 31 2013	Mar. 31 2014	Jun. 30 2014	Sept. 30 2014	Dec. 31 2014	Mar. 31 2015	Jun. 30 2015	Sept. 30 2015
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	94.6%	95.1%	95.1%	92.9%	92.4%	94.3%	95.5%	93.2%	92.5%	93.9%

Gross profit	5.4%	4.9%	4.9%	7.1%	7.6%	5.7%	4.5%	6.8%	7.5%	6.1%
Selling, general and administrative	2.6%	2.8%	1.9%	2.8%	3.2%	2.3%	2.1%	3.7%	2.3%	3.0%
Marketing	0.4%	0.8%	1.5%	1.7%	0.6%	0.5%	2.0%	1.3%	0.5%	0.8%

Operating income	2.4%	1.3%	1.5%	2.6%	3.8%	2.9%	0.4%	1.8%	4.7%	2.3%
Other income:
Interest income, net	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.1%	0.2%	(0.1)%
Other income (loss), net	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%

Net nonoperating income	0.0%	-0.1%	0.0%	0.0%	0.1%	0.1%	0.1%	0.1%	0.2%	0.1%
Income before income taxes	2.4%	1.2%	1.5%	2.6%	3.9%	3.0%	0.5%	1.9%	4.9%	2.4%
Provision for income taxes	0.9%	0.5%	0.5%	1.0%	1.5%	1.2%	0.1%	0.7%	1.9%	0.9%

Net income	1.5%	0.7%	1.0%	1.6%	2.4%	1.8%	0.4%	1.2%	3.0%	1.5%

Quarterly trends

Our business is subject to seasonal fluctuations in demand due to changes in buying patterns by our customers. Historically, we have experienced the highest levels of sales in the fourth quarter of the year, coinciding with the holiday shopping season in the United States, including the Black Friday and Cyber Monday sales events, and, to a more limited extent, the third quarter due to pre-holiday inventory build-up and back-to-school promotions. For example, in both 2013 and 2014, our fourth quarter represented 34% of our respective annual net sales. We often introduce our newest generation of product offerings just prior to this peak season, which may further concentrate sales in the fourth quarter. Additionally, there are other seasonal events, such as Superbowl Sunday in the first quarter, back-to-school promotions and pre-holiday inventory build-up in the third quarter, as well as customer reset periods in the spring and fall of each year, which impact our sales volume. We expect the historical seasonality trends to continue to have an impact on our results of operations and financial condition. Given the significant seasonality of our sales, timely and effective product introductions and forecasting are critical to our operations. The overall growth of our net sales over the periods presented may obscure the seasonality of our results and reduce the significance of quarter to quarter comparisons of our operating results.

In the first quarter of 2015, net sales were the lowest compared to the eight preceding quarters as a result of labor disputes between third-party dock workers and their employers on the west coast of the United States, which delayed inbound ocean freight shipments, causing a delay in fulfilling our customer orders. The labor disputes were resolved by those parties late in the first quarter, causing the delayed shipments to be fulfilled in the second quarter of 2015. This recovery is reflected in our net sales for the second quarter of 2015.

In the fourth quarter of 2014, our gross profit margin decreased compared to prior quarters due to the competitive pricing strategy we employed during that holiday season. The margin decline was temporary and recovered in the first quarter of 2015.

The following table sets forth the key business metrics for each of the periods presented:

	Three Months Ended
(In thousands)	Jun. 30 2013	Sept. 30 2013	Dec. 31 2013	Mar. 31 2014	Jun. 30 2014	Sept. 30 2014	Dec. 31 2014	Mar. 31 2015	Jun. 30 2015	Sept. 30 2015
Television units sold	1,431	1,509	2,000	1,487	1,582	1,820	2,189	1,274	2,059	2,089
Cumulative Smart TVs sold	5,686	6,706	8,144	9,148	10,293	11,646	13,323	14,285	15,795	17,421
Adjusted EBITDA	$16,729	$9,646	$16,377	$17,099	$24,465	$24,422	$5,227	$10,115	$40,324	$22,599

The following table represents a reconciliation from net income to adjusted EBITDA for each of the periods presented:

	Three Months Ended
(in thousands)	Jun. 30 2013	Sept. 30 2013	Dec. 31 2013	Mar. 31 2014	Jun. 30 2014	Sept. 30 2014	Dec. 31 2014	Mar. 31 2015	Jun. 30 2015	Sept. 30 2015
Net income	$9,699	$5,102	$9,793	$10,205	$15,059	$15,267	$4,432	$6,098	$25,253	$12,987
Provision for income taxes	6,036	3,425	5,635	6,203	9,150	9,646	873	3,634	15,779	7,401
Interest (income) expense, net	(49)	(82)	(183)	(266)	(349)	(1,103)	(837)	(455)	(1,586)	1,104
Stock-based compensation	336	336	351	120	120	120	130	123	170	95
Depreciation and amortization	707	865	781	837	485	492	629	715	708	1,012

Adjusted EBITDA	$16,729	$9,646	$16,377	$17,099	$24,465	$24,422	$5,227	$10,115	$40,324	$22,599

Liquidity and Capital Resources

	December 31,		September 30,
(in thousands)	2013	2014	2015
			(unaudited)
Cash	$126,487	$97,497	$113,689
Investments	31,378	124,152	134,311

	$157,865	$221,649	$248,000

To date, our primary cash needs have been for working capital purposes and to a lesser extent, capital expenditures, acquisitions and cash dividends. We have historically funded our business through cash flows generated from operations and our line of credit with Citibank, as described below. We have been profitable every year for the past nine years and have grown rapidly during this time. We have received minimal funding from external sources since our inception.

As we continue to grow our customer base and increase our net sales, there may be a need for higher levels of working capital. Historically, our primary source of liquidity has been our available cash and cash equivalents as well as available-for-sale investments, our cash flow from operations and our line of credit with Citibank, as described below. As of December 31, 2013 and 2014 and September 30, 2015, we had cash and cash equivalents and investments of $157.9 million, $221.6 million and $248.0 million, respectively.

We license technologies that are generally standard to the industry, and require us to pay royalty fees. For the standards-based essential technologies that are required for our televisions and other consumer electronics products, licensors are typically required to license such technologies to us under fair, reasonable, and non-discriminatory terms under the law. We license intellectual property for our Inscape data services which we have the right to use on a non-exclusive basis until 2017 unless renewed, and are obligated to pay royalties to the licensor. In certain cases for our hardware technologies, we have negotiated with our manufacturers in our product supply agreement to receive funding from our manufacturers for these fees through either direct reimbursement from a manufacturer or payment of the net purchase price as these royalty payments become due. We are also engaged in various claims and suits whereby the final outcome has not been determined at this time. In connection with these matters, we may have to, among other things, enter into a license agreement that requires us to make significant royalty payments in the future. Historically, we have been contractually indemnified and reimbursed by our manufacturers for most intellectual property royalty obligations and commitments. Based on current information, we do not believe that there are any claims or suits that would have a material adverse effect on our financial condition, results of operations, or liquidity.

On July 17, 2015, we entered into an amendment to our existing line of credit facility with Citibank, N.A. to provide up to $50 million of credit that is secured by, and the maximum amount available thereunder is subject to the amount of, certain eligible assets (including our cash and certain investments) held at Citibank, N.A. On August 5, 2015, we borrowed all $50 million available under this line of credit to provide additional liquidity related to the acquisition of Cognitive Media Networks, Inc. As of September 30, 2015, the entire amount was outstanding under the line of credit facility. The line of credit facility has a maturity date of August 31, 2017 and is not subject to commitment fees or unused facility fees. Amounts borrowed under the line of credit facility accrue interest at a rate equal to LIBOR plus 0.90% per annum. The line of credit facility contains certain customary events of default and the amount available under the line of credit facility may be adjusted based on the fair value of certain eligible assets held in a pledged account with Citibank, N.A.

On August 10, 2015, we acquired Cognitive Media Networks, Inc., a San Francisco-based software provider that enables our Inscape data services. Prior to the acquisition, we owned approximately 10% of Cognitive on a fully-diluted basis and had accounted for the investment under the cost method. The consideration paid for the remaining ownership interest was approximately $50 million in cash, subject to working capital adjustments. We are currently assessing the fair value of the assets acquired and liabilities assumed, including income taxes, in order to complete the preliminary purchase price allocation.

We believe that our existing cash and cash equivalents, investments and funds anticipated to be generated from our operations will be sufficient to meet our working capital needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of sales growth, the timing and extent of spending on various business initiatives, the expansion of our brand internationally, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. In the event additional financing is required from outside sources, we may not be able to obtain such financing on terms acceptable to us or at all. To the extent that we issue equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. Further, any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The following table sets forth the major components of our consolidated statements of cash flows data for the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
(in thousands)	2012	2013	2014	2014	2015
				(unaudited)
Net cash provided by operating activities	$95,083	$9,050	$98,494	$79,378	$102,783
Net cash (used in) provided by investing activities	22,962	(17,808)	(104,364)	(81,131)	(61,090)
Net cash (used in) provided by financing activities	(44,538)	(19,873)	(23,120)	(24,354)	(25,501)

Net (decrease) increase in cash and cash equivalents	$73,507	$(28,631)	$(28,990)	$(26,107)	$16,192

Cash flows from operating activities

Cash flows from operating activities consist of net income adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, stock-based compensation expense and other non-cash related matters as well as the effect of changes in working capital and other activities.

Our operating activities are attributable to our net income as well as how well we manage our working capital, which is dictated by the volume of product we purchase from our manufacturers and then sell to our customers along with the payment and collection terms that we negotiate with them. We purchase a majority of our product from significant manufacturers located in Asia that generally provide us 60 day payment terms for products purchased. In accordance with our product supply agreements, we have executed vendor-managed-inventory arrangements with our significant manufacturers for our televisions and other hardware products, which enable us to better manage our supply chain and maintain low inventory levels throughout the year. Generally, upon delivery of the products by our manufacturers to a third-party logistics or distribution center in the United States, the ownership of the products is transferred to us and is shipped out of the third-party logistics or distribution center to our customers shortly thereafter, thereby minimizing our inventory risk. These vendor-managed-inventory arrangements require our significant manufacturers to manufacture and deliver our products in accordance with advanced shipping notice provided by us, which is planned and forecasted closely along with our customer demand and sales forecast. Our most significant manufacturers make up more than 97% of our inventory purchases as of December 31, 2013 and 2014, and 96% and 98% of our accounts payable as of December 31, 2013 and 2014, respectively.

Our significant customers are major retailers in North America including Wal-Mart, Best Buy, Costco and Sam’s Club. These customers comprise most of our net sales for any given year. For the year ended

December 31, 2014, Wal-Mart and Sam’s Club comprised 40% and 12% of our net sales, respectively. Wal-Mart, Sam’s Club and other entities purchasing from us are affiliates under common control, and collectively they comprised 54% of our net sales for the year ended December 31, 2014. However, throughout our history and presently, we have dealt with separate purchasing departments at Wal-Mart and Sam’s Club, and have at times sold products to Sam’s Club without selling products to Wal-Mart. We generally grant credit to our customers based on their financial viability and our historical collection experience with them. We typically require payment from them within 30 to 45 days upon delivery of the product. As a result of our payment terms between manufacturers and customers, we have historically generated positive cash flows from operating activities. Our business is seasonal with sales typically reaching their highest level in the fourth quarter of the year, coinciding with the holiday shopping season in the United States, including the Black Friday and Cyber Monday sales events, and, to a more limited extent, the third quarter due to pre-holiday inventory build-up and back-to-school promotions. Additionally, there are other seasonal events such as Superbowl Sunday and back-to-school promotions as well as the customer reset periods in the spring and fall of each year which impact our sales volume. Due to this seasonality, our inventory balances and turnover rates can fluctuate. Therefore, our accounts payable and cash balances are typically at their highest levels in the fourth quarter and at year-end. As sales begin to slow in subsequent quarters, inventory levels decrease and accounts payable and cash balances decrease as we pay our manufacturers.

For the nine months ended September 30, 2015, net cash provided by operating activities was $102.8 million. Net income was $44.3 million and non-cash expenses (comprised of depreciation and amortization expense, realized gains and losses on investments, amortization of premiums on investments, stock-based compensation expense, deferred income taxes and a gain recognized on the purchase of Cognitive Media Networks) was a $(2.2) million use of cash for the nine months ended September 30, 2015. Changes in operating assets and liabilities represented a $60.6 million source of cash, primarily driven by a decrease in accounts receivable and an increase in accounts payable and accrued royalties, partially offset by decreases in accounts payable due to related parties. These changes were attributable to the higher sales volume experienced during the fourth quarter of 2014 compared to the third quarter of 2015 as a result of the seasonality trends discussed above.

For the nine months ended September 30, 2014, net cash provided by operating activities was $79.4 million. Net income was $40.5 million and non-cash expenses, comprised of depreciation and amortization expense, stock-based compensation expense and deferred income taxes, was a $(19.3) million use of cash for the nine months ended September 30, 2014. Changes in operating assets and liabilities represented a $58.1 million source of cash, primarily driven by changes in working capital including a decrease in accounts receivable and an increase in accounts payable, partially offset by decreases in accounts payable due to related parties and increases in inventories. The changes were attributable to the higher sales volume experienced during the fourth quarter of 2013 compared to the third quarter of 2014 as a result of the seasonality trends discussed above.

For the year ended December 31, 2014, net cash provided by operating activities was $98.5 million. Net income was $45.0 million and non-cash expenses, comprised of depreciation and amortization expense, stock-based compensation expense, and deferred income taxes, was a $(22.8) million use of cash in 2014. The change in non-cash expenses was principally due to a $25.7 million increase in our net deferred tax assets. Changes in operating assets and liabilities represented a $76.3 million source of cash, primarily driven by changes in working capital including an increase in accounts payable, partially offset by decrease in accounts payable due to related parties and an increase in accounts receivable. The increases in our net income and working capital accounts were attributable to an increase in sales volume especially during the fourth quarter as a result of the seasonality trends discussed above.

For the year ended December 31, 2013, net cash provided by operating activities was $9.1 million. Net income was $25.7 million and non-cash expenses, comprised of depreciation and amortization expense, stock-based compensation expense, other-than-temporary loss on investment, and deferred income taxes, was a $(9.6) million use of cash in 2013. The change in non-cash expenses was principally due to a $14.6 million increase in our net deferred tax assets. Changes in operating assets and liabilities represented a $(7.1) million use of cash, primarily driven by changes in working capital including a decrease in accounts payable and increases in inventories, offset by a decrease in accounts receivable. The increases in our net income and working capital accounts was attributable to an increase in sales volume especially during the fourth quarter as a result of the seasonality trends discussed above as well as our ability to grow our market share in 2013.

For the year ended December 31, 2012, net cash provided by operating activities was $95.1 million. Net income was $16.7 million and non-cash expenses, comprised principally of depreciation and amortization expense, deferred income taxes and stock-based compensation expense, was a $(8.1) million use of cash in 2012. The change in non-cash expenses was principally due to a $12.1 million increase in our net deferred tax assets. Changes in operating assets and liabilities represented $86.5 million source of cash, primarily driven by increases in accounts payable and accounts payable due to related party coupled with a decrease in inventory. These changes were partially offset by an increase in accounts receivable and other current assets as of December 31, 2012.

Cash flows from investing activities

For the years ended December 31, 2012, 2013, and 2014 and the nine months ended September 30, 2014 and 2015, our net cash (used in) provided by investing activities was $23.0 million, $(17.8) million, $(104.4) million, $(81.1) million and $(61.1) million, respectively. In each of these periods, our primary investing activities consisted of the purchase and sale of investments in accordance with our corporate investment policy discussed above, as well as the purchase of property and equipment to support our increased employee headcount and overall growth in our business. Our available-for-sale securities or investments purchased during the periods consist of corporate and municipal debt securities, U.S. Treasury securities and mutual funds. In the nine months ended September 30, 2015, we used $46.1 million in cash in conjunction with the purchase of Cognitive Media Networks.

We expect that we will make additional capital expenditures and investments in the future, including the further build-out of our corporate offices and IT infrastructure, all of which will be done to support the future growth of our business.

Cash flows from financing activities

Historically, we have had minimal financing activities as a result of our ability to finance our business growth through cash flows from operations.

For the years ended December 31, 2012, 2013, and 2014 and the nine month periods ended September 30, 2014 and 2015, our net cash used in financing activities was $(44.5) million, $(19.9) million, $(23.1) million, $(24.4) million and $(25.5) million, respectively. In each of these years, our cash used in financing activities primarily consisted of dividends paid to our stockholders and proceeds from exercise of stock options. In addition, during the nine months ended September 30, 2015, we borrowed $50.0 million under our line of credit to provide additional liquidity relating to the purchase of Cognitive Media Networks.

From January 1, 2009 through September 30, 2015, we have paid a total of $208.9 million in dividends to our stockholders. Although we have paid dividends to stockholders in the past, we intend to retain any future earnings to finance the operations, growth and development of our business as a public company. Therefore, we do not anticipate that we will declare or pay any cash dividends on any of our common stock in the foreseeable future. However, any future cash dividend payments will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our Board of Directors deems relevant.

In addition to the payment of dividends in each year, we have also had proceeds from the exercise of stock options of $0.8 million, $0.1 million, $1.7 million, $0.6 million and $2.6 million for the years ended

December 31, 2012, 2013, and 2014 and the nine months ended September 30, 2014 and 2015, respectively. The only other material financing activities that we experienced since December 31, 2012 was the repurchase of common stock from a former employee that exercised stock options post-termination as of December 31, 2012.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets, or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not included in our consolidated financial statements. Additionally, we do not have an interest in, or relationships with, any special-purpose entities.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2014.

(in thousands)	Total	1 year (fiscal 2015)	2-3 years (fiscal 2016 and 2017)	4-5 years (fiscal 2018 and 2019)	More than 5 years (beyond fiscal year 2019)
Royalty obligations(1)	$37,680	$29,005	$8,645	$30	$—
Operating lease(2)	4,838	1,829	2,843	166	—

Total contractual obligations(3)	$42,518	$30,834	$11,488	$196	$—

(1)	The amounts in the table represent our minimum royalty obligations, but increased sales could result in increased royalty obligations. We license technologies that are generally standard to the industry, and licensors are typically required to license such technologies to us under fair, reasonable, and non-discriminatory terms. In certain cases, we have negotiated with our manufacturers to include contractual obligations in our product supply agreements to receive funding from our manufacturers for these fees through either direct reimbursement from a manufacturer or payment of the net purchase price as these royalty payments become due. These contractual obligations become due over a period that does not exceed five years.

(2)	The amounts represent the contractual future annual minimum lease payments at December 31, 2014. We have operating leases for offices located in California, Arkansas, Minnesota, South Dakota, Washington, and Mexico. In certain cases, we have long-term operating leases that include options to renew that we anticipate exercising upon the expiration of the current term. These anticipated renewals are not included in the above schedule.

(3)	The table does not include any contractual obligations incurred after December 31, 2014, including obligations under our credit facility with Citibank, N.A. As of September 30, 2015, there was $50.0 million of outstanding indebtedness under this credit facility. Subsequent to September 30, 2015, we repaid $15.0 million outstanding under the facility. The line of credit facility has a maturity date of August 31, 2017 and accrues interest at a rate equal to LIBOR plus 0.90% per annum.

Certain product supply agreements include a purchase commitment for up to 13 weeks of inventory. We provide to manufacturers periodic forecasts at which time these manufacturers will consider the first 13 weeks of demand to be committed. Given the practice of providing frequent forecasts, any variance of the actual demand from the forecasted demand should be minimal, and we believe the risk to us is low. Accordingly, we have not included these items in the contractual obligation table above. In addition, we have agreed to pay certain of our officers bonuses in the aggregate amount of $1.0 million upon the completion of this offering in order to recognize, reinforce and encourage their efforts towards the completion of this offering. These amounts are not included in the table above.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, net sales, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

We recognize revenue from our product sales to customers when persuasive evidence of an arrangement exists, both title and risk of loss are passed to the customer upon delivery of the products, the sales price is fixed or determinable and collectability is reasonably assured.

We sell products to certain customers under terms that allow them to receive price protection on future price reductions and may provide for limited rights of return, discounts and advertising credits.

We recognize revenue related to our product sales to our customers on a gross basis as we are the primary obligor and are responsible for negotiating the terms of sales transactions and ensuring that the product meets the customers’ expectations. We are also responsible for determining the product design and specifications, as well as negotiating all pricing arrangements including various rebates and incentives for our products. Furthermore, we are responsible for negotiating the credit terms and collecting the cash from our customers.

All of our products are directly shipped by vessel from manufacturers to third-party logistics and distribution centers in the United States. Generally, we ship the product to our customers with freight carriers contracted by us. Shipping terms on sales of products are generally FOB destination but may vary depending upon the related contractual arrangement with the customer. Amounts billed to customers for shipping and handling costs are included in net sales.

Sales Incentives

We periodically grant certain incentives such as sales rebates and price protection to our customers for products that we sell to them. We record an allowance for sales incentives and discounts based on historical experience and contractual terms at the time of the sale. We record estimated price protection and sales incentives at the time the related product sale is recognized. All revenue is recorded net of our estimates for returns, discounts and advertising credits. In certain instances, we negotiate with our manufacturers for the reimbursement of these incentives so that they are effectively absorbing these rebates and price protection allowances. We estimate amounts accrued as customer allowances based upon historical experience and management judgment. We accrue for these customer allowances when the related product sale is recognized. The customer allowances are presented in our consolidated financial statements as a reduction in accounts receivable and revenues.

Additionally, we maintain cooperative advertising arrangements with several of our customers which provide for television commercials, newspaper advertisements and banner advertisements on the customers’ websites. These advertisement arrangements are recorded as a reduction in accounts receivable and revenue depending on the nature of the agreement.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due from sales arrangements executed in our normal business activities and are recorded at invoiced amounts. We maintain an allowance for uncollectible receivables. We determine the sufficiency of the accounts receivables allowance based upon historical experience and an evaluation of current industry trends and economic conditions. Additionally, we mitigate a portion of our credit risk through credit insurance for certain customers. If actual experience with these factors varies significantly from our estimates, we may be required to adjust our allowance for doubtful accounts. Historical variances of these amounts from our estimates have not resulted in material adjustments to our financial statements. In addition, as we increasingly extend credit terms to our customers, we expect our allowance for uncollectible receivables to increase.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but we perform an annual qualitative assessment of our goodwill during the fourth quarter of each calendar year to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If further testing is required, we perform a two-step process. The first step involves comparing the fair value of our reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. For the purpose of impairment testing, we have determined that we have one reporting unit. There has been no impairment of goodwill for any periods presented.

Acquired intangible assets with definite lives are amortized on a straight-line basis over the remaining estimated economic life of the underlying products and technologies. We review our definite lived long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset group is measured by comparing its carrying amount to the expected future undiscounted cash flows that the asset group is expected to generate. If it is determined that an asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset group exceeds its fair value. There has been no impairment of long-lived assets for any periods presented.

Patent Litigation Matters

We operate in an industry where there may be certain claims made against us related to patent infringement matters. We accrue for these claims whenever we determine that an unfavorable outcome is probable and the liability is reasonably estimable. The amount of the accrual is estimated based on our review of each individual claim, including the type and facts of the claim and our assessment of the merits of the claim. Since these patent infringement matters can be very complex and require significant judgment, we often utilize external legal counsel and other subject matter experts to assist us in defending against such claims. These accruals are reviewed at least on a quarterly basis and adjusted to reflect the impact of recent negotiations, settlements, court rulings, advice from legal counsel and other subject matter experts and any other events pertaining to the case. Although we believe that we take considerable measures to mitigate our exposure in these matters, including indemnification agreements with our manufacturers, litigation is inherently unpredictable. However, we believe that we have valid defenses and adequate indemnifications with respect to our pending legal matters against us as well as adequate provisions for any probable and estimable losses. While the outcome of these proceedings and claims cannot be predicted with certainty, we do not believe that the outcome of any pending legal matter will have a material adverse effect on our consolidated financial statements.

Income Taxes

We use the asset and liability method when accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are provided against tax assets when it is determined that it is more likely than not that the assets will not be realized.

We make estimates, assumptions and judgments to determine our provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against our deferred tax assets. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions and judgments thereby impacting our consolidated financial position and results of operations.

Stock-Based Compensation

Our stock-based compensation expense has resulted from grants of employee stock options and restricted stock awards and is recognized in our consolidated financial statements based on the respective grant date fair values of the award.

Effective October 29, 2010, our Board of Directors granted a total of 555,000 restricted stock awards to our chief executive officer and chief operating officer. The restricted stock awards vest ratably over four years beginning in April 2010, contingent upon our initial public offering. Since the vesting of the restricted stock awards is contingent upon an initial public offering, we have deferred the recognition of compensation expense for these shares until such time that the contingencies are resolved. As of September 30, 2015, no stock-based compensation expense has been recognized related to these restricted stock awards because the initial public offering had not yet occurred. In the quarter that our initial public offering is completed, we will record stock-based compensation expense based on the grant date fair value of these awards. If our initial public offering had occurred on September 30, 2015, we would have recognized stock-based compensation expense of approximately $9.7 million associated with the restricted stock awards.

We estimate the value of stock option awards using the Black-Scholes-Merton option pricing model. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating our fair market value per share of common stock, volatility, expected term and risk-free rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates. These estimates involve inherent uncertainties and the application of management judgment. The assumptions we use in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the Black-Scholes-Merton model change significantly, stock-based compensation for future awards may differ materially from the awards granted previously.

The risk-free interest rate is based on the U.S. Treasury yield of those maturities that are consistent with the expected term of the stock option in effect on the grant date of the award. Dividend yield is based upon historical dividend trends and expected future dividend payments, and is calculated by dividing the dollar value of the historical average of dividends paid in a given year per share by the dollar value of the assumed per share price. As we do not have significant historical experience of similar awards, the average expected life of our stock options was determined according to the “SEC simplified method” as described in SEC Staff Accounting Bulletin No. 107, “Shared Based Payment,” which is the midpoint between the vesting date and the end of the contractual term. Because our stock is not publicly traded and we have no historical data on the volatility of our stock, our expected volatility is estimated by analyzing the historical volatility of comparable public companies.

The amount of stock-based compensation we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture rate is changed.

The following table provides information on the assumptions used for stock options granted during the periods ended as follows:

	Year ended December 31,			Nine Months ended September 30,
	2012	2013	2014	2014	2015
				(unaudited)
Number of options granted	290,250	20,000	93,750	93,750	166,050
Volatility factor	56%	42%	40%	40%	39%
Expected term	6.25 Years	6.25 Years	6.25 Years	6.25 Years	6.25 Years
Dividend yield	6.30%-10.26%	11.89%	8.95%	8.95%	6.18%-9.65%
Risk-free interest rate	1.04%-1.43%	2.26%	2.22%-2.27%	2.27%	1.92%-2.10%
Forfeiture rate	18%	18%	18%	18%	17%
Marketability discount	30.0%	30.0%	25.0%	25.0%	13.0%-25.0%
Fair market value per share of common stock determined by our Incentive Award Committee at the time of grant	$10.76	$9.28	$12.08	$12.08	$12.08-$17.92
Fair market value per option determined using a Black-Scholes-Merton option pricing model for purposes of determining compensation expense	$5.75-$5.81	$4.14	$5.16-$5.18	$5.16-$5.18	$6.49-$8.76

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors which become known over time, we may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future and to the extent that we do our actual stock-based compensation expense recognized in future periods will likely increase.

Significant Factors Used in Determining Fair Value of Our Common Stock

In the absence of a public trading market, our Board of Directors, in conjunction with an independent valuation firm, considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each award, including but not limited to, the following factors: (i) the rights, preferences and privileges of our preferred stock relative to the common stock; (ii) our financial performance and stage of development; and (iii) the likelihood of achieving a liquidity event for the shares of common stock underlying these awards. In valuing our common stock, we first determine a business enterprise value by taking an average of the values calculated under two valuation approaches—the income and market approaches. Once we determine our business enterprise value, that value is allocated to our common stock on a non-marketable minority interest basis. We have various classes of securities, and it is necessary for us to value each class of security for purposes of arriving at the value of the common stock. We used an options-based methodology for allocating the estimated aggregate value to each of our securities using the Black-Scholes-Merton pricing model.

The income approach quantifies the present value of the future cash flows that management expects to achieve from continuing operations. These future cash flows are discounted to their present values using a rate corresponding to our estimated weighted average cost of capital. The discount rate reflects the risk inherent in our cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. Our weighted average cost of capital is calculated by weighting the required return on interest-bearing debt and common equity capital in proportion to their estimated percentages in our capital structure.

The market approach considers multiples of financial metrics based on acquisition values or quoted trading prices of comparable public companies. By reference to the trading and transaction values of publicly traded peers, we calculate a multiple of key metrics implied by their trading price or acquisition values. Based on the range of these observed multiples, we apply judgment in determining an appropriate multiple to apply to our metrics in order to derive an indication of value. As these multiples are observed in public company prices, we apply a marketability discount to reflect the fact that our common stock is not traded on a public exchange. The amount of the discount varies based on our expected timing of a liquidation event such as an initial public offering of our common stock.

Following this offering, it will not be necessary to determine the fair value of our common stock using these valuation approaches as shares of our common stock will be traded in the public market.

Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of September 30, 2015 was $         million, with $         million related to vested stock options.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, ASU, No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, or ASU 2013-11. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. We implemented the provisions of ASU 2013-11 as of January 1, 2015 and it did not have a material effect on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About and Entity’s Ability to Continue as a Going Concern, or ASU 2014-15, which provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern. The update is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We will implement the provisions of ASU 2014-15 as of January 1, 2016 and do not expect implementation will have a material effect on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2018, however application of the standard is allowed as early as January 1, 2017. In July 2015, the FASB deferred the effective date of the new revenue standard from December 15, 2016 to December 15, 2017, with early adoption permitted for annual periods beginning after December 15, 2016. Accordingly, the new standard is effective for us beginning on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our consolidated financial statements and related disclosure.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (Topic 330), or ASU 2015-11. The new guidance requires most inventory to be measured at the lower of cost and net realizable value, thereby simplifying the previous guidance under which an entity must measure inventory at the lower of cost or market. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the effect of the adoption of the standard will have on our consolidated financial statements and related disclosures.

In September 2015, the FASB issued Accounting Standards Update 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, (ASU 2015-16). The new guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The new guidance also requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. ASU 2015-16 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. We implemented the provisions of ASU 2015-16 as of July 1, 2015 (unaudited) and it did not have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign Currency Risk

To date, substantially all of our product sales and inventory purchases have been denominated in U.S. dollars. We therefore have not had any material foreign currency risk associated with these two activities. The functional currency of all of our entities is the U.S. dollar. As we grow our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Although we primarily procure and sell our products in U.S. dollars, our manufacturers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our manufacturers, they may seek to pass these additional costs on to us, which could have a material impact on our future prices and unit costs.

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our credit facility with Citibank, N.A., which bears interest at a variable rate equal to LIBOR plus 0.90% per annum. As of September 30, 2015, we had $50.0 million outstanding under the credit facility. A 1.0% change in the interest rate under this facility, assuming all $50.0 million were to remain outstanding, would have resulted in a $0.5 million change in our interest expense on an annualized basis. Subsequent to September 30, 2015, we repaid $15.0 million outstanding under the credit facility.

We had cash and cash equivalents as well as investments totaling $157.9 million, $221.6 million and $248.0 million at December 31, 2013 and 2014 and September 30, 2015, respectively. Our cash and cash equivalents consist of cash in bank accounts as well as restricted certificates of deposits. Our investments are in corporate and municipal bonds, U.S. Treasury securities, mutual funds which are purchased in accordance with our corporate investment policy. Restricted certificates of deposit represent investments in time certificates of deposits that have an original maturity date approximating one month from date of purchase and that renew upon maturity. The primary objectives of our investment activities are to preserve capital and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

BUSINESS

Our Mission

VIZIO’s mission is to deliver the ultimate entertainment experience through our community of connected consumers, advertisers and media content providers.

Company Overview

VIZIO is transforming the way consumers discover and experience media content through our connected entertainment platform. Since our founding in 2002, we have sold over 65 million televisions and audio and other products and built an industry-leading brand. We have achieved significant U.S. market share of both Smart TVs, or Internet-connectable televisions, and sound bars. Our strong brand, technological leadership and go-to-market strategy have driven the broad adoption of our Smart TVs, creating a community of over 10 million VIZIO connected units, or VCUs. A VCU is a Smart TV that has been connected to the Internet and has transmitted data collected by our Inscape data services. Our Inscape data services capture real-time viewing behavior data from our VCUs and enables us to provide it to advertisers and media content providers. The scale of our VCU community, together with our engaged user base and our Inscape data services, positions us at the nexus of the connected entertainment ecosystem.

As a leading connected entertainment platform, we focus on delivering cutting-edge technology and building a premium global brand. Since we are not vertically integrated, we are able to maintain flexibility and adapt to changes in market demand, product supply and pricing. Our strategic relationships with our manufacturers and retailers as well as our efficient operating model have been critical to the success of our business. We have leveraged our manufacturers’ purchasing power and expertise in supply chain management to drive cost reductions and rapidly scale our business. Our efficient operating model has enabled us to minimize overhead costs, more accurately forecast inventory levels and achieve high inventory turnover. As a result, we have been profitable for the last nine years and have grown our business with minimal external funding.

We were formed as a California corporation in October 2002. In September and October 2015, we began reincorporating in Delaware by forming Parent as a Delaware corporation and entering into an agreement and plan of merger, pursuant to which, immediately prior to completion of this offering, a wholly owned subsidiary of Parent will merge with and into California VIZIO, with California VIZIO surviving as the wholly owned subsidiary of Parent. Following the completion of this Reorganization Transaction, each share of Class A common stock, Class B common stock and Series A convertible preferred stock, respectively, of California VIZIO will be cancelled in exchange for one share of Class A common stock, Class B common stock and Series A convertible preferred, respectively, of Parent. Parent will be a holding company and all of our business operations will continue to be conducted through California VIZIO. For more information, see “Prospectus Summary—Corporate Information.”

Our Platform

The VIZIO platform combines our connected entertainment products, discovery and engagement software and Inscape data services:

•

Connected Entertainment Products. Our Smart TV and audio products combine best-in-class technology with beautifully simple design. Our award-winning products offer industry-leading picture and audio quality and are at the forefront of innovative technology. Our focus on connectivity has driven our consumers to make an initial connection of their Smart TVs to the Internet at an average rate of approximately 91% and 90% for the nine month periods ended September 30, 2015 and September 30, 2014, respectively, and approximately 90% for the twelve month period ended September 30, 2015. Our product leadership is highlighted by a number of industry awards including the 2014 CES Editor’s Choice by Reviewed.com for both our P-Series and Reference Series Smart TVs, CNET’s Best Tech Products of 2014 for our M-Series Smart TVs, and Sound & Vision’s Top Picks of 2014 for 42” and 54” Home Theater Sound Bar Systems.

•	Discovery & Engagement Software: VIZIO Internet Apps Plus. Our discovery and engagement software, VIZIO Internet Apps Plus, connects consumers to a wide range of premium entertainment content and enhances the value of our products. We provide an intuitive and engaging interface that enables viewers to easily discover and engage with entertainment and other content on our Smart TVs from traditional and streaming content providers, such as Netflix, Hulu, YouTube and Amazon Instant Video. Since 2009, users have streamed more than 3.5 billion hours of content through our discovery and engagement software.

•	Inscape Data Services. Our Inscape data services capture, in real time, up to 100 billion anonymized viewing data points each day from our over 10 million VCUs. Inscape collects and stores data regarding most content displayed on VCU television screens, including content from cable and satellite providers, streaming devices and gaming consoles. Inscape provides highly specific viewing behavior data on a massive scale with great accuracy, which can be used to generate intelligent insights for advertisers and media content providers and to drive their delivery of more relevant, personalized content through our VCUs. Although we are still in the early stages of commercializing Inscape and have yet to generate meaningful revenue from it, we believe it provides an attractive value proposition to advertisers and media content providers which will enable us to further monetize it in the future.

Consumer Use and Engagement Model

We believe our business focus enables a self-reinforcing consumer use and engagement model that we expect to fuel our growth while driving revenue. Our connected entertainment products and discovery and engagement software provides a personalized entertainment experience for consumers that enhances our brand and helps generate additional sales of our products. As more consumers buy our connected entertainment products, Inscape gathers more anonymized data on viewing behaviors, which we can deliver to advertisers and media content providers. These companies in turn can deliver more relevant and personalized content for viewers, further enhancing the entertainment experience. We believe this self-reinforcing cycle will increase our brand awareness and enhance demand for our connected entertainment products.

Our Market Position

Our strong market position is underscored by our growth and market share in Smart TVs and audio products. The scale of our connected platform is illustrated by the volume of content delivered through our products and large amount of real-time data we collect from our VCUs about viewing behaviors and preferences.

(1)	Source: The NPD Group/Retail Tracking Service, based on total smart, high definition television units and sound bar units sold in the U.S. from January 2014 to December 2014. The NPD Group/Retail Tracking Service defines a smart, high definition television as an LCD TV with apps included and a display resolution of 1336 x 768 pixels or higher.
(2)	Based on VIZIO internal data as of October 15, 2015.
(3)	Based on VIZIO internal data as of September 30, 2015.

We have rapidly grown to become a leading Smart TV and audio brand. Our products are sold in over 8,000 retail stores across the United States. Our strong brand, technological leadership and go-to-market strategy have driven significant growth in recent periods. For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, we generated net sales of $3.0 billion, $3.1 billion and $2.2 billion and reported net income of $25.7 million, $45.0 million and $44.3 million, respectively. Substantially all of these amounts were generated from the sale of televisions and sound bars.

Our Market Opportunity

(1)	Global market spend

High-Definition Television. Currently, we compete primarily in the North American high-definition television market, which was estimated by IHS Technology as a $21.1 billion market as of 2014. To date, substantially all of our product sales have occurred in the United States, although we have sold a relatively smaller number of products in Canada and Mexico. While television viewership levels are expected to remain stable, changing consumer preferences for content discovery and engagement are revolutionizing the way people consume video entertainment. The proliferation of Internet-enabled video delivery has dramatically increased content choice and convenience for consumers. IHS Technology is projecting shipments of Smart TVs to experience steady growth in North America, increasing from 15.6 million units in 2014 to 20.7 million units in 2019, representing a 5.8% compound annual growth rate. Furthermore, according to IHS Technology, Smart TVs are expected to comprise an even greater percentage of North American annual television shipments, rising from 35.8% in 2014 to 49.6% in 2019. Moreover, while we have not historically focused on opportunities outside of North America, international revenue for high-definition television shipments totaled $78.1 billion in 2014, according to IHS Technology, and international markets represent a natural extension of our current market focus.

We believe that the Smart TV will be at the center of the entertainment ecosystem and will help drive rapid innovation across multiple industries. While the television continues to be the preferred medium of entertainment content consumption, the manner in which advertising and content is being delivered to the end consumer is changing. This change has resulted in fragmented viewing audiences and creates new challenges for advertisers and media content providers looking for more relevant, measurable and interactive solutions to address the needs of consumers. As consumers continue to shift their content preferences towards digital mediums, and as we continue to expand our connected platform, we believe there is an opportunity to extend our addressable market.

Video on Demand, or VOD. As content delivery shifts from linear to digital, streaming continues to grow rapidly as viewers access time-shifted video content. According to Markets and Markets, the global VOD market is forecasted to grow from $25.3 billion in 2014 to $61.4 billion in 2019, representing a compound annual growth rate of 19.4%. We believe that our platform, which enables ease of discovery and access to digital content for television viewers, creates the opportunity to deliver and monetize additional services relating to this market.

Audience & Advertisement Measurement. Changes in media consumption are revolutionizing the manner in which advertisers and media content providers conduct market research. Advertisers and media content providers are looking for access to accurate, real-time data regarding consumer preferences and behaviors so they can better measure and increase their return on content creation and advertising spend. We believe total global market spend on audience and advertisement measurement services was approximately $1.9 billion in 2014, and represents an attractive market opportunity for our Inscape data services.

Television/Digital Advertising. According to eMarketer, U.S. digital advertising spend has grown at a compound annual growth rate of 17.4% from 2012 to 2014, driven largely by the ability to accurately target relevant consumers and measure return on advertising spend. Television advertising spend in the United States, however, represents the largest advertising medium with approximately $68.5 billion spent in 2014, according to eMarketer. We believe recent advancements in television data and analytics capabilities will bring the optimization benefits of digital advertising to television advertising, allowing us to attract digital advertisers and capitalize on digital growth trends through our Inscape data services.

Mobile/Television Commerce. The rise of mobile devices has changed the way consumers browse, shop and purchase from retailers. According to eMarketer, in 2014, U.S. consumers spent $58.1 billion on products and services using Internet-enabled mobile devices, such as tablets and smartphones. We believe that the Smart TV represents a future driver of retail mobile commerce sales as consumers will be able to simultaneously view complementary content and advertising on their tablet or smartphone and easily purchase goods and services seen on the television screen with those handheld devices. A Nielsen study found that roughly 40% of tablet and smartphone owners use their device as a “second screen” daily. According to a recent Delivery Agent survey, 68% of respondents were interested or very interested in using their television to shop.

Powerful Trends Driving Our Market

Several powerful trends are driving the growth of the television and advertising markets:

Advances in technology are enhancing the television viewing and audio playback experience. Revolutionary technological innovations, such as Ultra-High Definition, or UHD, High-Dynamic-Range, or HDR, and 3D vector-based audio reproduction offer major enhancements to the entertainment experience. UHD televisions deliver four times the picture resolution and, in combination with other new technologies like Full Array LED backlighting with Active LED Zones, can deliver higher contrast ratios, better frame refresh rates and a more lifelike viewing experience when compared to current high-definition televisions. HDR televisions will deliver a brighter picture with an ultra-wide color spectrum of more than 1 billion possible colors, which creates an image with up to 64 times the amount of detail as compared to prior technology. Improvements in electronics and manufacturing technology are making televisions lighter, thinner and less expensive, thereby driving an increase in demand for larger televisions. Furthermore, improvements in sound quality, wireless connectivity and design are driving consumer demand for audio products to pair with televisions. We believe these factors represent major consumer upgrade catalysts and should accelerate the replacement cycle of prior generation televisions and audio products. According to IHS Technology, shipments of UHD televisions in North America reached over 1.5 million units in 2014 and are expected to reach 19.2 million units in 2018, representing a compound annual growth rate of 89%.

The television is finally connected to the Internet. The wide adoption of high-speed broadband Internet access has enabled a vast range of bandwidth-intensive video and Internet services to be delivered directly to the television. According to eMarketer, U.S. household broadband penetration was 74% in 2014. Broadband connectivity has driven demand for Smart TVs, which allow consumers to access and view content as a connected entertainment experience on the largest screens in their home. In addition, Smart TVs also enable consumers to engage and transact with other Internet-enabled services that deliver content such as social media, music, photos, news and more. As new technologies and services are introduced, we believe Smart TVs will be an integral part of the connected, digital home due to their connectability and larger, higher quality screens which drive a more immersive and enjoyable viewing experience.

Consumers demand an intuitive, easy-to-use interactive entertainment experience. The television is the primary device used by U.S. consumers for content and media viewing due to their preference for larger and higher quality screens. U.S. consumers spend an average of 30 hours per week watching television, according to eMarketer. This figure has remained stable over the past five years, despite recent growth in smartphone and tablet media consumption, which has been incremental to television consumption. We believe consumers want to search for and discover content, regardless of source, on their television through intuitive and easy-to-use interfaces as well as applications that offer optimized experiences, in the same manner they do on their smartphone or tablet. Consumers also desire seamless integration between the multiple screens they are using, such as using a mobile device to interact with their television to discover, stream or view complementary content. We believe innovations in discovery and engagement software functionality and ease-of-use will increase consumer engagement with the television as seamless access of content across multiple screens greatly enhances the entertainment experience.

Delivering personalized content to consumers requires next generation viewing data and analytics capabilities. Smart TVs enable content consumption from multiple sources, greatly increasing the volume of content available to consumers. In June 2014, the Consumer Electronics Association reported that, in the 12 months ended April 2014, 45% of U.S. television households were streaming content on their TVs, up from 28% in the 12 months ended April 2013. This trend has further increased the difficulty for content creators and distributors to collect and decipher viewing behaviors using traditional means such as consumer surveys and sampling. The collection and analysis of viewing data is crucial to create and distribute content that further enhances consumers’ viewing experiences.

Advertisers want to leverage viewing data to deliver more targeted ads. The Internet has enabled advertisers, media content providers and analytics providers to deploy more relevant, personalized advertising through computers and mobile devices based on user behavior. This trend of personalized advertising has not previously been possible through traditional televisions, which were not connected to the Internet. Meanwhile, television advertising continues to represent the largest portion of total U.S. media advertising spend, at 39% of total spend in 2014, according to eMarketer. Smart TVs now enable advertisers to leverage real-time viewing behavior data to deliver more effective, targeted advertising campaigns. We believe the ability to collect and analyze real-time viewing data will enable measurable and increased return on marketing investment, enhance the value of television advertising, and drive increased television advertising spend.

Our Solution

The VIZIO connected platform delivers quality entertainment experiences and accurate viewing behavior data through:

Leading product design with broad market appeal. We are an industry-leading technology innovator with broad market consumer brand appeal, delivering best-in-class products. We are also developing the next generation user experience for intuitive discovery and access to a wide variety of content. We relentlessly pursue our goal of delivering premium quality video and audio products in a way that helps accelerate mass adoption of new technologies, including UHD and HDR technology, and on a broad range of display sizes ranging from 24” to 120”. We were the first television brand to enable our retailers to offer a 50” UHD Smart TV at a less than $1,000 retail price.

Intuitive, powerful and personal user interface. We believe that increasing consumers’ enjoyment of their entertainment experience enhances the value of our products. Our Smart TVs connect consumers with an intuitive yet powerful user interface, capable of facilitating discovery of and engagement with a wide variety of content as well as relevant, personal content recommendations based on their viewing behavior. Viewers can quickly and easily discover and engage with entertainment and other content from traditional and streaming content providers on our Smart TVs.

Real-time data on our consumers’ viewing behavior. Our Inscape data services and community of over 10 million VCUs enable us to capture up to 100 billion anonymized viewing data points each day. We believe this user base is large enough to reflect U.S. census demographics, which we believe enables us to offer higher quality, more accurate and timely viewing behavior data than previously available from other sources. This real-time data will allow us to provide the media and advertising ecosystem with actionable viewership insights, which we believe will enable us to further monetize our Inscape data services. Our consumers made an initial connection of their Smart TVs at an average rate of approximately 91% and 90% for the nine month periods ended September 30, 2015 and September 30, 2014, respectively, and approximately 90% for the twelve month period ended September 30, 2015. These connections give scale and diversity to our community of connected units in the United States, which we believe provides us more accurate viewing behavior data at scale in real time, than any other brand.

Advertising and content optimization for the marketing and media ecosystem. We are developing strong partnerships with advertisers, media content providers and analytics providers, and brands to monetize our connected platform. VIZIO’s platform can provide these parties with anonymized, highly specific viewing data using our Inscape data services. We believe the monetization of our connected platform through these partnerships will represent a significant component of our solution set in the future.

Our Competitive Strengths—What Sets Us Apart

We believe that the following strengths are the keys to our success:

Leading Consumer Brand. We have built a strong, recognized and trusted brand that symbolizes premium technology, quality and value. Our products provide consumers with cutting edge picture and audio performance that enhances their entertainment experience while being intuitively simple and engaging to use. We have made significant investments to support both awareness and engagement with our brand, with over $300 million of marketing expenses to prominently feature our brand at events such as the 2014 Centennial Rose Bowl Game, and as the 2015 Official Home Entertainment Sponsor of the American Film Institute. Since our founding in 2002, VIZIO has built a highly recognizable brand in the United States, with seven out of ten respondents recognizing VIZIO, and eight out of ten VIZIO owners recommending VIZIO to their friends and family, according to a 2015 survey conducted by survey solutions company Toluna commissioned by us. We believe that the power of our brand has driven our strong market share, high recommendation rates and adoption of new products. For example, in sound bar audio systems, VIZIO was the #1 market leader in 2014 in units sold.(6)

Premium Product Design and Technology. We offer a selection of premium media entertainment products, including televisions, sound bars and other Smart TVs designed to enhance the entertainment experience. Using consumer research and feedback, we focus on creating products that combine best-in-class video and audio performance with powerful user interface software that simplifies access to a wide variety of entertainment content. We have deployed new technologies that advance the picture and audio quality of our products, such as UHD, HDR, Ultra Color Spectrum, full-array LED backlight designs and new picture processing technologies that have been consistently recognized and awarded by industry press.

Positioned at the Nexus of the Connected Entertainment Ecosystem. We are strategically positioned at the center of the connected entertainment ecosystem. Our Smart TVs currently collect viewing behavior data from any connected media source (e.g., set-top boxes, digital video recorders, streaming media players, blu-ray

(6)	Source: The NPD Group/Retail Tracking Service, based on sound bar units sold in the U.S. from January 2014 to December 2014.

and DVD players and gaming consoles), which generates a broader data set than can be obtained from any single media source. We can provide this broader data set, at scale and with real-time delivery, to advertisers and media content providers, who in turn can create more relevant, personalized entertainment experience and drive further engagement.

Efficient Operating Model. We have been profitable for the last nine years and have grown our business with minimal external funding. Our strategic relationships with our manufacturers and retailers as well as our efficient operating model have been critical to the success of our business. We have leveraged the purchasing power and expertise in supply chain management of our manufacturers to drive cost reductions and rapidly scale our business. Our efficient operating model has enabled us to minimize overhead costs, more accurately forecast inventory levels and achieve high inventory turnover. This efficient model has enabled us to minimize our daily funding needs and allows us to invest excess cash in product innovation.

Proven Management Team. We have assembled a proven management team that is led by one of our founders, William Wang. Our current management team has been with VIZIO for an average of nine years and collectively has over 100 years of industry experience. Our leadership team shares a passion for creating world class entertainment products with focus on building teams and scalable processes that execute with high efficiency.

Our Growth Strategy

We intend to continue to grow our business and expand into new markets. Key elements of our growth strategy include the following:

Continue to Introduce Innovative Products and Functionality. We relentlessly pursue our mission of delivering the ultimate media entertainment experience. To accomplish this mission, we are focused on continued product innovation and leadership. We plan to increase our investment in research and development to expand and enhance the features and capabilities of our award-winning products, including our discovery and engagement software, 3D vector-based audio reproduction and Inscape data services. We plan to leverage our brand strength and efficient operating model to opportunistically enter new product categories.

Continue to Monetize our Platform. We believe that our strong and growing installed base of Smart TVs positions us well to become a leading solution provider in the connected entertainment ecosystem. With over 10 million VCUs, the size of our user base compares favorably to the television subscriber bases of AT&T U-Verse, Verizon FiOS and Cox Communications, providing us with an opportunity to create additional revenue streams in the form of paid advertising placements, software applications for content search, control and recommendations as well as insights into end consumer behavior. Additional monetization opportunities include developing enhanced capabilities such as intelligent search and discovery features, improving our ability to deliver relevant content as well as advanced viewership analytics.

Expand into Markets Outside of North America. Leveraging our efficient operating model, we have begun to expand into international markets beginning with Canada and Mexico. We intend to expand into additional international markets based on the anticipated demand in these markets for our platform, including Inscape data services. These countries represent significant addressable markets that present an attractive opportunity to expand our brand footprint and grow our sales volume and profitability. International revenue for high-definition television shipments totaled $77.1 billion in 2014, according to IHS Technology. We intend to expand into these markets by continuing to partner with our existing retail partners and manufacturers, as well as expanding our on-line retail presence.

Increase Penetration within U.S. Retailers. Since the introduction of our products at a mass market retailer in 2006, we have successfully penetrated most of the wholesale club and mass market retailers in the United States, including Costco, Sam’s Club, Best Buy, Target and Wal-Mart. Currently, the VIZIO brand is carried in major retailers across the United States, with televisions occupying approximately 150,000 shelf spaces and audio products occupying approximately 32,000 shelf spaces as of September 30, 2015. According to Gap Intelligence, as of September 30, 2015, VIZIO held the #1 or #2 HDTV shelf share at many major consumer electronics retailers such as Wal-Mart, Costco, Sam’s Club and Target. However, we believe there is an opportunity to expand shelf space of our products with our existing retailers to take further market share from our competitors. We believe our distribution footprint covers a significant portion of the U.S. consumer electronics market, but we have not yet made a focused effort to penetrate regional independent retailers. We believe that these regional independent retailers represent a significant growth opportunity for us, and we plan to capitalize on the strength of our brand to increase our presence. We intend to work with retailers to expand the footprints of our merchandising displays and shelf space for both our television and audio products, with a particular focus on our premium product lines, such as our UHD large screen Smart TVs. We will continue to invest in producing and installing VIZIO-branded merchandising displays to prominently showcase our products in many of the retail outlets in which our televisions and audio products are offered.

Continue to Invest in Our Brand. As the television industry becomes more concentrated, we believe established brands will gain additional market share. In 2014, VIZIO had significant U.S. market share for Smart TVs and in the overall U.S. television market. In sound bar audio systems, VIZIO was the #1 market leader in 2014 units sold.(7) Since our founding in 2002, VIZIO has built a highly recognizable brand in the United States, with seven out of ten respondents recognizing VIZIO, and eight out of ten VIZIO owners recommending VIZIO to their friends and family, according to a 2015 survey commissioned by us and conducted by survey solutions company Toluna. We will continue to invest in our brand to strengthen our foothold in the United States, while simultaneously leveraging our previous success to expand our brand internationally.

Our Products

We offer a wide array of connected entertainment products including a portfolio of Smart TVs, sound bars and other accessories that address the full range of consumers, from college students to mainstream families to cinephiles. Our innovations center around identifying the feature sets that address the needs of each consumer segment, building technologies in partnership with other industry leaders, and integrating them into our product offerings with a focus on leveraging our scale to drive down our cost of goods in order to accelerate mass adoption of compelling new technologies.

(7)	Source: The NPD Group/Retail Tracking Service, based on sound bar units sold in the U.S. from January 2014 to December 2014.

Television Portfolio

Our broad television portfolio consists of five series, each designed to target a specific consumer segment and their needs for best-in-class picture quality, powerful processing and video performance, streamlined connectivity and convenience features, and a stylish, modern industrial design that can complement any décor.

Since our founding in 2002, we have continually focused on advancing the picture quality of flat screen displays with investments in key technologies that increase contrast levels for brighter whites and deeper black levels, produce more accurate and wider ranges of color, and drive better clarity and detail in images, especially in fast moving scenes. In 2014, we were the first to bring advanced direct LED backlighting to the mass market, across every model in our collection. Capable of producing richer contrast levels and more vibrant picture quality than conventional backlighting technologies, we optimized the design of each model to take advantage of full-array LED backlighting, even across our entry-level E-Series collection, to deliver the best possible picture quality for each consumer segment.

Audio Portfolio

We sell additional products that enhance the functionality and versatility of our television products and enable a better viewing experience for our consumers. Our broad collection of high performance audio products delivers the home theater experience with designs optimized to fit the user’s room and television size. From simple 2.0 sound upgrades for bedroom TVs, to 5.1 surround sound for the growing market of 55” and larger TVs, our audio products also feature simple setup and Bluetooth streaming.

As an early entrant in the sound bar category, we have learned to optimize the industrial design and feature sets of our audio products through iterative consumer studies resulting in products that we believe resonate with the consumer. Every sound bar includes Bluetooth to allow consumers to easily pair and stream music from their mobile device or personal computer, and every sound bar includes clear, quick-start instructions, mounting guides and all of the common cables necessary for set-up, improving the out-of-box experience and reducing support calls.

Our audio lineup also addresses another key consumer insight that has evolved over the last five years. According to CEA’s 17th Annual CE Ownership and Market Potential Study, the average U.S. household owns 2.8 TVs, suggesting that the television has migrated from the living room to bedrooms, dens and other living spaces of various sizes. Understanding that the quality of the audio experience is in part dependent on properly creating the right sound stage for the size of television in the room, we have designed our sound bars to align with the most popular sizes of TVs and mapped them with the key user segments that seek upgrades from simple 2.0 channels to a full 5.1 surround sound experience:

Discovery and Engagement Software

Our Smart TVs are currently powered by our second generation connected platform, called VIZIO Internet Apps Plus, that enables consumers to easily discover and engage with premium content services such as Netflix, Hulu, YouTube and Amazon Instant Video. Our consumer-focused approach to our Smart TV platform emphasizes usability to allow users to surf seamlessly between over-the-top, linear or recorded content. The ease-of-use of our platform is reflected in the initial connection rate of our Smart TVs, which averaged approximately 91% and 90% for the nine month periods ended September 30, 2015 and September 30, 2014, respectively, and approximately 90% for the twelve month period ended September 30, 2015. This ease-of-use has made VIZIO a leading Smart TV brand, with approximately 17.4 million cumulative Smart TVs shipped as of September 30, 2015. For the nine months ended September 30, 2015, approximately 76% of the televisions we shipped were Smart TVs.

With quick one-click button access on the VIZIO Smart TV remote, the VIZIO Internet Apps Plus user interface displays a streamlined App Launcher that allows users to quickly browse favorite apps along the lower portion of the screen, without disrupting current video playback. The VIZIO Smart TV remote enables users to conveniently and quickly access, browse and control playback of streaming and traditional content sources, featuring a built-in keyboard (on premium product lines) that allows users to efficiently search, enter credentials or even play games. A simple double click of the VIZIO button on the remote then displays the full collection of apps available through the Full Screen Apps Window which allows users to easily discover, personalize, and launch new apps. In addition, the remote also features three shortcut keys to top premium content services, further reinforcing user discovery and engagement with VIZIO’s software platform.

Our Smart TV experience also supports seamless integration between smartphones, tablets and the TV, using the DIAL protocol to enable users to browse for content on supporting apps like Netflix and YouTube on their mobile device, then just click to seamlessly play content on the TV.

Inscape Data Services

Inscape data services are powered by our automatic content recognition, or ACR, technology, which leverages VIZIO’s base of VCUs to collect viewing behavior data about most content displayed on our Smart TVs. Our Inscape data services have the ability to collect viewing behavior from any content displayed on the screens of our Smart TVs. We currently collect viewing behavior on most content that connects to our Smart TVs via external input. However, we have not yet begun to collect viewing behavior streamed through VIZIO Internet Apps Plus or on Smart TVs located outside the United States, as we are in the process of assessing the expectations and requirements of consumers, vendors, providers, suppliers and regulators with respect to streaming media and outside of the United States.

Inscape metrics can be used to enhance consumers’ experience and provide significant value by delivering proprietary insights into content consumption, which in turn may be used real-time by Inscape customers to deliver to consumers a wide array of advanced entertainment experiences, from interactive to relevant promotions and advertising, to opportunities to browse and buy content, goods and services. Advertisers and media content providers also will be able to glean specific insights that may enable them to make better-informed decisions regarding content production, programming and advertising. To date, we have entered into data licensing agreements with several analytics service providers and are in discussions with additional potential licensees of our data.

Inscape data services’ ability to collect and measure viewing behavior data from content displayed on our entertainment products positions us at the center of the connected entertainment ecosystem. Our Smart TVs currently collect viewing data behavior from all media sources that connect via external input to our Smart TVs (e.g., set top boxes, digital video recorders, streaming media players, blu-ray and DVD players and gaming consoles), which generates a richer data set than can be obtained from any single media source. We can deliver this richer data set to advertisers and media content providers, who in turn can deliver more relevant, personalized content for viewers, enhancing the consumer entertainment experience.

Our consumers can disable the Inscape data collection feature of our Smart TVs through the television settings menu. Turning off this feature will not affect the performance of our televisions in any other aspect and the televisions can continue to connect to the internet and utilize the other features of the television, including VIZIO Internet Apps Plus. In addition to the data collected through ACR technology applied to the content displayed on our Smart TVs, Inscape also utilizes data relating to hardware specifications and settings that is collected from the TV system software or HDMI data inputs. However, Inscape does not record or collect information or data through any other mechanisms and does not use any cameras or audio recording devices.

Examples of some of the data we collect include the identity of the television programs and commercials viewed on a television, the time, date and channel on which they were viewed, and whether the programs and commercials were viewed live or at a later time. We store this Inscape data in third party data warehouses in non-identifying form, meaning viewing data is not associated or correlated with an individual’s name or other identifying information. The data is typically aggregated using various categories before being licensed to advertisers and media content providers.

Awards and Accolades

We have received numerous top-rated product recommendations from highly regarded industry publications such as CNET.com, PCMag.com, PC World and Popular Mechanics. In recent years, we have received a number of industry awards including:

E-Series Televisions:

•	In 2014, we received the Top Pick award from Sound & Vision magazine for our E-Series TVs.

•	In 2014, we were named Reviewed.com’s Best Television Under $500 and Best Mid-range LCD TV for our E-Series TVs.

M-Series Televisions:

•	In 2014, we received the Top Pick award from Sound & Vision magazine for our M-Series TVs.

•	We were named one of CNET’s Best Tech Products of 2014 for our M-Series products.

P-Series Televisions:

•	Wired named the P-Series the Best of CES.

•	TheVerge named the P-Series as Best TV—CES 2014.

•	In 2014, Reviewed.com named the P-Series as Best Value 4K Television.

Reference Series Televisions:

•	At CES 2014, Reviewed.com named the Reference Series as their Editors’ Choice.

•	IGN named the Reference Series as their Best of CES 2014.

Audio Products:

•	At CES 2013, CNET.com named the 42” 5.1 Sound Bar System their Best of CES Audio Product.

•	Sound & Vision named the VIZIO 42” 2.1 and 5.1 Sound Bar Systems Top Picks of the Year in 2014.

In addition, VIZIO’s customer service, which is entirely U.S.-based, is consistently recognized for excellence. We were awarded 2014 Gold, Silver and Bronze Stevie Awards for Sales & Customer Service, have received 40 awards for customer service over four years, and were ranked by J.D. Power as “Highest in Customer Satisfaction with HDTVs” in 2012 and “Highest in Customer Satisfaction with HDTVs Less Than 50 Inches in a Tie” in 2013.

Our Privacy Practices

We maintain privacy policies on our website and direct consumers to these policies on our Smart TVs. These policies disclose to consumers how we collect, use and share information collected from or about them personally or their VIZIO devices. We make diligent efforts to ensure these policies are accurate, comprehensive, and fully implemented, consistent with Federal Trade Commission and other regulatory guidance or requirements. We also make diligent efforts to keep our policies updated as our privacy practices may change, and to promptly notify consumers of any such changes to our privacy practices. We currently collect personal information, which we define as data that can be used to identify or contact a single natural person, including name and contact information (such as email address or street address), from consumers who provide this data directly to VIZIO, as they interact with us, for example to register our products for warranty purposes, seek customer service, or participate in promotions such as sweepstakes. We store, process, and use this personal information for internal purposes, such as marketing and research and development, and we also may make it available to third parties for limited purposes, such as warranty service providers. We collect payment details as needed to process purchases or other customer transactions. We also collect non-personal information, which we define as data that does not in and of itself permit direct association with any specific person. Examples include unique device identifiers associated with our Smart TVs, the IP addresses associated with a Smart TV, the zip code associated with the IP address, and attributes of content displayed on our Smart TVs which are matched against a database of content drawn from studios, networks and other content providers. This information does not include name or contact information. We collect this non-personal information principally through our Smart TVs, and we may share this passively collected non-personal information with advertisers and other third parties. Our Smart TVs collect this non-personal information by default, but consumers have the means to opt out of (disable) this tracking through the Smart TV user settings. Disabling the collection of this non-personal information does not otherwise affect the performance of the Smart TV or any online services.

Marketing

We expect that our reputation for premium and innovative products will continue to play a significant role in our growth and success, and that the high customer satisfaction of our consumers will continue to fuel word of mouth referrals of our brand to new customers. Since our founding in 2002, VIZIO has built a highly recognizable brand in the United States, with seven out of ten respondents recognizing VIZIO, and eight out of ten VIZIO owners recommending VIZIO to their friends and family, according to a 2015 survey commissioned by us and conducted by survey solution company Toluna.

In addition, we expect to continue our investment in advertising and marketing programs that further build brand awareness, drive deeper brand engagement and foster long-term brand loyalty. Our marketing programs focus on engaging the wide spectrum of consumers from first-time shoppers to premium home theater enthusiasts, and leverage traditional advertising, high-impact sponsorships, and public relations, as well as more innovative digital marketing, social media, and retail marketing strategies that drive consideration and purchase.

Brand Marketing

We focus on maximizing the efficiency and reach of our marketing spending by investment in programs that not only have mass market reach but also fuel active engagement with the brand. Early on, we employed the use of full-color packaging that served as high-impact advertising in wholesale and retail channels, accelerating initial consumer awareness and education about our products with minimal additional cost.

Today, our focused approach continues, with our advertising strategy targeting high-reach cultural and sporting events that feature premium content, such as our sponsorship of the 2011-2014 Rose Bowl Games, 2014 VIZIO BCS National Championship Game and the 2015 VIZIO Fiesta Bowl, coupled with omni-channel marketing campaigns to drive media impressions into digital and offline engagement with the brand. In addition, we have sponsored television shows such as ESPN’s SportsCenter, the NFL Network’s Total Access, and The Tonight Show Starring Jimmy Fallon where we believe we can reach a target audience that appreciates the core value proposition of our products.

Digital Marketing

In addition to paid media, we have developed innovative digital marketing programs to leverage shared, earned and owned media to efficiently drive brand engagement and consideration. In 2013, we launched Fandemonium, an online social community that recognizes and rewards fans for their engagement with the VIZIO brand, its entertainment partners, such as Netflix, Hulu Plus, YouTube, and Pandora and its retail partners like Best Buy and Wal-Mart. Fandemonium also leverages partnerships with brand ambassadors to fuel discovery and engagement with their fan bases. Our recent success with Fandemonium represents our focus on using highly efficient omni-channel campaigns that can convert paid media impressions into engagement through earned, owned and shared media that drive longer-term brand loyalty.

As our products tend to be highly researched purchases, we have invested in building robust digital marketing programs to help drive shoppers along the consumer journey, with resources such as educational websites and product videos to explain new technologies like UHD and home theater audio quality, editorial content promoted through native advertising, and innovative tools like VIZIO Showroom, an augmented reality app that lets shoppers visualize their new VIZIO TV in their home before they purchase. With VIZIO Showroom, shoppers have the ability to select and compare various sizes and models of VIZIO TVs, see the item in three-dimensional space to help identify the best screen size for their space, share photos of their desired VIZIO TV on social media and learn more or shop for the product on VIZIO.com.

Retail Marketing

Our in-store merchandising strategy focuses on engaging consumers with premium point of purchase displays that showcase the picture and audio quality of our products, explain the benefits of VIZIO’s technologies and features, and help streamline the final purchase decision with simple, consistent messaging across all communication points at point of sale, including packaging, fact tags, and other item level signage. Our merchandising programs are designed to target the key demographics of the shoppers in each channel and are optimized for effective deployment and compliance with each retailer’s operations, from mass market to warehouse club to premium electronics retail environments.

Distribution and Sales

While we sell to large and small retailers across the United States, Canada and Mexico, and directly to consumers through our e-commerce channel, we have historically focused on the large scale distribution channels to drive the most efficient economies of scale and accelerate our market share in a relatively short period of time. This proved to be a highly successful strategy as we have rapidly achieved a leading market share position. This approach enabled us to keep our fixed costs low and grow revenue rapidly with low headcount. The VIZIO brand is carried in major retailers across the United States, occupying approximately 182,000 shelf spaces as of September 30, 2015. We believe that our retailer partners make up a significant portion of the total U.S. consumer electronics market. According to Gap Intelligence, as of September 30, 2015, VIZIO held the #1 or #2 HDTV shelf share at many major consumer electronics retailers such as Wal-Mart, Costco, Sam’s Club and Target. We plan to continue to expand our product offerings to capture a higher share of shelf space at existing and new retail customers.

Warehouse Clubs and Mass Market Retailers

Our distribution strategy was initially focused on large wholesale and discount warehouse clubs such as Sam’s Club and Costco. By selling through this channel, we were able to drive sales and brand awareness with a highly efficient operating model. In addition, we initially faced less competition in this channel as larger, more established consumer electronics manufacturers preferred selling products at traditional big box retailers. We believe that our initial focus on the warehouse and discount club channel offered a unique value proposition to consumers. Building upon our success in the warehouse club channel, in 2007 we began to sell to mass market retailers with a national presence, representing a majority of the U.S. television market in 2014. These retailers include Best Buy, Target and Wal-Mart. We support these retailers with a dedicated and experienced sales management team enabling us to build strong relationships with these retailers. These retailers generally carry a broad assortment of our products targeting their particular customers.

For the years ended December 31, 2012, 2013, and 2014, we generated 85%, 84% and 80% of our net sales from four major customers. For the nine month periods ended September 30, 2014 and 2015, we generated 84% and 85% of our net sales from four major customers. Costco, Sam’s Club and Wal-Mart each accounted for more than 10% of net sales in each of the periods noted, and Best Buy also accounted for more than 10% of net sales in each period beginning in 2013. For the year ended December 31, 2014, Wal-Mart and Sam’s Club comprised 40% and 12% of our net sales, respectively. Wal-Mart, Sam’s Club and several other entities purchasing from us are affiliates under common control, and collectively they comprised 54% of our net sales for the year ended December 31, 2014. However, throughout our history and presently, we have dealt with separate purchasing departments at Wal-Mart and Sam’s Club, and have at times sold products to Sam’s Club without selling products to Wal-Mart.

Regional Retailers

We continue to build our relationships with distributors to expand into new channels, such as regional independent retailers, which are chains that generally sell in only a particular region of the United States. We believe that they provide an attractive growth opportunity for our business with retail models that can drive additional sales for our premium product lines.

Online Retailers

We offer our products online through large online retailers, which represented a smaller portion of the U.S. television market in 2014, such as Walmart.com and Amazon.com. We also sell our products directly to consumers through our online store at www.VIZIO.com, which we believe offers a best-in-class online shopping experience and is a key resource of timely and direct consumer feedback. We advertise our website to consumers through highly efficient traffic drivers such as search and shopping engines as well through awareness marketing programs such as sponsored events.

Consumer Experience and Support

We believe that one of our key differentiators is our focus on the consumer experience. Our motto, Beautifully Simple, reflects our goal of creating intuitive user experiences that solve for the most relevant pain points experienced by consumers. We leverage feedback from our award-winning, U.S.-based customer call center in the Midwest to improve our design in both performance and simplicity with each product design cycle. We believe that our focus on simplifying the initial consumer experience minimizes the need for backend support.

To maintain control over the quality of service, our customer service operations are domestically based. We outsource call center support to two service providers based in the United States only in situations where inbound calls exceed our capacity, especially during peak season demand on Black Friday and during the holidays. We spend a significant amount of time vetting these providers with the goal that they provide the same high quality of service our customers have come to expect. During periods of normal activity, our customer support personnel are responsible for handling general customer inquiries, answering customer questions about products and solving technical issues customers may have. Our customer service representatives also report the feedback that they gain from customers to our product development team on a monthly basis, so that we can continuously improve our products’ design and ease of use, installation and usability. We train and empower our customer support staff to solve issues and remedy situations in a timely manner, increasing customer satisfaction. We have received numerous industry awards including 2014 Gold, Silver and Bronze Stevie Awards for Sales & Customer Service.

Manufacturing and Operations

While all of our products are designed in California, we currently outsource manufacturing to a diversified base of manufacturers including Hon Hai Precision Industry Co., Ltd. (Foxconn), Wistron, TPV and AmTRAN, which purchase components and assemble our televisions and other entertainment products in facilities in China and Mexico. Although we do not have any long-term purchase contracts, we have executed product supply agreements with these manufacturers, which provide indemnification for intellectual property infringement, agreed upon price concessions, product quality requirements and vendor managed inventory expectations. We are not vertically integrated, which provides us with flexibility and an ability to adapt to market changes, product supply and pricing while keeping our fixed costs low. Our strategic relationships with our manufacturers are critical to new product introduction and the success of our business. We have strong relationships with our manufacturers, helping us meet our supply and support requirements.

We focus on driving alignment of our product roadmaps with our manufacturers and determining what we can do collectively to reduce costs across the supply chain. We establish strong relationships with multiple manufacturers for each of our finished products. Our operations team based in the United States and China coordinate with our manufacturers’ engineering, manufacturing and quality control personnel to develop the requisite manufacturing processes, quality checks and testing and general oversight of the manufacturing activities. We believe this model has enabled us to effectively and efficiently deliver high quality and innovative products while enabling us to minimize costs and manage inventory risk.

Research and Development

We are passionate about designing cutting-edge products that drive consumer demand and enhance our brand. We believe that our future success depends, in part, upon our ability to continue to develop innovative new products, enhancements to our existing products, and enhanced functionality and ease of use. We will continue to employ a consumer focused design approach by providing innovative products that respond to, anticipate and even drive consumer desires for enhanced picture quality, audio quality, functionality, design and ease of use.

Our strong relationships with our manufacturers give us access to a significant pool of research and development resources with the common goal of developing quality products that are accessible to consumers. Although we design our products in-house, we outsource the majority of our research and development as well as leverage the resources of our suppliers’ research and development functions in the development of new product introductions.

We carefully design our products to be aesthetically pleasing, with a focus on premium picture quality and an intuitive user experience. Our products include next generation technology, such as full-array LED backlighting, which enhances the viewing experience.

Logistics and Fulfillment

The parts for our products are procured directly by our manufacturers. We utilize our business planning team to obtain competitive pricing on certain components, and we leverage our manufacturers’ volume purchases for best pricing on common parts. Televisions, sound bars and accessories are typically manufactured and packaged for retail sale and shipped via ocean freighter from our manufacturers in China and by trucks from our manufacturers in Mexico to logistics hubs. Our business planning team also coordinates with our manufacturers to ensure the shipment of our products from the manufacturer to these logistics hubs meets customer needs. We typically take ownership of the products directly from these logistics hubs, and our logistics team manages this process as we deliver the products to our customers. We utilize a vendor-managed inventory strategy that allows us to reduce costs across the entire supply chain and improve inventory flexibility.

Competition

We believe the principal competitive factors impacting the market for our products are brand, price, features, quality, design, customer service, time-to-market and availability. We believe that we compete favorably in these areas. The consumer electronics market in which we operate is highly competitive and includes large, well-established companies. We face competition from large consumer electronics brands such as Samsung, Sony, LG, Sharp, Toshiba, Panasonic and Funai. Many of our competitors have greater financial, distribution, marketing and other resources, longer operating histories, better brand recognition and greater economies of scale. In addition, these competitors have long-term relationships with many of our retail customers.

We believe the principal competitive factors impacting the market for our Inscape data services are the quality and accuracy of our data, the timeliness of our data, and the amount and level of detailed information and insight that we can provide. We believe that we compete favorably in these areas. The market for viewing behavior data and analysis is highly competitive and includes well-established companies such as A.C. Nielsen and Rentrak. Many of Inscape’s competitors have greater financial, marketing and other resources, longer operating histories, better brand recognition among advertisers and media content providers, and greater economies of scale. In addition, these competitors have long-term relationships with many advertisers and media content providers.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We rely upon a combination of patent, trade secret, and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights.

We own and utilize the trade name “VIZIO” and the VIZIO logo and trademark on all of our products. We believe that having distinctive marks that are registered and readily identifiable is an important factor in identifying our brand. We own 609 active trademark applications and registrations throughout the world, with 46 pending and registered trademarks in the United States.

To remain competitive and generate additional revenue, we have purchased portfolios of patents to be used defensively in current and potential lawsuits, as well as offensively to actively secure royalties from licensees. As of September 30, 2015, we owned 139 issued patents in the United States, Canada and Taiwan and had over 57 pending patent applications in the United States, Brazil, Canada, Chile, China, the European Union and Mexico. However, we cannot be certain that our patent applications will be issued or that any issued patents will continue to provide us with any competitive advantage or will not be challenged by third parties. Our issued U.S. patents will expire between 2015 and 2034.

We often rely on licenses of intellectual property for use in our business. See “Risk Factors—Risks Relating to Our Industry and Business” for more information.

Historically, we have been contractually indemnified and reimbursed by our manufacturers for most intellectual property royalty obligations and commitments. We receive such funding from the manufacturers either through direct reimbursement from or payment of net purchase price. We cannot guarantee that we will be able to obtain such licenses or indemnities on favorable terms or at all.

In addition to the foregoing protections, we generally control access to, and use of our proprietary and other confidential information, through the use of internal and external controls, including contractual protections with employees, manufacturers, distributors and others. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies.

Employees

As of September 30, 2015, we had approximately 444 full-time, U.S.-based employees. During the holiday season, we have historically added temporary workers to augment our full-time work force. None of our employees are currently covered by a collective bargaining agreement. We consider our relationship with our employees to be excellent and have never experienced a labor-related work stoppage.

Facilities

We (or our affiliates) currently operate the following principal facilities:

Description of Use	City and State	Approximate Square Footage	Lease Expiration
Corporate Offices	Irvine, CA	27,300	January 31, 2017
Corporate Offices	Irvine, CA	33,600	Owned
Warehouse and Offices	Irvine, CA	10,000	May 31, 2018
Customer Service Center	Dakota Dunes, SD	27,626	October 31, 2017
Regional Sales Office	Bloomington, MN	2,036	November 30, 2017
Regional Sales Office	Bentonville, AR	2,730	September 30, 2016
Corporate Offices	Seattle, WA	4,625	September 30, 2018
Corporate Offices	San Francisco, CA	3,978	February 28, 2019
Regional Sales Office	Mexico City, Mexico	293	December 31, 2015

Our corporate headquarters are located in Irvine, California. We own one building located at 35 Tesla. We lease an additional office building located at 39 Tesla, from an entity which is principally owned by two of our employees, our Chief Executive Officer and a related party stockholder. We also hold a minority interest in this entity, which is recorded as a cost basis investment. See “Related Party Transactions—Lease of Headquarter Premises” for further discussion. The operating lease for 39 Tesla may be renewed for two five-year terms following the expiration date. We also lease a building at 43 Tesla that includes office and warehouse space. The lease for 43 Tesla may be renewed for two three-year terms following the expiration date. The Seattle, Washington premises lease is renewable for one additional three-year term following the expiration date. Additionally, the lease provides that we can lease additional space at this facility. The San Francisco premises lease is renewable for one additional three-year term following the expiration date. The Mexico City, Mexico, premises lease automatically renews for six-month terms following the initial six-month term, unless terminated. We also utilize third-party logistics and distribution centers located in City of Industry, California, Grand Prairie, Texas and Elwood, Illinois. We periodically evaluate our facility requirements as necessary and believe our existing and planned facilities will be sufficient for our needs for at least the next twelve months.

Legal Proceedings

We are currently and in the future may continue to be subject to litigation, claims and assertions incidental to our business, including patent infringement litigation and product liability claims, as well as other litigation of a non-material nature in the ordinary course of business. We believe that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on our business, financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of September 30, 2015:

Name	Age	Position
William Wang	51	Chairman of the Board and Chief Executive Officer
Ben Wong	54	President and Chief Operating Officer
Kurtis Binder	45	Chief Financial Officer
Matthew McRae	41	Chief Technology Officer
LaLaynia (“Laynie”) Newsome	42	Chief Sales Officer
Jeffrey Schindler	53	Chief Procurement Officer
Robert Brinkman	51	Chief Administrative Officer
Mark Nelson	42	Vice President Finance
Jerry Huang	43	Vice President and General Counsel
Kimberly Alexy(1)(3)	45	Director
Shiou Chuang Huang	64	Director
David S. Lee(1)(3)	78	Director
Matthew Massengill(2)	54	Director
David Russell(1)(2)(3)	51	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

William Wang co-founded VIZIO and has served as our Chairman of the Board and Chief Executive Officer since our founding in 2002. Mr. Wang also served as our Chief Technology Officer from 2002 to March 2010. Prior to founding VIZIO, Mr. Wang was the founder, President and Chief Executive Officer of a distributor of computer monitors called PGS OEM, Inc. PGS OEM began winding down its operations in 1998 and liquidated in Chapter 7 bankruptcy in 2005. Mr. Wang holds a Bachelor of Science in Electrical Engineering from the University of Southern California, or USC. Mr. Wang is our principal stockholder. Mr. Wang was selected to serve on our board of directors due to the perspective and experience he brings as one of our founders and as one of our largest stockholders, as well as his extensive experience within the television manufacturing industry.

Ben Wong has served as our President and Chief Operating Officer since April 2010. From April 2005 to May 2006, Mr. Wong served as our Chief Financial Officer and Chief Operating Officer. Prior to returning to VIZIO in April 2010, Mr. Wong was the President of Fugoo Corporation, an Internet appliance company, from December 2009 to April 2010. From January 2008 to November 2009, Mr. Wong was the Executive Vice President of AmTRAN Technologies Co. Ltd., a manufacturer of televisions and displays and one of our largest stockholders, where he was responsible for the global oversight and management of supplier and customer relationships. In addition, from August 2008 to November 2009, Mr. Wong served as the Chief Executive Officer of Suzhou Raken Technology, Ltd., a television manufacturer, which is a joint venture of AmTRAN and LG Display Co., LTD. Previously Mr. Wong served as President of Packard Bell B.V., a computer company in France, from June 2006 to July 2007. In 2002, Mr. Wong consented to the issuance of an SEC order providing that he cease and desist from committing or causing violations of certain federal securities laws and related SEC regulations. The order related to actions taken from 1996 to 1998, and Mr. Wong neither admitted nor denied the findings in the order. The order did not impose any monetary penalties on Mr. Wong and did not bar him from serving as an officer or director of a public company. Mr. Wong holds a Bachelor of Science in Accounting from California State University, Los Angeles.

Kurtis Binder has served as our Chief Financial Officer since April 2012 and previously was our Vice President—Controller from April 2010 to April 2012. Prior to joining VIZIO, Mr. Binder was the Chief Accounting Officer for Applied Medical Resources, Inc., a medical device company, from December 2009 to

March 2010 providing oversight and financial management to a multi-million dollar private company with global operations in the medical device industry. From September 2009 to December 2009, he was an independent consultant for an accounting and consulting firm. Additionally, from October 1997 to July 2009, Mr. Binder was employed in the assurance practice of Ernst & Young LLP, and served as our audit partner from December 2006 to April 2009. He holds a Bachelor of Business Administration in Accounting and a Master of Business Administration in Finance, both from Loyola University Maryland. Mr. Binder is a certified public accountant.

Matthew McRae has served as our Chief Technology Officer since March 2010 and prior to that served as our Vice President and General Manager, Advanced Products Group, from August 2008 to March 2010. Prior to joining VIZIO, from July 2007 to August 2008, Mr. McRae served as Vice President of Marketing and Business Development of Fabrik (now part of HGST, Inc.), a provider of data storage and next generation web services, and prior to that, from 2001 to June 2007, was the Senior Director, Worldwide Business Development at Cisco Systems Inc., a leader in networking services. Mr. McRae has served on the board of Dedicated Hosting Services, Inc., (d/b/a Streaming Media Hosting), a content delivery network company, since 2014, and on the board of the UC Irvine Institute for Innovation since June 2015. He previously served on the board of the Leatherby Center for Entrepreneurship and Business Ethics at the Business School of Chapman University from 2012 to 2015. Mr. McRae holds a Bachelor of Science in Economics from the Wharton School at the University of Pennsylvania and a Bachelor of Science in Computer Engineering from the University of Pennsylvania.

LaLaynia (“Laynie”) Newsome co-founded VIZIO and has served as our Chief Sales Officer since 2013 and previously served as Vice President, Sales, from our founding in 2002 through March 2010, and as Chief Sales Officer from March 2010 to July 2010. Prior to joining VIZIO, Ms. Newsome served as OEM Sales Manager for Princeton Graphic Systems from February 2000 to October 2002. Ms. Newsome also previously served as OEM Sales Manager for MAG Innovision from August 1991 to January 2000.

Jeffrey Schindler has served as our Chief Procurement Officer since January 2010, previously was Vice President of Business Planning from January 2006 to January 2010 and joined VIZIO in February 2005 as our Director of New Technology. Prior to joining VIZIO, Mr. Schindler served as Senior Director—Product Strategy and Planning of Gateway, Inc., a manufacturer of computers. Mr. Schindler has also held various positions at Zenith Data Systems from 1986 to fall 1996. Mr. Schindler holds a Bachelor of Science in Computer Engineering from Western Michigan University and is the holder of 25 U.S. patents.

Robert Brinkman has served as our Chief Administrative Officer since April 2010 and was previously the Vice President of Operations and Administration since September 2007. Prior to joining VIZIO, from 2003 to March 2007, Mr. Brinkman served in various roles at Princeton Digital (USA) Corp., or Princeton Digital, including as a member of the Board of Directors from May 2006 to March 2007, and as Executive Vice President & General Manager from September 2003 to April 2006 and President from May 2006 to March 2007. Mr. Brinkman continued as an independent consultant with Princeton Digital until September 2007. Prior to joining Princeton Digital, Mr. Brinkman served as the Executive Vice President, Operations, of MicroWarehouse, Inc. from 2002 to July 2003 and also as the President of Micro Warehouse of Ohio, Inc. Logistics. Mr. Brinkman was Senior Vice President with Insight Enterprises (NASDAQ: NSIT) from 1991—2002. Mr. Brinkman holds a Bachelor of Science in Mathematical Science—Computer Mathematics, cum laude from Northern Arizona University and a Master of Arts, Organizational Leadership, Highest Honors from Biola University.

Mark Nelson has served as our Vice President Finance since September 2015 and was previously the Vice President Finance and Corporate Controller from April 2012 to September 2015 and our Vice President Finance from April 2008 to April 2012. Prior to joining VIZIO, Mr. Nelson was Vice President of Finance at Aspen Education Group Inc., an education service provider, where he was in charge of mergers and acquisitions, capital planning and financial planning. In 2006, Mr. Nelson led the sale of Aspen to a private equity funded company. Prior to that, Mr. Nelson worked in the investment banking industry as an associate in the mergers and acquisitions department of Credit Suisse First Boston LLC, and prior to that, was an auditor for Deloitte LLP. Mr. Nelson holds a Bachelor of Arts degree in Business Economics from the University of California Santa

Barbara and a Master of Business Administration with Honors from the University of Chicago Graduate School of Business. Mr. Nelson is a certified public accountant.

Jerry Huang has served as our Vice President and General Counsel since March 2015, previously was Vice President of Legal Affairs from 2011 to 2015, and prior to that, was Director of Legal Affairs. Prior to joining VIZIO in 2009, Mr. Huang was chief legal counsel for Apex Digital, Inc. Before Apex, Mr. Huang served as the in-house counsel for the North American operations of Foxconn/Hon Hai Group supporting PC, cables and connectors divisions. Hon Hai is an affiliate of Q-Run Holdings Ltd., one of our stockholders. Mr. Huang earned his Bachelor of Arts from UCLA with a double major in Economics/International and East Asian Studies and a specialization program minor in Computing. He received his Juris Doctor degree from Southwestern Law School under the two-year accelerated SCALE Program. He started his legal career as an associate in the complex commercial litigation group at Lewis, Brisbois, Bisgaard & Smith LLP in Los Angeles.

Kimberly Alexy has served as a member of our Board since September 2015. Ms. Alexy has served as the Principal of Alexy Capital Management, a private investment management firm that she founded, since June 2005. Ms. Alexy has served on the board of directors of CalAmp Corp. since May 2008 the board of directors of Five9, Inc. since October 2013 and the board of FireEye since January 2015. She previously served on the board of directors of SMART Modular Technologies (WWH), Inc. from September 2009 to August 2011, the board of directors of SouthWest Water Company from August 2009 to September 2010, the board of directors of Dot Hill Systems Corp. from December 2005 to May 2010, and the board of directors of Maxtor Corporation from June 2005 to May 2006. She has served as both committee chair and member of audit, compensation, nominating and governance and a series of various special Committees during her board service. From 2012 to 2014, Ms. Alexy served as an Adjunct Lecturer at San Diego State University in the Graduate School of Business. From 1998 to 2003, she served as Senior Vice President and Managing Director of Equity Research for Prudential Securities, where she served as principal technology hardware analyst for the firm. Prior to joining Prudential, Ms. Alexy served as Vice President of Equity Research at Lehman Brothers, where she covered the computer hardware sector, and Assistant Vice President of Corporate Finance at Wachovia Bank. Ms. Alexy is a Chartered Financial Analyst (CFA), and holds a B.A. from Emory University and an M.B.A. with a concentration in Finance and Accounting from the College of William and Mary. We believe that Ms. Alexy’s experience in the technology industry, significant experience serving on boards of directors and financial knowledge and experience well qualify her to serve on our Board.

Shiou Chuang Huang has served as a member of our Board since 2004. From 1990 through July 2008, Mr. Huang was Corporate Vice President at Hon Hai Precision Ltd. Co. and, during that time, from July 2004 to July 2009, Mr. Huang served as Vice Chairman to InnoLux Corporation. InnoLux is an affiliated company of Hon Hai. Hon Hai is an affiliate of Q-Run Holdings Ltd., one of our stockholders. Mr. Huang holds a Bachelor of Science from Tatung University in Taipei, Taiwan. We believe that Mr. Huang’s significant experience in the consumer electronics industry well qualifies him to serve on our Board.

David S. Lee has served as a member of our Board since June 2010. Mr. Lee has over 40 years of experience in the telecommunication and computer industries. Mr. Lee is currently the Chairman of the Board for Symbio and Cortelco Inc. Mr. Lee was a member of the President’s Council on the 21st Century Workforce, appointed by President George H.W. Bush. Mr. Lee is a director of Linear Technology Corporation, Daily Wellness Co., FutureDial Inc, and Huatek. He is also an Honorary President of Asian Cultural Teachings. Mr. Lee was also an advisor to Presidents Bush and Clinton through his service on the Advisory Committee on Trade Policy and Negotiation (Office of the U.S. Trade Representative / Executive Office of the President) for two terms and additionally to Governor Pete Wilson through his service for the California Economic Development Corporation. He is also Regent Emeritus for the University of California, where he was Chair of the Investments Committee. Mr. Lee served as a senior advisor to Silver Lake Partners from June 2007 through June 2015 and has been a member of Silver Lake Partners since July 2015. Mr. Lee co-founded Qume Corporation in 1973 and served as Executive Vice President until it was acquired by ITT Corporation in 1978. After the acquisition, Mr. Lee held the positions of Executive Vice President of ITT Qume until 1981, and President through 1983. From 1983 to 1985, he served as a Vice President of ITT Corporation and as Group Executive and Chairman of its Business Information Systems Group. In 1985, he became President and

Chairman of Data Technology Corporation and in 1988, Data Technology Corporation bought ITT Qume and merged both companies. Through Mr. Lee’s extensive business dealings both in the United States and overseas, he has cultivated many strong business ties in Asia, especially China. Born in China, Mr. Lee holds an Honorary Doctorate of Engineering and Bachelor of Science in Mechanical Engineering from Montana State University and a Master of Science in Mechanical Engineering from North Dakota State University. We believe that Mr. Lee’s vast experience in the consumer electronics industry well qualifies him to serve on our Board.

Matthew Massengill has served as a member of our Board since June 2010. Mr. Massengill joined Western Digital Corporation, a manufacturer of computer hard disk drives, in 1985 and served in various executive capacities through January 2007, including as Chief Executive Officer from January 2000 until October 2005 and Chairman of the Board from November 2001 until March 2007. Mr. Massengill is currently a director of Western Digital, and is also a director of Microsemi Corporation, a manufacturer of semiconductors. Mr. Massengill also serves as a director and as Chairman of the Board for GT Advanced Technologies, Inc., an equipment and advanced materials company for the solar alternative market. From 2008 to 2011, Mr. Massengill also served as a director of Conexant Systems, Inc., a manufacturer of semiconductors. Mr. Massengill holds a Bachelor of Science in Engineering from Purdue University. We believe that Mr. Massengill’s experience in the consumer electronics industry and significant experience serving on boards of directors well qualify him to serve on our Board.

David Russell has served as a member of our Board since July 2007. Mr. Russell is the Executive Chairman and CEO of Puro Sound Labs, a consumer audio company that focuses on Healthy Hearing consumer audio products. Previously, Mr. Russell served from 2005 to 2014 as Executive Vice President of Avalon Capital Group, Inc., a private investment company. He also serves as a board member and vice chairman for the Waitt Foundation & Waitt Institute. Mr. Russell worked at Gateway, Inc. from 1988 until 2005 in a variety of positions, including Director of Procurement, Senior Vice President of Procurement, Senior Vice President—Supply Chain, and General Manager of Digital Television. Mr. Russell joined Gateway’s Board of Directors in February 2007, leaving when the company was sold. Since 2006, Mr. Russell has also served on the board of privately-held Amazingmail.com, Inc., a web-based direct marketing company in Scottsdale, Arizona. We believe that Mr. Russell’s experience in the consumer electronics industry and his service on other boards of directors well qualifies him to serve on our Board.

There are no familial relationships among any of our executive officers listed above or our directors.

Board Composition

Our bylaws provide that our Board of Directors shall consist of between one and seven members, with the exact number of directors to be determined by vote of our Board and currently set at six members. Prior to June 2010, our Board consisted of three members: Messrs. Wang, Russell and Huang. In June of 2010, our Board appointed Messrs. Lee and Massengill to our Board. In September 2015, our Board appointed Ms. Alexy to our Board. Upon the completion of this offering, we expect at least one additional member to be appointed to our Board.

Our Board has determined that upon completion of this offering, Ms. Alexy and Messrs. Huang, Lee, Massengill and Russell will be independent directors. In making this determination, our Board applied the standards set forth in Rule 5605(a)(2) of the NASDAQ listing standards and in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In evaluating the independence of Ms. Alexy and Messrs. Huang, Lee, Massengill and Russell, our Board considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. The Board also considered all other relevant facts and circumstances known to it in making this independence determination. In addition, Ms. Alexy and Messrs. Huang, Lee, Massengill and Russell are non-employee directors, as defined in Rule 16b-3 of the Exchange Act.

Although there is no specific policy regarding diversity in identifying director nominees, both the Nominating and Corporate Governance Committee and the Board seek the talents and backgrounds that would be most helpful to the Company in selecting director nominees. In particular, the Nominating and Corporate Governance Committee, when recommending director candidates to the full Board for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of Board members that represents a diversity of background and experience.

Board Leadership Structure

Mr. Wang serves as both our Principal Executive Officer and Chairman of the Board. In addition, our Board does not have a lead independent director. Our Board believes that Mr. Wang’s service as both Chairman of the Board and Chief Executive Officer is in the best interest of the Company and its stockholders. Mr. Wang possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its businesses and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. Specifically, his combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s stockholders, employees, customers and manufacturers.

Furthermore, the current leadership structure has been in place since our inception. While the Board may change in the future under appropriate circumstances (in connection with a management succession, for example), the Board does not at present believe that splitting the roles of Chairman and Chief Executive Officer in the present circumstances would result in any improvement in company performance. The Board believes that the current arrangement, which includes having a majority of independent directors on our Board, also provides for adequate independent oversight of the Company.

Board Oversight of Risk

Although management is responsible for the day-to-day management of the risks our company faces, our Board of Directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The Board regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of the Board of Directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our Board.

In addition, we expect that our three Board committees will assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee will coordinate the Board of Directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines, and management will regularly report to the Audit Committee on these areas. The Compensation Committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The Nominating and Corporate Governance Committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. When any of the committees receives a report related to material risk oversight, the Chairman of the relevant committee will report on the discussion to the full Board of Directors.

Code of Business Conduct and Ethics

We anticipate adopting a code of business conduct and ethics, effective upon the completion of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the completion of this offering, the code of business conduct and ethics will be available on our website at www.VIZIO.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Controlled Company Exception

After giving effect to this offering, Mr. Wang will continue to control a majority of the voting power of our outstanding common stock. As a result, under our amended and restated certificate of incorporation, Mr. Wang will be able to nominate a majority of the total number of directors comprising our Board of Directors and we will remain a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under the NASDAQ corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We intend to utilize certain of these exemptions. As a result, we will not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors upon completion of this offering. Also, these committees may not be subject to annual performance evaluations. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the NASDAQ corporate governance rules.

Board Committees

In connection with this offering, we anticipate that our Board will establish the following committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The anticipated composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

We expect that our Audit Committee will consist of Ms. Alexy, Mr. Lee and Mr. Russell, with Ms. Alexy serving as its Chair. Our Board had determined that Ms. Alexy is an “audit committee financial expert” as defined under the applicable rules of the SEC implementing Section 407 of the SOX Act and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. All of the anticipated members of our audit committee are independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ. We anticipate the functions of this committee will include:

•	reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	evaluating these matters with our independent auditors and with internal financial personnel;

•	reviewing and approving all related-party transactions;

•	pre-approving audit and non-audit services to be rendered by our independent auditors;

•	reviewing, pre-approving and evaluating the engagement and retention of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	reviewing our financial statements and periodic reports and discussing the statements and reports with our independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, financial controls and auditing matters;

•	reviewing and discussing with management our policies with respect to risk assessment and risk management and any significant financial risk exposures and the actions management has taken to mitigate such exposures;

•	preparing the audit committee report required by SEC regulations;

•	performing an annual self-evaluation; and

•	overseeing compliance with our code of business conduct and ethics and our corporate governance guidelines.

We expect that both our independent auditors and internal financial personnel will regularly meet privately with the Audit Committee and will have unrestricted access to this committee.

Compensation Committee

We expect that our Compensation Committee will consist of Mr. Massengill and Mr. Russell, with Mr. Russell serving as its Chair. Messrs. Massengill and Russell are independent directors as determined under NASDAQ listing standards.

We anticipate the functions of this committee will include:

•	reviewing our compensation philosophy;

•	reviewing and, as it deems appropriate, recommending to our Board, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee benefit plans;

•	reviewing and approving executive officer and director indemnification and insurance matters; and

•	performing an annual self-evaluation.

The Compensation Committee will have the exclusive authority to approve the compensation package and arrangements of our Chief Executive Officer. See “—Compensation Committee Interlocks and Insider Participation.”

Nominating and Corporate Governance Committee

We expect that our Nominating and Corporate Governance Committee will consist of Ms. Alexy, Mr. Lee and Mr. Russell, with Mr. Lee serving as its Chair. Because we are considered to be a “controlled company” for the purposes of the NASDAQ listing requirements, we are permitted, and have elected, to opt out of the NASDAQ listing requirements that would otherwise require our Nominating and Corporate Governance Committee to be comprised entirely of independent directors. However, currently all of the anticipated members of our Nominating and Corporate Governance Committee are independent under the applicable NASDAQ rules and regulations.

We anticipate the functions of this committee will include:

•	identifying qualified candidates to become members of our Board;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);

•	selecting candidates to fill vacancies of our Board;

•	developing and recommending to our Board our corporate governance guidelines;

•	overseeing the annual evaluation of our Board and our management;

•	reviewing and considering possible conflicts of interest that may arise between us and any director; and

•	performing an annual self-evaluation.

Compensation Committee Interlocks and Insider Participation

Prior to this offering, Mr. Russell, an independent director, and Mr. Wang, our Chairman of the Board, Chief Executive Officer and principal stockholder, established compensation for each of our executive officers, other than Mr. Wang. These compensation decisions were guided based on input, feedback and recommendations from certain members of our management. Mr. Wang’s compensation was approved by Mr. Russell. Mr. Wang has historically had significant influence over all matters at our company, including compensation matters. We expect that after completion of this offering, Mr. Wang, as Chairman of the Board, Chief Executive Officer and our principal stockholder, will provide input and may make recommendations to our Compensation Committee regarding our compensation decisions for our other executive officers, although the Compensation Committee will make all executive compensation determinations.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Our bylaws provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service, other than liabilities arising by willful misconduct. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding for which indemnification is sought involving any person who is or was one of our directors, officers, employees or other agents or is or was serving tat our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and we are not aware of any threatened litigation that may result in claims for indemnification.

We expect that the underwriting agreement for this offering will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation

All directors are entitled to reimbursement for reasonable travel and other business expenses incurred in connection with attending meetings of the Board of Directors or committees of the Board of Directors. In addition, we have adopted a compensation policy for our non-employee directors, to be effective upon the completion of this offering. Under this policy, each of our non-employee directors will be paid $60,000 as an annual cash retainer, payable quarterly. Annual fees will also be paid to our directors who chair our board committees and to committee members, payable quarterly, as follows:

Committee	Committee Chair	Committee Member
Audit Committee	$25,000	$15,000
Compensation Committee	$16,000	$6,000
Nominating and Corporate Governance Committee	$16,000	$6,000

In addition, each non-employee director will be granted an annual award of restricted stock with a value of $125,000.

Mr. Wang will not receive any compensation for his service on our Board or as a member of any committees of our Board.

The following table summarizes the compensation of each non-employee member of the Board of Directors of California VIZIO in 2014:

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)		Total ($)
David Russell	$45,000	—		$45,000
Shiou Chuang Huang	$25,000	—		$25,000
David S. Lee	$25,000	—		$25,000
Matthew Massengill	$12,500	$12,500	(1)	$25,000

(1)	Amount represents payment made to a high school on Mr. Massengill’s behalf in lieu of payment of director fees.

For the year ended December 31, 2014, each of Messrs. Huang, Lee, Massengill and Russell received an annual retainer of $25,000, paid quarterly, for service on our Board. Mr. Russell received an additional fee of $20,000 for his service on the Incentive Award Committee.

Mr. Russell held 12,500 exercisable stock options as of December 31, 2014. None of the other non-employee directors held any stock options as of December 31, 2014. None of the non-employee directors held any unvested stock awards as of December 31, 2014.

Mr. Wang, who serves as Chairman of the Board and also as our Chief Executive Officer, did not receive any fees for his service as a director in 2014.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis section is to discuss our compensation philosophy, our executive compensation program and the compensation for our named executive officers, or NEOs, who for 2014 were:

•	William Wang, our founder, principal stockholder, Chairman of the Board and Chief Executive Officer, or CEO;

•	Ben Wong, our President and Chief Operating Officer, or COO;

•	Kurtis Binder, our Chief Financial Officer, or CFO;

•	Matthew McRae, our Chief Technology Officer; and

•	LaLaynia (“Laynie”) Newsome, our Chief Sales Officer.

Compensation Philosophy and Objectives

We recognize that the ability to excel depends on the integrity, knowledge, skill, diversity and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement and teamwork that rewards commitment and performance and that is responsive to the needs of our employees. Accordingly we strive to create an executive compensation program that balances short-term versus long-term payments and awards. Our compensation program consists of various elements, including base salary and variable cash and long-term incentives. The base salary component of our compensation program is meant to attract and retain talented individuals by providing a competitive baseline of compensation, and our variable cash and long-term incentives are primarily aimed at ensuring a performance-based delivery that will ensure a strong connection between executive compensation and financial performance to drive results and maximize stockholder value. The principles and objectives of our compensation and benefits programs for our employees generally, and for our NEOs specifically, are intended to:

•	attract, engage and retain individuals of superior ability, experience and managerial talent, enabling us to be an employer of choice in our highly-competitive and dynamic industry;

•	ensure a performance-based delivery of pay that aligns our NEOs’ rewards with our corporate strategies, business and financial objectives and the long-term interests of our stockholders;

•	compensate our NEOs in a manner that incentivizes them to manage our business to meet our long-range objectives;

•	compensate our NEOs in a manner commensurate with our performance;

•	motivate and reward executive officers whose knowledge, skills and performance promote our continued success;

•	seek to ensure that total compensation is fair, reasonable and competitive; and

•	promote a long-term commitment to us.

Process for Determining Compensation

Role of Senior Management. Our historical compensation approach has reflected our stage of development. Prior to this offering, we were a privately-held company with our principal and controlling stockholder, Mr. Wang, also serving as our Chairman of the Board and CEO. As a result, we have not been subject to any stock exchange or SEC rules requiring a majority of our Board to be independent or relating to compensation committee composition and function. Historically our Board has delegated authority to an Incentive Award Committee comprised of Mr. Wang and David Russell, one of our directors, which has functioned as the compensation committee of the Board. The Incentive Award Committee has worked closely with other members of senior management, as described herein, in driving our compensation programs and policies.

Most, if not all, of our executive compensation policies and determinations, including those made for 2014, were guided by the recommendations of Mr. Wong, our COO. Together with input and feedback from Mr. Brinkman our Chief Administrative Officer, or CAO, Mr. Wong made recommendations to our CEO regarding the compensation of our NEOs (other than Messrs. Wong and Wang). Based on these recommendations, the Incentive Award Committee established compensation for each of our other NEOs. For 2014, Mr. Wang’s compensation was approved by Mr. Russell, and Mr. Wong’s compensation was determined by Mr. Wang and Mr. Russell. Beginning for 2015, our CAO’s responsibilities related to making compensation recommendations were assumed by our CFO. We expect that after completion of this offering, our COO and CFO will continue to make compensation recommendation to our CEO, who will in turn provide input and may make recommendations to our Compensation Committee regarding our executive compensation matters, although the Compensation Committee will make all executive compensation determinations for our NEOs.

Role of Compensation Data and Compensation Consultant. We aim to compensate our executive officers at levels that are at least commensurate with the compensation of executive officers in similar positions at companies relative to us in size (measured by annual revenues), geography (Southern California) and industry (technology), as reported in published survey sources. The individuals responsible for making compensation recommendations as well as our Incentive Award Committee also consider the scope of responsibility of each executive officer, our current practice of maintaining minimal differentiation between the cash packages of our executive officers and the officer’s tenure and experience. In determining 2014 compensation, we did not use a formula for taking into account these different factors.

Historically, management has retained Exequity LLP on behalf of the Company as an independent compensation consultant to provide management with both cash and equity compensation data from published survey sources, which for 2014 focused primarily on technology companies with $1 billion to $3 billion in annual revenue (104 public and private companies), as well as reference data from Southern California-based technology companies (87 public and private companies), each as published in the Aon Radford Global Technology Survey, or the Radford Survey. The Radford Survey data has been used primarily as a validation measure to ensure our executive compensation levels remain competitive.

In the first quarter of 2014, our CAO, COO and Mr. Russell reviewed our executive compensation against the Radford Survey data to ensure that our executive officer compensation is competitive and sufficient to recruit and retain our executive officers. In connection with this review, Exequity provided management with base salary, cash bonus and total cash compensation data at various percentiles. We generally have aimed to achieve total cash compensation levels at the 75th percentile of the Radford Survey data or higher, when calculated on an aggregate basis across the average of all three tiers, and base salaries at the 25th-50th percentile. We do not seek to benchmark our NEO compensation to any particular level. Thus, the total compensation for any one individual NEO is not determined based on any pre-set “target” percentile of market. We rely heavily on the knowledge and experience of the individuals responsible for making compensation recommendations as well as the Incentive Award Committee in determining the appropriate compensation levels for our executive officers.

Overall, based on management’s analysis of the Radford Survey data, annualized base salaries (based on salary in effect at the end of 2013 which remained unchanged for 2014) for our executive officers on average were below the 25th percentile of Radford Survey data, while total cash compensation (which included base salary and 2013 actual bonus payments) was above the 75th percentile, consistent with the Company’s pay philosophy. As discussed below under “Elements of Compensation,” this highlights our emphasis on pay for performance and at-risk compensation.

In May 2015, management retained Exequity LLP to conduct a competitive assessment of our executive compensation levels as compared to a custom peer group of the following 22 public companies:

Activision Blizzard, Inc.	Electronic Arts Inc.	Mentor Graphics Corporation
Adobe Systems Incorporated	Energizer Holdings, Inc.	Netgear, Inc.
Autodesk, Inc.	GoPro, Inc.	Polycom, Inc.
Belden Inc.	Harris Corporation	ScanSource, Inc.
Church & Dwight Co., Inc.	Intuit Inc.	Spectrum Brands Holdings, Inc.
Diebold, Incorporated	Juniper Networks, Inc.	Zebra Technologies Corporation
Eastman Kodak Company	Lexmark International, Inc.
EchoStar Corporation	Logitech International S.A.

The peer companies operated in related business sectors of consumer electronics, electronic components, home entertainment software, household appliances and technology hardware, storage and peripherals based on their Global Industry Classification Standard codes and had revenues of between $1 billion to $5 billion. Exequity also used data from the Aon Radford Global Technology Survey data effective as of January 2015, consisting of technology companies with revenues of over $1 billion (over 160 companies) as a secondary resource.

The May 2015 assessment indicated that the NEOs’ 2014 total cash compensation in the aggregate was slightly below the peer group median.

Determining Compensation Following This Offering. Following this offering, we will be a “controlled company” as defined by NASDAQ rules, as more than 50% in voting power of our shares will be held by Mr. Wang. We anticipate that our newly formed compensation committee, of which Mr. Wang may be a member, will review our compensation programs. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our compensation program will continue to evolve.

Elements of Compensation

For our 2014 fiscal year, our executive compensation program consisted of the following components:

•	Base salary

•	Performance-based cash compensation

•	Equity-based compensation

•	Retirement savings (401(k)) plan

•	Health and welfare benefits

•	Certain limited perquisites and other personal benefits

We combine these elements to formulate compensation packages that provide competitive pay, and further our compensation goals of retention, alignment of executive and stockholder interests and linking pay with performance.

Base Salary

Our compensation philosophy with respect to base salaries is designed to keep base salaries aligned with our low margin, variable profit business model. Base salaries initially were set at the time of an NEO’s hire and have been increased in the ordinary course in order to increase retention and the competitiveness of our pay.

The base salary levels for 2014 remained at the same level as in 2013. The base salaries in effect at December 31, 2014 for our NEOs are as set forth below:

Name and Principal Position	Base Salary in Effect at 12/31/14
William Wang	$400,000
Ben Wong	$400,000
Kurtis Binder	$270,000
Matthew McRae	$300,000
LaLaynia Newsome	$300,000

Cash Incentives

Our NEOs are eligible to earn discretionary quarterly and annual cash bonus payments. The purpose of these cash incentives is to have a significant portion of our NEOs’ annual compensation reflect our performance. We believe that the quarterly and annual bonus payments provide a direct and measurable way to align our NEOs’ goals with our corporate objectives of linking pay with performance, increasing revenue and profit, and creating stockholder value.

Bonus amounts are recommended to and determined by the Incentive Award Committee in its discretion with reference to our adjusted net income performance each quarter as well as a variety of operational metrics, such as units shipped. While our performance is reviewed, bonus payouts are discretionary and are not formulaic. Messrs. Wang and Russell establish target bonus opportunities for each NEO (with Mr. Russell approving Mr. Wang’s opportunity). Target bonus opportunities are expressed as a percentage of base salary, as set forth in the table below. Each NEO’s 2014 target bonus opportunity was set at the same level as in 2013.

Name and Principal Position	Target Bonus Opportunity (% of Base Salary)
William Wang	300%
Ben Wong	300%
Kurtis Binder	150%
Matthew McRae	150%
LaLaynia Newsome	150%

Approximately one-third of each NEO’s bonus opportunity is eligible to be paid out quarterly, with the remaining two-thirds eligible to be paid out annually. Quarterly bonus payments generally represent 25% of the individual’s target bonus opportunity for the quarter (e.g., if an individual’s aggregate opportunity for the year is 150% of base salary, then the quarterly payment would be equal to 25% of 50% (representing one-third of the aggregate opportunity), or 12.5% of base salary).

Target bonus opportunities represent a guideline for the aggregate target cash amount to be received by an NEO. In arriving at the target bonus opportunities, we determined an appropriate range of total cash compensation that would be competitive based on the aforementioned survey data and their own experience and knowledge of the executive market.

In determining actual quarterly bonus amounts, Mr. Wong reviews the Company’s financial performance for the most recently completed quarter and then makes a recommendation to Mr. Wang regarding the proposed bonuses for the NEOs, taking into account each NEO’s target bonus opportunity. Messrs. Wang and Russell approve the final quarterly bonuses for all of our NEOs other than Mr. Wang. Mr. Russell approves Mr. Wang’s bonus. The Incentive Award Committee retains the discretion to reduce quarterly cash bonuses if the Company is not performing well.

At the completion of the year, a NEO is eligible to receive the remaining amount (generally two-thirds) of his or her aggregate target bonus opportunity after payment of the quarterly cash bonuses (e.g., an NEO with an aggregate opportunity of 150% would receive 100% of base salary as the annual cash bonus). The Incentive Award Committee retains the authority to award a discretionary bonus amount in excess of the target bonus opportunity for a NEO for the year in the case of exceptional performance. The Company may in its discretion also award up to, or in excess of, the NEO’s aggregate target bonus opportunity notwithstanding the fact that performance during one or more of the preceding quarters was below expectations. Similar to the quarterly bonuses, Messrs. Wang and Russell approve the final annual bonuses for all of our NEOs other than Mr. Wang. Mr. Russell approves Mr. Wang’s bonus.

Bonuses are not earned until paid and eligibility to receive a bonus is contingent upon the NEO being currently employed by the Company on the bonus payment date.

The amounts of quarterly and annual cash bonuses paid to our NEOs for 2014 are set forth below and expressed as a percentage of the respective NEO’s target bonus opportunity.

Name and Principal Position	2014 Quarterly Cash Bonuses (Q1-Q4)	2014 Annual Cash Bonus	Total Cash Bonus as % of Target Bonus Opportunity
William Wang	$400,000	$800,000	100%
Ben Wong	$400,000	$800,000	100%
Kurtis Binder	$135,000	$270,000	100%
Matthew McRae	$150,000	$300,000	100%
LaLaynia Newsome	$150,000	$300,000	100%

In addition to the 2014 quarterly and annual bonuses, in June and December 2014, the Incentive Award Committee approved the following discretionary cash incentive payments to our NEOs: Mr. Wang: $100,000; Mr. Wong: $568,880; Mr. Binder: $178,750; Mr. McRae: $400,000; and Ms. Newsome: $500,000. These bonuses were intended to recognize, among other things, the Company’s increased profitability and strong financial performance during 2014. The amounts of the bonuses were recommended to the Incentive Award Committee by Mr. Wang, and were determined on a non-formulaic basis based on each executive’s tenure and contributions to the Company’s success, as assessed by Mr. Wang in his discretion.

In May 2015, California VIZIO entered into an agreement providing for a transaction bonus in the amount of $500,000 to Mr. Binder subject to the effectiveness of this offering and his continued employment through such date. The award is intended to recognize, reinforce and encourage Mr. Binder’s efforts towards the consummation of this offering. Effective upon the consummation of the Reorganization Transaction, Parent will assume the agreement.

Equity Incentive Program

We gradually introduced equity awards into our compensation program, beginning with the grant of stock options to a few of our senior long-term employees in 2007 and 2008 and in 2010 to senior employees employed beginning in 2008. Historically, option grants have been reserved for hiring or promotions at the director level and above. In 2010, we also introduced grants of restricted stock awards to senior employees.

In March 2014, the Incentive Award Committee determined to grant Mr. Wong 35,000 stock options and Mr. Binder 27,500 stock options, as shown in the table below. These grants were intended to increase each of these executives’ stock ownership in the Company.

Name	Grant Date	Number of Stock Options Awarded	Exercise Price of Option Award	Grant Date Fair Value of Option Award(1)
Ben Wong	3/26/14	35,000	$12.08	$181,173
Kurtis Binder	3/26/14	27,500	$12.08	$142,350

(1)	These amounts reflect the grant date fair value calculated in accordance with ASC 718 on the basis of the fair market value of the underlying awards on the respective grant dates and without any adjustment for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 13, “Stock-Based Compensation,” to our audited financial statements.

Our equity incentives have been designed to reward our employees for the Company’s long-term financial performance and enhancement of stockholder value through stock price appreciation, to attract, motivate and encourage retention of employees, to align the interests of our employees with the creation of stockholder value by creating long-term employee interest and an “ownership mentality” in our growth and stock price value, so that their efforts reflect the perspective of our stockholders and promote our long-term success. Effective upon the consummation of the Reorganization Transaction, Parent will assume California VIZIO’s 2007 Incentive Award Plan and all outstanding equity awards outstanding under it on a one-for-one basis and on the same terms and conditions.

Limited Perquisites

We provide limited perquisites to two of our NEOs, Messrs. Wang and Wong, in the form of club membership, as reported in the Summary Compensation Table. Other than the foregoing, we do not provide any other perquisites to any of our NEOs.

Severance Benefits

Under the terms of our incentive award plans, upon a change of control (as defined in the incentive award plans), if the outstanding equity awards held by plan participants are not assumed, continued, converted or substituted by the successor entity, the vesting of outstanding equity awards held by our NEOs will accelerate upon the occurrence of the change of control. Each of our NEOs’ new employment agreements provides for severance and other benefits as described below under “—Employment Arrangements.”

Other Benefits

Our NEOs are eligible to participate in our standard benefit plans on the same terms as all other U.S.-based employees, which include: health insurance, life and disability insurance, and our 401(k) plan participation. The company subsidizes a portion of each employee’s insurance premiums and provided matching contributions to the 401(k) plan accounts of all eligible employees in 2014.

Tax Considerations

Section 162(m) of the Code. Generally, Section 162(m) of the Code disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our NEOs, other than our Chief Financial Officer, unless it qualifies as “performance-based compensation” within the meaning of the Code. As we are not currently publicly traded, our Board has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Following this offering, we expect that our Compensation Committee may seek to qualify the variable compensation paid to our NEOs for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our NEOs in the future, our Compensation Committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Furthermore, we do not expect Section 162(m) of the Code to apply to awards under the 2015 Plan until the earliest to occur of our annual stockholders’ meeting in 2019, a material modification of the 2015 Plan or exhaustion of the share supply under the 2015 Plan. However, qualified performance-based compensation performance criteria may be used with respect to performance awards that are not intended to constitute qualified performance-based compensation.

Section 409A of the Code. Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities and penalty taxes and interest on their vested compensation under such plans. Accordingly, we generally intend to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our NEOs, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting Standards

ASC Topic 718, Compensation—Stock Compensation, or ASC Topic 718, requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options and restricted stock under our equity incentive award plans are accounted for under ASC Topic 718. The Incentive Committee has historically, and our Compensation Committee will, regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

COMPENSATION RISK ASSESSMENT

Our management team plays a role in evaluating and mitigating any risk that may exist relating to our compensation plans, practices and policies for all employees, including our NEOs. In connection with this offering, management performed an assessment of our compensation plans and practices and concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. The objective of the assessment was to identify any compensation plans or practices that may encourage employees to take unnecessary risk that could threaten the Company. No such plans or practices were identified. The risk assessment process included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our Company performance goals and the overall compensation to ensure an appropriate balance between fixed and variable pay components and between short- and long-term incentives.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table shows the compensation awarded, paid to or earned by each of our NEOs for services rendered in all capacities to us, and our subsidiaries, for the year ended December 31, 2014.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Option Awards(2)	All Other Compensation(3)	Total
William Wang	2014	$400,000	$1,300,000	—	$206,440	$1,906,440
Founder and Chief Executive Officer

Ben Wong	2014	$400,000	$1,768,880	$181,173	$527,995	$2,878,048
President and Chief Operating Officer

Kurtis Binder	2014	$270,000	$583,750	$142,350	$1,950	$998,050
Chief Financial Officer

Matthew McRae	2014	$300,000	$850,000	—	$1,950	$1,151,950
Chief Technology Officer

LaLaynia Newsome	2014	$300,000	$950,000	—	$1,950	$1,251,950
Co-Founder & Chief Sales Officer

(1)	Amounts reflect quarterly and annual bonus amounts awarded for 2014 to each of the NEOs. Amounts also include two discretionary bonuses paid to certain of our NEOs in June and December 2014.

(2)	These amounts reflect the grant date fair value calculated in accordance with ASC 718 on the basis of the fair market value of the underlying awards on the respective grant dates and without any adjustment for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 13, “Stock-Based Compensation,” to our audited financial statements.

(3)	All Other Compensation for the year ended December 31, 2014 includes the payment of private club memberships for Mr. Wang of $24,360 and for Mr. Wong of $19,080, dividend payments made on restricted stock awards of $180,130 for Mr. Wang and $506,965 for Mr. Wong, and company contributions to each NEO’s 401(k) retirement plan account in the amount of $1,950.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards under our 2007 Plan to our NEOs during 2014.

Name	Grant Date	All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
William Wang	—	—	—	—
Ben Wong	3/26/14	35,000	$12.08	$181,173
Kurtis Binder	3/26/14	27,500	$12.08	$142,350
Matthew McRae	—	—	—	—
LaLaynia Newsome	—	—	—	—

(1)	These amounts reflect the grant date fair value calculated in accordance with ASC 718 on the basis of the fair market value of the underlying awards on the respective grant dates and without any adjustment for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 13, “Stock-Based Compensation,” to our audited financial statements.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

The Company entered into offer letter agreements, or offer letters, with each of our NEOs at the time of their hiring, except for Mr. Wong, with whom we entered into an employment agreement, and Mr. Wang (our principal stockholder) and Ms. Newsome (a co-founder), with whom we did not enter into any form of employment agreement at the time of hire. The offer letters with Messrs. Binder and McRae provided for the NEO’s initial base salary and stock option grant and did not provide for annual increases in compensation or automatic grants of equity following the initial grant. All of our employees, including each of our NEOs, are employed on an at-will basis.

Mr. Wong’s employment agreement, dated as of April 26, 2010, provided for an initial annual base salary of $300,000, to be reviewed on an annual basis and subject to decrease only in the event of a decrease in base compensation of all officers of the Company (and then only to the extent of the decrease applied to all such officers). Mr. Wong’s annual base salary was increased to $400,000 effective March 1, 2013. Mr. Wong’s employment agreement provided for the opportunity to earn an annual performance bonus at a target of 100% of base salary with up to a maximum opportunity of 200% of base salary, which was increased to a maximum of 300% effective in 2013. Mr. Wong’s agreement also provided for initial grants of stock options and restricted stock. Additionally, the agreement provided that Mr. Wong was eligible to participate in all benefit plans, programs and perquisites made available to the Company’s executives, which historically have included club memberships for each of Messrs. Wong and Wang. Mr. Wong’s agreement contained customary non-competition, non-solicitation and confidentiality provisions under this agreement. Mr. Wong was entitled to certain severance benefits upon a termination without cause or resignation for good reason, as more fully described under “Potential Payments Upon a Termination or Change-in-Control.”

In August 2015, we entered into new employment agreements with each of our NEOs in connection with this offering. Effective upon the consummation of the Reorganization Transaction, Parent will assume the new agreements with the NEOs.

The new employment agreements are at-will and not for a fixed term, but provide for certain protection in the event of the executive’s termination of employment under specified circumstances, including following a change in control. We believe that these protections are necessary to induce these individuals to forego other opportunities. We also believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company. For additional information regarding these severance and change in control arrangements, see “—Potential Payments Upon Termination or Change in Control.”

Each NEO’s employment agreement also provides for an initial annual base salary, to be reviewed on an annual basis, the opportunity to earn performance bonuses, initial grants of stock option and restricted stock awards under our 2015 Plan, which amounts shall be determined by the Compensation Committee of the Board of Parent and granted effective upon the completion of this offering, and eligibility to participate in certain benefit plans and programs. The annual base salaries set forth in the employments agreements are at the same levels as the base salaries provided to the NEOs during 2014 except that Mr. Binder’s base salary was increased from $275,000 to $300,000. In addition, the target bonus opportunities for Messrs. Wang and Wong remained at the same level as in 2014. The target bonus opportunities for Messrs. Binder and McRae and Ms. Newsome were increased from 150% to 175% of base salary. The employment agreements also include restrictive covenants by the executive relating to confidential information, trade secret protection, non-competition and non-solicitation of employees and consultants.

Outstanding Equity Awards at December 31, 2014

The following table sets forth summary information regarding the outstanding equity awards held by our NEOs at December 31, 2014:

	Option Awards						Stock Awards
Name	Grant Date	Vesting Commence- ment Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(2)
William Wang	10/29/2010	4/26/2010	97,000	—	$17.42	10/29/2020	145,500	(3)	$1,757,640
Ben Wong	10/29/2010	4/26/2010	215,600	—	$17.42	10/29/2020	409,500	(3)	$4,946,760
	3/26/2014	3/26/2014	—	35,000	$12.08	3/26/2024
Kurtis Binder	6/24/2010	4/5/2010	36,875	—	$17.33	6/24/2020	—		—
	9/8/2011	7/1/2011	5,625	1,875	$17.42	9/8/2021	—		—
	3/26/2014	3/26/2014	—	27,500	$12.08	3/26/2024
Matthew McRae	10/25/2008	8/18/2008	100,175	—	$4.64	10/25/2018	—		—
	3/15/2010	8/18/2009	55,700	—	$6.23	3/15/2020	—		—
	3/15/2010	3/15/2010	55,675	—	$10.76	3/15/2020	—		—
	4/26/2012	3/15/2010	222,750	—	$10.76	4/24/2022	—		—
LaLaynia Newsome	8/28/2007	8/28/2007	435,800	—	$1.20	8/28/2017	—		—

(1)	These options vest as to 25% of the underlying shares on each of the four anniversaries of the vesting commencement date.

(2)	Represents the fair market value of a share of our Class A common stock on December 31, 2014 ($12.08), multiplied by the number of shares of stock that have not vested.

(3)	Restricted stock awards vest in cumulative installments of 25% of the shares on the later of (a) each of the four anniversaries of April 26, 2010 or (b) the date the Company has made its first public offering of its Class A common stock to the general public pursuant to registration statement filed with and declared effective by the SEC under the Securities Act.

Option Exercises and Stock Vested in Fiscal 2014

Our NEOs exercised options during the year ended December 31, 2014 as shown in the table below. No stock awards held by the NEOs vested during fiscal 2014.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Ben Wong	57,400	—	(2)
Kurtis Binder	3,125	—	(2)
Matthew McRae	11,200	$83,324

(1)	We computed the dollar amount realized upon exercise by multiplying the number of shares by the difference between the fair market value of the underlying securities at exercise and the exercise price of the options.

(2)	The value realized on exercise has been estimated as zero because the estimated fair market value of the underlying securities at exercise was equal to or lower than the exercise price of the options.

Potential Payments Upon Termination or Change-in-Control

As discussed above, in August 2015, we entered into new employment agreements with each of our NEOs. Mr. Wong’s new agreement replaced and superseded his 2010 employment agreement with the Company. Effective upon the consummation of the Reorganization Transaction, Parent will assume the new agreements with the NEOs.

The new agreements provide that in the event the executive’s employment is terminated without “cause” or executive resigns for “good reason” (each as defined below), subject to the executive’s execution and effectiveness of a general release of claims against the Company, the executive will be entitled to a lump sum payment equal to 12 months of base salary and payment or reimbursement of COBRA premiums for 12 months. In addition, if the executive’s employment is terminated without “cause” or the executive resigns for “good reason” within 18 months following a change in control, subject to the executive’s execution and effectiveness of a general release of claims against the Company, the executive would be entitled to a lump sum payment equal to 18 months of base salary plus 1.5 times the executive’s target bonus opportunity and payment or reimbursement of COBRA premiums for 12 months. The agreements also provide that immediately prior to a change in control of the Company that occurs while the executive is employed with the Company, the executive’s stock options, restricted stock and other Company equity awards will become fully vested and exercisable.

The agreements provide that in the event that the payments described above would, if paid, be excess parachute payments subject to the excise tax under Section 4999 (the “Excise Tax”) of the Code, then the payments will be reduced to the extent necessary so that no portion of the payments is subject to the Excise Tax, but only if the net after-tax amount of the reduced payments is greater than the net after-tax amount of the payments without such reduction.

Under the new agreements “Cause” means that the executive has: (i) been convicted of or pled “guilty” or “no contest” to a felony under federal or state law, or of a misdemeanor involving fraud, moral turpitude or embezzlement; (ii) committed an intentional act of fraud, embezzlement, theft, dishonesty or any intentional material violation of law that occurs during or in the course of employment with the Company; (iii) intentionally disclosed Company confidential or proprietary information contrary to the agreement or Company policies, or in breach of any non-disclosure or confidentiality agreement between the Company and the executive; (iv) breached executive’s material obligations under the agreement; (v) intentionally engaged in any competitive activity that would constitute a breach of obligations under the agreement; (vi) intentionally breached any of the Company’s material written policies; (vii) failed to substantially perform his or her lawful duties and responsibilities for the Company under the agreement (other than as a result of incapacity due to physical or mental illness, or any such actual or anticipated failure after the executive’s issuance of a notice of termination for Good Reason); or (viii) willfully engaged in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise; provided that with respect to certain events, the Company or the Board is required to provide the executive with written demand for substantial performance, which specifically identifies the conduct giving rise to the “cause,” and provide the executive a cure period of thirty 30 business days. In addition, in the case of Mr. Wang, no act or failure to act will be considered for “cause” unless two-thirds of the Board affirmatively makes such a determination. In the case of Mr. Wong, no act or failure to act will be considered for “cause” unless the Board affirmatively makes such a determination.

Under the new agreements “Good Reason” means: (i) the material reduction, without executive’s consent, in executive’s base salary (other than as permitted by the agreement); (ii) the material diminution, without executive’s consent, of executive’s authority, duties, responsibilities, or title (other than a temporary suspension of authority, duties or responsibilities due to executive’s illness or disability, or an investigation of misconduct), or the assignment to executive, without the consent of executive, of any duties materially inconsistent with the executive’s position, authority, duties or responsibilities (including status, offices, titles and reporting requirements); (iii) the Company’s material breach of the agreement; (iv) the failure of any successor to the Company (whether by merger, acquisition, consolidation, reorganization or otherwise) to assume, upon the successor becoming such, the obligations of the Company under the agreement; and/or (vi) a material change in the geographic location of executive’s principal place of employment to a location more than 50 miles from the Irvine, California offices. Generally executive’s resignation will only constitute a resignation for “good reason” if, among other things, executive provides the Company with written notice within 60 days following the initial existence of the event and the Company fails to cure it.

The table below quantifies payments that would be made to Mr. Wong under his 2010 employment agreement in effect on December 31, 2014 upon the occurrence of a qualifying termination of employment or change in control on December 31, 2014. Conditioned upon executing and not revoking a release, Mr. Wong’s prior employment agreement provided for the following severance benefits in the event of an involuntary termination “without cause” or Mr. Wong resigned for “good reason” (each as defined below): (i) six months of base salary in effect as of the date of termination and (ii) continued medical and dental insurance coverage for Mr. Wong and his eligible dependents under our current medical and dental benefit plans for six months following the date of termination.

Under the terms of Mr. Wong’s 2010 employment agreement:

•

“Cause” was defined as the (i) executive’s conviction or entry of a guilty plea in a court of competent jurisdiction for any felony; (ii) executive’s failure to comply with the directions of the CEO or Board, which if curable, executive fails to cure within thirty (30) days following written notice from the Company specifying the direction given and the failure to comply; (iii) the material breach of this agreement by executive which, if curable, executive fails to cure within thirty (30) business days following written notice from the Company; (iv) executive’s commission of any act of fraud, misappropriation or embezzlement in connection with his employment by the Company; (v) executive is unable to perform the essential functions of his job for ninety (90) or more consecutive days in any twelve (12) month period; or (vi) executive’s death. No act or failure to act of Mr. Wong would be considered “cause” unless a majority of the Board affirmatively determined that the act or failure to act constituted “cause.”

•	“Good reason” was defined as (i) a material diminution in the executive’s base salary; (ii) a material diminution in the executive’s authority, duties or responsibilities (other than certain temporary changes) or the assignment to executive of any duties materially inconsistent with the executive’s position, authority, duties or responsibilities; (iii) a material change (specified as more than thirty (30) miles) in the geographic location of the executive’s regular office location; or (iv) the Company’s material breach of the employment agreement.

In the event that a change in control of us (as described more fully under “—2007 Plan—Change in Control” and “—2015 Plan—Change in Control”) occurs and outstanding awards are not continued, converted, assumed or replaced by us or our successor, all outstanding equity awards shall immediately become fully vested and exercisable immediately prior to the consummation of such change in control transaction.

The following table summarizes the payments that would be made to our NEOs upon the occurrence of a qualifying termination of employment or change in control, assuming that each NEO’s termination of employment with us, or a change in control, occurred on December 31, 2014, as applicable. Amounts shown do not include (i) accrued but unpaid salary through the date of termination and (ii) other benefits earned or accrued by the NEO during his employment that are available to all salaried employees, such as accrued vacation.

Name Trigger Event	Base Salary ($)		Value of Option Acceleration(1) ($)	Value of Restricted Stock Acceleration(2) ($)	Health and Welfare Benefits ($)		Total Value ($)
William Wang
Change in Control	—		—	$1,757,640	—		$1,757,640
Termination Without Cause/	—		—	—	—		—
Resignation for Good Reason
Ben Wong
Change in Control	—		—	4,946,760	—		4,946,760
Termination Without Cause/	$200,000	(3)	—	4,946,760	$6,842	(3)	5,153,602
Resignation for Good Reason
Kurtis Binder
Change in Control	—		—	—	—		—
Termination Without Cause/	—		—	—	—		—
Resignation for Good Reason
Matthew McRae
Change in Control	—		—	—	—		—
Termination Without Cause/	—		—	—	—		—
Resignation for Good Reason
Laynie Newsome
Change in Control	—		—	—	—		—
Termination Without Cause/	—		—	—	—		—
Resignation for Good Reason

(1)	The value of accelerated stock options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the fair market value of a share of our Class A common stock on December 31, 2014 ($12.08) and the per share exercise price of the accelerated option. The intrinsic value of unvested stock options is zero as the exercise prices of the stock options was equal to or greater than the fair market value of our Class A common stock on December 31, 2014.

(2)	The value of accelerated restricted stock awards is calculated by multiplying (x) the number of outstanding but unvested shares of restricted stock by (y) the fair market value of a share of our Class A common stock on December 31, 2014 ($12.08).

(3)	Represents payments and benefits that would be made to Mr. Wong under his 2010 employment agreement in effect on December 31, 2014.

EQUITY INCENTIVE PLANS

2015 Plan

In September 2015, our Board adopted the 2015 Incentive Award Plan, or the 2015 Plan. The 2015 Plan provides for the grant of cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete, and will be effective the day prior to the first date that Parent’s Class A common stock is listed (or approved for listing) on a securities exchange.

Limitation on Awards and Shares Available. The aggregate number of shares of our Class A common stock available for issuance under awards granted pursuant to the 2015 Plan will be equal to the sum of (i) 3,200,000, plus (ii) the number of shares which as of the effective date of the 2015 Plan are available for issuance under our 2007 Incentive Award Plan plus (iii) the number of shares subject to awards outstanding under the 2007 Plan as of the effective date of the 2015 Plan which, on or after such date, are forfeited or otherwise terminate or expire for any reason without the issuance of shares to the holder thereof. Shares granted under the 2015 Plan may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2015 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2015 Plan. Shares tendered by a holder or withheld by the Company in payment of the exercise price of an option award granted under our 2015 Plan, shares tendered by the holder or withheld by the Company to satisfy any tax withholding obligation with respect to an award granted under our 2015 Plan and shares of restricted stock granted pursuant to an award under our 2015 Plan that are repurchased by the Company during the restricted period applicable to such shares at the same price paid by the holder, in each case, will again be available for grant and issuance under our 2015 Plan. However, the following shares will not again be available for grant and issuance under our 2015 Plan:

•	shares subject to a stock appreciation right under our 2015 Plan that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof; and

•	shares purchased on the open market with the cash proceeds from the exercise of options granted under our 2015 Plan.

Awards granted under the 2015 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2015 Plan. After the expiration of a transition period that may apply following the effective date of our initial public offering, the maximum number of shares of our Class A common stock that may be subject to one or more awards granted to any one participant pursuant to the 2015 Plan during any calendar year will be 100,000 and the maximum amount that may be paid under a cash award pursuant to the 2015 Plan to any one participant during any calendar year period will be $5,000,000. In addition, the grant date fair value of equity-based awards granted to any non-employee director during any calendar year will not exceed $250,000.

Administration. The 2015 Plan will be administered by our Board of Directors with respect to awards to non-employee directors and by the Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (our Board and such committees, referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2015 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2015 Plan, including any vesting and vesting acceleration conditions, repurchase provisions, forfeiture provisions, form of payment and any performance criteria.

Eligibility. Awards other than incentive stock options, or ISOs, may be granted to any of our officers, employees, consultants or directors or any officer, employees, consultants or directors of a subsidiary of our company. Only officers and employees of our company or subsidiaries of our company may be granted ISOs.

Awards. The 2015 Plan provides that the administrator may grant or issue options, including ISOs and non-qualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted stock units, dividend equivalents and other stock and cash awards to eligible participants. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. Each award will be set forth in an award agreement, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations, and in the case of an option, will be designated as either an ISO or NSO. A brief description of each award type follows.

Stock Options. Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. The 2015 Plan provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees, and NSOs may be granted to employees, directors or consultants. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). The exercise price of options will be determined by the administrator, provided that the exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

Stock Appreciation Rights. The Stock Plan provides that we may issue SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Each SAR will be governed by a stock appreciation right agreement and may be granted in connection with stock options or other awards, or separately. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted Stock and Restricted Stock Units (RSUs). The 2015 Plan provides that we may issue restricted stock awards and RSUs. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Dividend Equivalents. The 2015 Plan provides that dividend equivalents may be awarded to employees, consultants or directors. Dividend equivalents represent the right to receive the equivalent value of the dividends, if any, per share paid by us on shares of Class A common stock, and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on performance awards granted under the 2015 Plan unless and until such performance awards have vested.

Other Stock or Cash-Based Awards. Other stock or cash-based awards may include a cash bonus award, stock bonus award, performance award or incentive award that is paid in cash, shares or a combination of both, which may include deferred stock, deferred stock units, stock payments and performance awards. Stock payments are awards of fully vested shares of our Class A common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our Class A common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses that may be subject to performance goals. Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to its “covered employees” (which should include its chief executive officer and its next three most highly compensated employees other than its chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the 2015 Plan until the earliest to occur of (1) our annual stockholders’ meeting at which members of our Board of Directors are to be elected that occurs in 2019; (2) a material modification of the 2015 Plan; (3) an exhaustion of the share supply under the 2015 Plan; or (4) the expiration of the 2015 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the Company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2015 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings or losses (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue or sales or revenue growth; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit (either before or after taxes); (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital (or invested capital) and cost of capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs, reductions in costs and cost control measures; (14) expenses; (15) working capital; (16) earnings or loss per share; (17) adjusted earnings or loss per share; (18) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (19) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (20) implementation or completion of critical projects; (21) market share; and (22) economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2015 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Transferability. Awards are transferable only by will and the laws of descent and distribution, or to the extent authorized by the administrator, to certain permitted transferees, including members of the participant’s immediate family. The participant may also designate one or more beneficiaries in the event of death on a designated form provided by the administrator.

Changes in Capitalization; Corporate Transactions. In the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. The plan administrator has broad discretion to take action under the 2015 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and to facilitate such transactions or events, including providing for the cash-out, assumption, substitution, accelerated vesting or termination of awards. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2015 Plan and outstanding awards.

Change in Control. In the event of a change in control of our Company (as defined in the 2015 Plan), to the extent that outstanding equity awards are not continued, converted, assumed or replaced, then all such awards will become fully vested and, as applicable, exercisable, and all forfeiture, repurchase and other restrictions on such awards will lapse immediately prior to such change in control.

Foreign Participants, Claw-Back Provisions and Participant Payments. The plan administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2015 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our Class A common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Amendment; Termination. Our Board of Directors may amend or terminate the 2015 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2015 Plan, or the award limits or director limits under the 2015 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares.

2007 Plan

Our Board of Directors adopted, and our stockholders approved, the 2007 Incentive Award Plan effective as of August 1, 2007, which was subsequently amended on June 21, 2010, October 29, 2010 and December 5, 2014, or, the 2007 Plan.

The 2007 Plan will be terminated on, and we will not make any further awards under the 2007 Plan following, the date the 2015 Plan becomes effective. However, any outstanding awards granted under the 2007 Plan will remain outstanding, subject to the terms of our 2007 Plan and award agreements, until such outstanding awards vest and are exercised (as applicable) or until they terminate or expire by their terms. Effective upon the consummation of the Reorganization Transaction, Parent will assume the 2007 Plan and all outstanding equity awards under the 2007 Plan on a one-for-one basis and on the same terms and conditions as applied to the awards prior to the Reorganization Transaction. The material terms of the 2007 Plan are summarized below.

The 2007 Plan provided for the grant of incentive Stock Options, or ISOs, non-qualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted stock units and dividend equivalents. As of September 30, 2015, 555,000 restricted stock awards were issued and outstanding, and options to purchase 2,285,327 shares of our Class A common stock at a weighted-average exercise price per share of $6.50 remained outstanding under the 2007 Plan. No other types of equity awards have been granted under the 2007 Plan. As of September 30, 2015, 36,396 shares of our Class A common stock were available for future issuance under the 2007 Plan. As discussed above under “2015 Plan,” shares reserved but not issued or subject to outstanding awards under our 2007 Plan as of the effective date of the 2015 Plan will be available for grant and issuance under our 2015 Plan. In addition, to the extent an award terminates or is cancelled, shares subject to the award will again be available for grant under the 2015 Plan.

Administration. Our Board of Directors, or a committee thereof appointed by our Board of Directors, has the authority to administer the 2007 Plan and the awards granted under it. Our Board of Directors may modify outstanding awards under the 2007 Plan, but must obtain the consent of any participant adversely affected by any such modification.

Eligibility. The 2007 Plan provides for the grant of awards other than ISOs to any of our employees, consultants or directors or any employees, consultants or directors of a subsidiary of our company. Only employees of our company and a subsidiary of our company may be granted ISOs.

Awards. The 2007 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, SARs, restricted stock, restricted stock units, dividend equivalents and stock payment awards to eligible participants. Each award is designated in an award agreement and in the case of an option, will be designated as either an ISO or NSO. The administrator determines the provisions, terms and conditions of each award, including the vesting schedule, repurchase provisions, forfeiture provisions, form of payment and any performance criteria.

•	Stock Options. Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. The 2007 Plan provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees, and NSOs may be granted to employees, directors or consultants. The exercise price of options shall be determined by the administrator, provided that the exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our Class A common stock on the date of grant. Shares subject to options under the 2007 Plan generally vest in a series of installments over an optionee’s period of service. No stock option award may have a term of more than ten years from the date of grant, except that in the case of an ISO granted to an individual who owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company, the term of the ISO will be no more than five years from the date of grant.

•	Stock Appreciation Rights. The 2007 Plan provides that we may issue SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Each SAR will be governed by a stock appreciation right agreement and may be granted in connection with stock options or other awards, or separately. The exercise price of each SAR shall be determined by the plan administrator.

•

Restricted Stock and RSUs. The 2007 Plan provides that we may issue restricted stock awards and RSUs. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Dividend Equivalents. The 2007 Plan provides that dividend equivalents may be awarded to employees, consultants or directors. Dividend equivalents represent the right to receive the equivalent value of the dividends, if any, per share paid by us on shares of our Class A common stock, and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

•	Stock Payments. The 2007 Plan also authorizes the administrator to award stock payments, which unless determined by the administrator, shall be made in lieu of base salary, bonus or other cash compensation. The number of shares shall be determined by the administrator and may be based on performance goals determined by the administrator.

Transferability. Awards are transferable only by will and the laws of descent and distribution, or to the extent authorized by the administrator, to certain permitted transferees, including members of the participant’s immediate family. The participant may also designate one or more beneficiaries in the event of death on a designated form provided by the administrator.

Changes in Capitalization. In the event of certain corporate adjustments, including any stock dividend, stock split, recapitalization, reclassification, distribution of assets (other than normal cash dividends), or any other corporate event affecting our Class A common stock or share price of the Company, the administrator will proportionately adjust the number of shares authorized for issuance under the 2007 Plan, the number and kind of shares subject to outstanding awards, the grant or exercise price of outstanding awards and terms and conditions of outstanding awards.

Change in Control. In the event of a change in control, outstanding awards may be assumed or substituted, and to the extent not assumed or substituted, all awards shall become fully exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such awards will lapse immediately prior to such change in control.

Amendment; Termination. Our Board of Directors may amend or terminate the 2007 Plan. The company will obtain stockholder approval of any amendment to the extent necessary to comply with applicable law. No suspension or termination of the 2007 Plan may adversely affect any rights under awards already granted to a participant. As described above, the 2007 Plan is expected to terminate upon the effective date of the 2015 Plan.

California Vizio 2015 Incentive Award Plan

In connection with the Reincorporation Transaction and the adoption by Parent of the 2015 Plan, California Vizio terminated the California Vizio 2015 Incentive Award Plan that had been adopted by California Vizio in contemplation of the offering. No awards have been granted under the California Vizio 2015 Incentive Award Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table indicates information as of September 30, 2015, regarding the beneficial ownership of our common stock, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, for:

•	each person, or group or affiliated persons, whom we know beneficially owns more than 5% of our shares of our outstanding Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The number of shares beneficially owned prior to the offering and the percentage of shares beneficially owned prior to the offering are based on 9,538,452 shares of Class A common stock and 10,862,225 shares of Class B common stock outstanding as of September 30, 2015, after giving effect to (i) the consummation of the Reorganization Transaction prior to the completion of this offering, (ii) to the extent shares are indicated as being offered by Mr. Wang in this offering, the subsequent conversion of such shares of Class B common stock into an equivalent number of shares of Class A common stock and (iii) the conversion of all our outstanding shares of Series A convertible preferred stock into an aggregate of 3,368,400 shares of Class A common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Shares subject to options that are exercisable and shares of restricted stock that vest within 60 days following September 30, 2015 are deemed to be outstanding and beneficially owned by the holder thereof for the purpose of computing share and percentage ownership of that holder, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Except as otherwise set forth below, the address of the beneficial owner is c/o VIZIO Holdings, Inc., 39 Tesla, Irvine, California 92618.

	Beneficial Ownership Prior to this Offering				Shares of Class A Common Stock Being Offered(1)	Beneficial Ownership After this Offering(1)
Name of Beneficial Owner	Class A	Class B	Total	Percent		Class A	Class B	Total	Percent	Voting Power(2)
5% Stockholders not listed below:
AmTRAN Technology Co. Ltd. 17F, No. 268, Lian Chen Rd., Jhonghe City, Taipei County Taiwan, R.O.C.	4,118,775	—	4,118,775	20.2%
Q-Run Holdings Ltd. 15F, No. 207, Sec. 3, Peishin Rd. Shindian City, 23143 Taipei County, Taiwan, R.O.C.	1,684,200	—	1,684,200	8.3%
V-TW Holdings, LLC 5786 La Jolla Blvd. La Jolla, CA 92037	1,562,900	—	1,562,900	7.7%
Officers and Directors:
William Wang(3)	242,500	10,862,225	11,104,725	54.4%
Ben Wong(4)(5)	691,250	—	691,250	3.4%
Kurtis Binder(4)	77,386	—	77,386	*
Matthew McRae(4)	445,500	—	445,500	2.1%
LaLaynia Newsome(4)	435,800	—	435,800	2.1%
Jeffrey Schindler(4)	217,900	—	217,900	1.1%
Robert Brinkman(4)	86,875	—	86,875	*
Mark Nelson	40,000	—	40,000	*
Jerry Huang	12,500	—	12,500	*
Kimberly Alexy	—	—	—	*
Shiou Chuang Huang	21,200	—	21,200	*
David S. Lee	8,700	—	8,700	*
Matthew Massengill	4,350	—	4,350	*
David Russell(4)(6)	537,825	—	537,825	2.6%
All executive officers and directors as a group (14 persons)(4)	2,821,786	10,862,225	13,684,011	62.7%

Other Selling Stockholders:

*	Represents beneficial ownership of less than 1%.

(1)	Assumes full exercise of the underwriters’ option to purchase a total of additional shares from the selling stockholders. Any shares of Class B common stock to be sold in the offering will be converted into shares of Class A common stock prior to sale to the public.

(2)	Under our certificate of incorporation, each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share. See “Description of Capital Stock—Common Stock” for more information about the voting rights of our Class A and Class B common stock.

(3)	Consists of (a) 97,000 shares of Class A common stock held by Mr. Wang; (b) 145,500 shares of restricted Class A common stock held by Mr. Wang which will vest upon the completion of this offering, (c) 191,225 shares of Class B common stock held by the Wang Family Trust, of which the trustees are William Wang and his wife, (d) 8,123,450 shares of Class B common stock held by the William Wang Separate Property Trust, of which the trustee is Mr. Wang, (e) 504,825 shares of Class B common stock held by the 2009 W. Wang GRAT, of which the trustee is Mr. Wang, (f) 504,825 shares of Class B common stock held by the 2009 S. Wang GRAT, of which the trustee is Mr. Wang’s wife, (g) 6,450 shares of Class B common stock held by the 2010 W. Wang GRAT, of which the trustee is Mr. Wang, (h) 6,450 shares of Class B common stock held by the 2010 S. Wang GRAT, of which the trustee is Mr. Wang’s wife, (i) 450,000 shares of Class B common stock held by the 2015 W. Wang GRAT, of which the trustee is Mr. Wang, (j) 450,000 shares of Class B common stock held by the 2015 S. Wang GRAT, of which the trustee is Mr. Wang’s wife, (k) 387,500 shares of Class B common stock held by the Wang Insurance Trust, of which the trustee is Mr. Wang’s sister and (l) 237,500 shares of Class B common stock held by the Wang Insurance Trust #2, of which the trustee is Mr. Wang’s wife. Mr. Wang’s wife has dispositive power over 1,198,775 shares of Class B common stock held by 2009 S. Wang GRAT, 2010 S. Wang GRAT, 2015 S. Wang GRAT and Wang Insurance Trust #2. Mr. Wang’s sister has dispositive power over 387,500 shares of Class B common stock held by Wang Insurance Trust. The 2009 W. Wang GRAT, 2009 S. Wang GRAT, 2010 W. Wang GRAT, 2010 S. Wang GRAT, 2015 W. Wang GRAT, 2015 S. Wang GRAT, Wang Insurance Trust, Wang Insurance Trust #2, Wang Family Trust and William Wang Separate Property Trust have entered into voting agreements with William Wang granting him voting power over the 10,862,225 shares held by the trusts.

(4)	Includes shares of common stock issuable upon exercise of options that are exercisable within 60 days of September 30, 2015 in the following amounts: 224,350 shares for Mr. Wong, 60,747 shares for Mr. Binder, 434,300 shares for Mr. McRae, 435,800 shares for Ms. Newsome, 210,400 shares for Mr. Schindler, 51,875 shares for Mr. Brinkman, 12,500 shares for Mr. Russell, and 1,429,972 shares for all executive officers and directors as a group.

(5)	Includes 409,500 shares of restricted common stock held by Mr. Wong which will vest upon the completion of this offering.

(6)	Consists of (a) 520,975 shares held by T-RUSS-D, LLC, a limited liability company held in a trust of which Mr. Russell is the sole beneficiary, (b) 4,350 shares held by Mr. Russell and (c) vested options to purchase 12,500 shares of common stock held by Mr. Russell.

RELATED PARTY TRANSACTIONS

Since January 1, 2012, there has not been, nor is there any proposed transaction where (i) we were or will be a party, (ii) in which the amount involved exceeded or will exceed $120,000 and (iii) in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described in “Management” and the transactions described below.

Corporate Reorganization

Prior to the issuance of our shares of Class A common stock in this offering, we will have completed an internal restructuring, which we refer to in this prospectus as the Reorganization Transaction. Pursuant to the Reorganization Transaction, California VIZIO will become a wholly-owned subsidiary of Parent, and the holders of equity interests in California VIZIO will become stockholders of Parent. Please read the section titled “Prospectus Summary—Corporate Information” for additional information.

Lease of Headquarter Premises

In January 2007, we entered into a lease agreement with Spyglass Tesla, LLC to lease the premises located at 39 Tesla, Irvine, California, 92618, which is one of the two buildings in our current headquarters. As of September 30, 2015, (i) we are a 12.5% owner in Spyglass Tesla, LLC, (ii) William Wang, our Chairman and Chief Executive Officer, and his brother, Paul Wang, an employee, collectively own 43.75% of Spyglass Tesla, LLC through an entity they both equally own, and (iii) AmTRAN Technology Co., Ltd., a stockholder that holds 20.2% of our outstanding stock as of September 30, 2015, is a 43.75% owner of Spyglass Tesla, LLC. Our lease with Spyglass is a triple-net lease that obligates us to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. The total rent paid by the Company to Spyglass Tesla, LLC for the last three fiscal years ended 2012, 2013 and 2014 was, respectively, $1,128,000, $1,114,000 and $1,416,000. As of September 30, 2015, our annual base rent payment is $1.0 million and increases by 3% on February 1 of each year. Our lease is set to expire on January 31, 2017, and we will have the option to extend the lease for two additional terms of five years pursuant to the terms of the lease agreement, which we anticipate exercising. Spyglass Tesla, LLC also paid Paul Wang a property management fee of $49,510 in 2014.

Supply Arrangements with Stockholders

We contract with certain of our stockholders to manufacture some of our products. Specifically, we have product supply agreements for the purchase of televisions and other consumer electronics with each of AmTRAN Technology Co., Ltd., or AmTRAN, and Hon Hai Precision Co., Ltd., or Hon Hai. As of September 30, 2015, AmTRAN owned approximately 20.2% of our common stock, on an as-converted basis, and Q-Run Holdings Ltd., or Q-Run, an affiliate of Hon Hai, held approximately 8.3% of our common stock, on an as-converted basis.

Each of the product supply agreements outlines the terms of product delivery as well as distribution and marketing rights that we have upon the purchase of branded products for distribution throughout North America. Each of the agreements, as amended, was entered into in 2012 for a one-year term, with automatic renewal for additional one-year terms unless otherwise terminated. AmTRAN has a lien on a portion of our accounts receivable limited solely to the sale of AmTRAN’s manufactured product sold by us. The product supply agreement with Hon Hai was originally entered into with its affiliate, SIO International Holdings, Ltd. or SIO, also an affiliate of Q-Run, and was assigned by SIO to Hon Hai on January 1, 2014.

For the years ended December 31, 2012, 2013 and 2014, we purchased televisions and other consumer electronics from AmTRAN for $1,189.8 million, $808.2 million, and $349.8 million, respectively, and we purchased televisions from affiliates SIO and Hon Hai for $301.3 million, $996.3 million, and $720.1 million, respectively. Although each of AmTRAN and Hon Hai currently are manufacturers for our products, we also source inventory from other unrelated third-party manufacturers as part of our diversification strategy.

Convertible Notes

Pursuant to a Note and Warrant Purchase Agreement dated as of March 7, 2014, or the Purchase Agreement, we lent an aggregate of $500,000 to iConservo, Inc., a California corporation, or iConservo. In return for our investment, iConservo issued to us two convertible promissory notes in the amount of $300,000 and $200,000, respectively, bearing interest at the rate of 8% per annum, and a warrant to purchase a number of shares of iConservo’s common stock equal to an amount calculated pursuant to a formula set forth in the Purchase Agreement. The promissory notes convert automatically into equity of iConservo upon the next equity financing round iConservo completes, or, if iConservo does not complete an equity financing prior to a note’s maturity date, the note may be converted into equity of iConservo, in whole or in part, at our option. As of June 30, 2015, Matt McRae, our Chief Technology Officer, previously owned 28.57% of iConservo’s outstanding equity. As of September 30, 2015, Mr. McRae no longer held any shares of iConservo’s outstanding equity.

Compensation Arrangements, Stock Option Grants and Indemnification for Executive Officers and Directors

William Wang’s brother is employed as our Director of Facilities. Jeffrey Schindler’s brother and sister-in-law are employed as our Vice President—Product Management and Vice President—Business Planning, respectively. For 2014, each of these related parties earned total compensation of not more than $380,000. In setting compensation for these individuals, we followed the same policies and practices that we have historically used to set compensation for other similarly-situated employees.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our bylaws provide (and we anticipate that our amended and restated certificate of incorporation to be adopted prior to completion of this offering will provide) for indemnification of each of our directors and executive officers to the fullest extent permitted by Delaware law. For a more detailed description of our indemnification arrangements, see “Management—Limitation of Liability and Indemnification of Directors and Officers.”

Policies and Procedures for Related Person Transactions

In connection with this offering, our Board of Directors plans to adopt a written related person transaction policy to set forth policies and procedures for the review and approval or ratification of related person transactions. Effective upon the completion of this offering, this policy is expected to cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our Audit Committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third-party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our Audit Committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. Our Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our Compensation Committee in the manner specified in the Compensation Committee’s charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our Board of Directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of the Company, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

The descriptions of our capital stock that follow assume the consummation of the Reorganization Transaction and reflect changes to our capital structure that will occur prior to the completion of this offering in accordance with the terms of the amended and restated certificate of incorporation that will be adopted by us prior to the completion of this offering. The following description of our securities and the provisions of our bylaws and planned certificate of incorporation is only a summary. You should also refer to the copies of our certificate of incorporation and bylaws (both our current versions as well as the version planned to be adopted) which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. Our authorized capital stock consists of 75,000,000 shares of Class A common stock, 10,862,225 shares of Class B common stock, and 25,000,000 shares of preferred stock, of which 250,000 shares have been designated as Series A Preferred Stock.

Common Stock

Upon the completion of this offering, we expect that             shares of Class A common stock and             shares of Class B common stock, or             shares of Class A common stock if the underwriters exercise their option to purchase additional shares from us in full, will be issued and outstanding.

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of Class A common stock are entitled to one vote per share of Class A common stock and holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders.

Dividends and Distributions

Holders of our Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in any dividends declared by the Board out of legally available funds, subject to the rights of holders of preferred stock, if any, and the terms of any existing or future agreements between us and our lenders. We presently intend to retain future earnings, if any, to finance the growth and development of our business. Following this offering, we do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.”

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of our Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in all assets legally available for distribution after payment of all debts and other liabilities, and subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Change of Control Transactions

In any merger, consolidation or business combination of the Company with or into another corporation or other business entity, whether or not the Company is the surviving corporation, the consideration per share to be received by holders of Class A common stock and Class B common stock in such merger, consolidation or business combination must be identical, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A common stock and Class B common stock differ as provided in our amended and restated certificate of incorporation.

Subdivisions and Combinations

If we in any manner subdivide or combine the outstanding shares of one class of common stock, our amended and restated certificate of incorporation requires that the outstanding shares of the other class of common stock will be subdivided or combined in the same manner.

Conversion

Each share of Class B common stock will be convertible into one fully paid and nonassessable share of Class A common stock at the option of the holder at any time and will convert automatically upon the vote or written consent of the holder of a majority of the Class B common stock or upon any sale or other disposition of each such share of Class B common stock to any person other than William Wang, his family trusts or to certain permitted transferees, including to certain relatives of William Wang. Additionally, each outstanding share of Class B common stock will convert automatically upon the record date for any meeting of our common stockholders if the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the beneficial owners of Class B common stock or their permitted transferees on such record date is less than 5% of the total number of shares of Class A common stock and Class B common stock outstanding on such record date.

Preferred Stock

As of September 30, 2015, there were 134,736 shares of our Series A convertible preferred stock outstanding. These shares were held by two stockholders of record. Upon completion of this offering, each share of Series A convertible preferred stock still outstanding will convert on a one-for-twenty-five basis into an aggregate of 3,368,400 shares of our Class A common stock and no shares of Series A convertible preferred stock will be issued and outstanding.

Upon the completion of this offering, the Board will be authorized to issue from time to time up to an aggregate of 25,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.

We believe that the ability to issue preferred stock without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits the Board to issue preferred stock containing terms which could impede the completion of a takeover attempt, subject to limitations imposed by the securities laws. The Board will make any determination to issue these shares based on its judgment as to the best interests of our company and our stockholders at the time of issuance. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

Options

As of September 30, 2015, options to purchase a total of 2,285,327 shares of our Class A common stock were outstanding, at a weighted average exercise price of $6.50 per share. Up to 36,396 additional shares of our Class A common stock were reserved for future issuance under our stock plans as of September 30, 2015. For a more complete discussion of our stock option plans, please see “Executive Compensation—2015 Plan” and “—2007 Plan.”

Restricted Stock

As of September 30, 2015, we had outstanding 555,000 shares of unvested restricted stock granted pursuant to our 2007 Plan.

Anti-Takeover Provisions

Class B Common Stock

Holders of Class B common stock are entitled to ten votes per share, while holders of Class A common stock are entitled to one vote per share. Holders of Class A common stock and Class B common stock vote together as one class on all matters submitted to a vote of the stockholders. Upon the completion of this offering, we anticipate that William Wang will beneficially own all of the outstanding shares of Class B common stock and accordingly will have approximately         % of the voting power of all shares. As a result, Mr. Wang will be able to control matters requiring approval by our stockholders, including the election of directors, the approval of mergers or other extraordinary transactions. So long as the outstanding shares of our Class B common stock represent a majority of the combined voting power of common stock, Mr. Wang will effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of our company, which could have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

After such time as the shares of our Class B common stock no longer represent a majority of the combined voting power of our common stock, the provisions of Delaware law, our restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Section 203 of the Delaware General Corporation Law

We may in the future become subject to Section 203 of the Delaware General Corporation Law in the event that William Wang and certain members of his family hold less than 40% of the voting power of the issued and outstanding stock of the Company. Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification

See “Management—Limitation of Liability and Indemnification of Directors and Officers.”

Listing and Trading

We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “VZIO.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company. The transfer agent’s postal address is 17 Battery Place, 8th Floor, New York, NY 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of Class A common stock for sale will have on the market price of our Class A common stock. Nevertheless, sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have a total of              shares of Class A common stock and              shares of Class B common stock outstanding. Shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. All of our shares of Class B common stock will be “restricted securities” held by our “affiliates” as such terms are defined in Rule 144 promulgated under the Securities Act, which shares shall be subject to the volume limitations and other restrictions of Rule 144 as described below. The remaining              shares of Class A common stock outstanding will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market, subject to the lock-up agreements described below, only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated under the Securities Act, summarized below.

Each share of Class B common stock will be convertible at any time, at the option of the holder, into one share of Class A common stock and upon other specified circumstances. See “Description of Capital Stock—Common Stock—Conversion.”

Lock-up Agreements

We, our officers and directors, the selling stockholders and substantially all other security holders have agreed that, subject to certain customary exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the joint book running managers in this offering, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180 day lock-up period will be automatically extended if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event. See “Underwriting—No Sales of Similar Securities.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our “affiliates” for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our “affiliates,” is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our “affiliates,” then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our “affiliates” or persons selling shares on behalf of our “affiliates” are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act pursuant to certain compensatory benefit plans and contracts, commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date the issuer becomes so subject. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates” subject only to the manner-of-sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its holding period requirement.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our 2015 Plan and options outstanding under our 2007 Plan. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income and the discussion below regarding FATCA, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8 BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Deutsche Bank Securities Inc
Citigroup Global Markets Inc.
BMO Capital Markets Corp.
Piper Jaffray & Co.
Wells Fargo Securities, LLC
Roth Capital Partners, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us before expenses	$	$	$
Proceeds to the selling stockholders before expenses	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us and the selling stockholders. We have agreed to reimburse the underwriters for expenses relating to the clearance of the offering with the Financial Industry Regulatory Authority in an amount of up to $            .

Option to Purchase Additional Shares

We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved up to             % of the shares offered hereby for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. Any shares sold in the directed share program to our directors, executive officers or stockholders who have entered into lock-up agreements described below under “No Sales of Similar Securities” shall be subject to the provisions of such lock-up agreements. Other participants in the directed share program offered at our direction through the underwriters shall be subject to a substantially similar lock-up with respect to any shares sold to them pursuant to that program. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above are subject to exceptions, including for:

•	the conversion or exchange of shares of common stock in connection with the Reorganization Transaction or into any other class or series of our capital stock in connection with our recapitalization or reorganization, in each case prior to the completion of this offering and as described in this prospectus in “Description of Capital Stock,” or the exercise of options or warrants to purchase shares of any capital stock of us, provided, that the shares received upon such conversion, exchange or exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement;

•	transactions relating to our common stock or other securities acquired in open market transactions after the completion of this offering, provided, that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer during the lock-up period (other than a filing on a Form 5 made after the expiration of such restricted period);

•	transfers of our capital stock or other securities by will or intestate succession upon the death of the party subject to lock-up restrictions; provided, however, that in the case of any transfer or distribution pursuant to this clause (e), each transferee shall sign and deliver a lock-up agreement in the form of the lock-up agreement;

•	transfers of our capital stock or other securities made pursuant to operation of law, including pursuant to a domestic order or negotiated divorce settlement; provided, however, that in the case of any transfer or distribution pursuant to this clause, each transferee shall sign and deliver a lock-up agreement in the form of the lock-up agreement; and

•	transfers of our capital stock or other securities in connection with the “cashless” exercise of options or the net exercise of warrants to purchase shares of any of our capital stock (the foregoing being intended to include the sale of a portion of the option or warrant shares or previously owned shares to us); provided, that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer during the lock-up period (other than a filing on a Form 5 made after the expiration of such restricted period)

In addition to the above exceptions to the lock-up restrictions described above, the lock-up agreements that Mr. Wang and Mr. Wong have entered into provide for the following additional exception for:

•	transfers of our capital stock or other securities to us to satisfy tax withholding obligations in connection with the vesting or exercise of equity incentive awards under our employee benefit plans; provided, that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer during the lock-up period (other than a filing on a Form 5 made after the expiration of such restricted period or any filing required under the Exchange Act which clearly indicates in the footnotes thereto that the purpose of such transfer is to cover tax withholding obligations made in connection with the vesting of restricted stock and the circumstances described in this clause, and provided that no other public announcement shall be required or shall be made voluntarily in connection with such transfer);

and further, the lock-up agreement that Mr. Wang has entered into provides for the following additional exception for:

•	the sale by the Mr. Wang of any shares of common stock pursuant to the underwriting agreement (including the conversion of shares of our Class B Common Stock, par value $0.0001 per share, by the Mr. Wang into shares of our Class A Common Stock, par value $0.0001 per share in connection with such sale).

In addition, notwithstanding the lock-up restrictions described in the lock-up agreement, the party subject to lock-up restrictions may at any time after the date they enter into a lock-up agreement enter into or modify a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act at any time, if then permitted by us and applicable law, provided that no shares subject to such plan may be sold during the lock-up period and none of our, the party subject to lock-up restrictions or any of their respective representatives shall announce or publicly disclose the establishment of such a plan during the lock-up period.

In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We expect the shares to be approved for listing on the NASDAQ Global Select Market under the symbol “VZIO.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. In particular, Citibank, N.A. is the lender under our $50 million credit facility. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive:

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the

Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the issuance of the Class A common stock offered by this prospectus and certain other legal matters in connection with the sale of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock to be sold in this offering. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and the exhibits and schedules to the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the SEC at prescribed rates.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, including VIZIO, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the website of the SEC, referred to above.

VIZIO, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

VIZIO, Inc.:

We have audited the accompanying consolidated balance sheets of VIZIO, Inc. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VIZIO, Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Irvine, California

July 24, 2015

VIZIO, INC.

Consolidated Balance Sheets

(in thousands)

				Pro Forma September 30,
	December 31,		September 30,
	2013	2014	2015	2015
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$126,487	$97,497	$113,689
Investments	31,378	124,152	134,311
Accounts receivable, net	393,628	411,787	340,160
Other receivables due from related parties	31,130	17,543	10,989
Inventories, net	38,894	42,311	25,775
Income tax receivable	2,545	—	—
Deferred income taxes	25,121	49,904	55,039
Other current assets	29,184	31,065	38,666

Total currents assets	678,367	774,259	718,629
Property and equipment, net	10,602	11,743	13,308
Goodwill	—	2,439	44,612
Intangible assets, net	1,265	2,121	7,460
Deferred income taxes	—	2,493	8,419
Other assets	1,305	4,646	3,573

Total assets	$691,539	$797,701	$796,001

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable due to related parties	$321,052	$225,014	$149,400
Accounts payable	197,946	361,525	386,518
Accrued expenses	40,574	56,127	50,821
Accrued royalties	74,483	64,845	91,331
Income taxes payable	—	1,252	9,917
Current portion of long-term debt	—	—	15,000

Total current liabilities	634,055	708,763	702,987
Long-term debt	—	—	35,000
Deferred income taxes	325	—	—
Other long-term liabilities	125	10,828	6,826

Total liabilities	$634,505	$719,591	$744,813

Commitments and contingencies (note 18)

Stockholders’ equity:
Preferred stock, no par value; 25,000 shares authorized; 250 shares designated as Series A convertible preferred stock; 135 shares of Series A convertible preferred stock issued and outstanding; no shares authorized, issued, or outstanding pro forma (unaudited)	2,000	2,054	2,021	—
Common stock, no par value; 1,875,000 shares authorized; 16,649, 16,835 and no shares issued and outstanding as of December 31, 2013 and 2014 and September 30, 2015 (unaudited), respectively	8,705	10,925	—	—
Class A common stock, no par value; no shares authorized as of December 31, 2013 and 2014, 75,000 shares authorized and 5,615 shares issued and outstanding as of September 30, 2015 (unaudited); and 9,538 pro forma (unaudited) shares issued and outstanding	—	—	13,537	15,558
Class B common stock, no par value; no shares authorized as of December 31, 2013 and 2014, 10,862 shares authorized issued and outstanding as of September 30, 2015 (unaudited)	—	—	401	401
Accumulated other comprehensive loss	(20)	(1,127)	(277)	(277)
Retained earnings	46,349	66,258	35,506	35,506

Total stockholders’ equity	57,034	78,110	51,188	51,188

Total liabilities and stockholders’ equity	$691,539	$797,701	$796,001	$

See accompanying notes to consolidated financial statements.

VIZIO, INC.

Consolidated Statements of Income

(in thousands, except per share data)

	Year Ended December 31,			Nine months ended September 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Net sales	$2,417,395	$2,983,361	$3,142,438	$2,078,314	$2,203,259
Cost of goods sold	2,289,399	2,835,083	2,954,745	1,938,805	2,053,858

Gross profit	127,996	148,278	187,693	139,509	149,401
Selling, general and administrative	68,006	72,241	78,979	56,409	64,404
Marketing	34,136	35,060	40,952	19,347	16,950

Operating income	25,854	40,977	67,762	63,753	68,047

Other income:
Interest income, net	305	362	2,555	1,718	937
Other income (loss), net	1,131	(262)	518	59	2,168

Net nonoperating income	1,436	100	3,073	1,777	3,105

Income before income taxes	27,290	41,077	70,835	65,530	71,152
Provision for income taxes	10,635	15,340	25,872	24,999	26,814

Net income	$16,655	$25,737	$44,963	$40,531	$44,338

Preferred stock dividend	(7,391)	(3,345)	(4,170)	(4,170)	(12,425)
Accretion of preferred stock	(120)	(120)	(120)	(90)	(90)
Undistributed income attributable to preferred stockholders	—	(1,089)	(3,552)	(2,797)	—

Net income attributable to common stockholders	$9,144	$21,183	$37,121	$33,474	$31,823

Net income per common share:
Basic	$0.57	$1.32	$2.30	$2.08	$1.95
Diluted	0.54	1.25	2.17	1.96	1.82
Weighted-average number of common shares:
Basic	16,068	16,081	16,161	16,132	16,317
Diluted	17,052	16,977	17,140	17,093	17,473
Pro Forma net income per common share (unaudited):
Basic			$2.24		$2.19
Diluted			2.13		2.07
Weighted-average number of common shares used in computing pro forma net income per common share (unaudited):
Basic			20,084		20,240
Diluted			21,064		21,396

See accompanying notes to consolidated financial statements.

VIZIO, INC.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year Ended December 31,			Nine months ended September 30,
	2012	2013	2014	2014	2015
				(unaudited)
Net income	$16,655	$25,737	$44,963	$40,531	$44,338
Other comprehensive loss, net of tax:
Changes in fair value of available-for-sale securities	(203)	(72)	(1,107)	(627)	850

Total other comprehensive income (loss)	(203)	(72)	(1,107)	(627)	850

Comprehensive income	$16,452	$25,665	$43,856	$39,904	$45,188

See accompanying notes to consolidated financial statements.

VIZIO, INC.

Consolidated Statements of Stockholders’ Equity

(in thousands)

	Preferred Stock		Common stock and Additional paid-in capital		Accumulated other comprehensive income (loss)	Retained earnings
	Shares	Amount	Shares	Amount			Total
Balance at December 31, 2011	135	$2,000	16,623	$5,834	$255	$67,957	$76,046
Stock-based compensation expense	—	—	—	1,923	—	—	1,923
Tax benefits from stock-based compensation	—	—	—	197	—	—	197
Shares issued for stock options and vesting of restricted stock	—	—	177	815	—	—	815
Shares repurchased and cancelled	—	—	(167)	(1,550)	—	—	(1,550)
Accretion of preferred stock dividends	—	120	—	—	—	(120)	—
Payment of dividends	—	(120)	—	—	—	(43,880)	(44,000)
Unrealized gain (loss) on investments, net of tax	—	—	—	—	(203)	—	(203)
Net income	—	—	—	—	—	16,655	16,655

Balance at December 31, 2012	135	2,000	16,633	7,219	52	40,612	49,883

Stock-based compensation expense	—	—	—	1,359	—	—	1,359
Tax benefits from stock-based compensation	—	—	—	31	—	—	31
Shares issued for stock options and vesting of restricted stock	—	—	16	96	—	—	96
Accretion of preferred stock dividends	—	120	—	—	—	(120)	—
Payment of dividends	—	(120)	—	—	—	(19,880)	(20,000)
Unrealized gain (loss) on investments, net of tax	—	—	—	—	(72)	—	(72)
Net income	—	—	—	—	—	25,737	25,737

Balance at December 31, 2013	135	2,000	16,649	8,705	(20)	46,349	57,034

Stock-based compensation expense	—	—	—	490	—	—	490
Tax shortfall from stock-based compensation	—	—	—	(2)	—	—	(2)
Shares issued for stock options and vesting of restricted stock	—	—	186	1,732	—	—	1,732
Accretion of preferred stock dividends	—	120	—	—	—	(120)	—
Payment of dividends	—	(66)	—	—	—	(24,934)	(25,000)
Unrealized gain (loss) on investments, net of tax	—	—	—	—	(1,107)	—	(1,107)
Net income	—	—	—	—	—	44,963	44,963

Balance at December 31, 2014	135	$2,054	16,835	$10,925	$(1,127)	$66,258	$78,110

Stock-based compensation expense (unaudited)	—	—	—	388	—	—	388
Shares issued for stock options and vesting of restricted stock (unaudited)	—	—	198	2,625	—	—	2,625
Accretion of preferred stock dividends (unaudited)	—	90	—	—	—	(90)	—
Payment of dividends (unaudited)	—	(123)	—	—	—	(75,000)	(75,123)
Unrealized gain (loss) on investments, net of tax (unaudited)	—	—	—	—	850	—	850
Net income (unaudited)	—	—	—	—	—	44,338	44,338

Balance at September 30, 2015 (unaudited)	135	$2,021	17,033	$13,938	$(277)	$35,506	$51,188

See accompanying notes to consolidated financial statements.

VIZIO, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Nine months ended September 30,
	2012	2013	2014	2014	2015
				(unaudited)
Operating activities:
Net income	$16,655	$25,737	$44,963	$40,531	$44,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,526	2,938	2,443	1,813	2,435
Realized (gain)/loss on investments	(418)	—	—	(103)	711
Amortization of premium and discounts on investments	—	—	—	—	1,766
Other-than-temporary loss on investment	—	782	—	—	—
Deferred income taxes	(12,111)	(14,646)	(25,696)	(21,365)	(5,135)
Stock-based compensation expense	1,923	1,359	490	361	388
Gain on remeasurement of equity interest in business combination	—	—	—	—	(2,356)
Changes in operating assets and liabilities:
Accounts receivable	(123,962)	104,836	(17,904)	19,951	71,677
Other receivables due from related parties	(4,679)	(2,396)	13,587	8,493	6,554
Inventories	8,588	(23,097)	(3,417)	(35,191)	16,536
Other current assets	(2,505)	(1,882)	(1,352)	(9,080)	(7,199)
Other assets	(1,744)	2,412	(248)	(73)	(1,091)
Accounts payable due to related parties	80,951	(27,268)	(96,038)	(198,408)	(75,614)
Accounts payable	102,943	(87,382)	163,462	257,067	24,211
Accrued expenses	16,620	(7,311)	14,399	4,715	(5,587)
Accrued royalties	10,259	34,983	(9,638)	(633)	26,486
Income taxes payable	—	—	3,477	11,325	8,665
Other long-term liabilities	37	(15)	9,966	(25)	(4,002)

Net cash provided by operating activities	95,083	9,050	98,494	79,378	102,783

Investing activities:
Purchase of property and equipment	(1,742)	(2,772)	(3,140)	(1,518)	(3,439)
Purchase of intellectual property	(1,025)	—	—	—	—
Sale of investment in related party	5,729	—	—	—	—
Purchase of investments	(32,450)	(15,036)	(140,216)	(114,711)	(58,062)
Sale of investments	52,450	—	42,317	35,098	46,551
Net cash paid in business combination	—	—	(3,325)	—	(46,140)

Net cash provided by (used in) investing activities	22,962	(17,808)	(104,364)	(81,131)	(61,090)

Financing activities:
Proceeds from exercise of stock options	815	96	1,732	646	2,625
Repurchase of exercised stock options	(1,550)	—	—	—	—
Repayment of assumed debt	—	—	—	—	(3,003)
Payment of dividends	(44,000)	(20,000)	(25,000)	(25,000)	(75,123)
Proceeds from line of credit borrowings	—	—	—	—	50,000
Tax benefit from stock-based compensation	197	31	148	—	—

Net cash used in financing activities	(44,538)	(19,873)	(23,120)	(24,354)	(25,501)

Net increase (decrease) in cash and cash equivalents	73,507	(28,631)	(28,990)	(26,107)	16,192
Cash and cash equivalents at beginning of period	81,611	155,118	126,487	126,487	97,497

Cash and cash equivalents at end of period	$155,118	$126,487	$97,497	$100,380	$113,689

Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	$10,307	$43,792	$47,925	$35,035	$23,284
Contingent consideration payable in connection with business combination	—	—	$1,563	—	—

See accompanying notes to consolidated financial statements.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

(1) Organization and Nature of Business

VIZIO, Inc. (including our subsidiaries, referred to collectively in this Report as “VIZIO,” “we,” “our” and “us”) was incorporated in the State of California on October 21, 2002 and commenced operations in January 2003. We originally incorporated as V, Inc. and changed our name to VIZIO, Inc. in March 2007. We sell products that include flat panel HD/UHD televisions, sound bars, and accessories. These products are sold to wholesale clubs, major retailers, and online channels mainly throughout the United States, Mexico, and Canada.

We purchase all of our products from manufacturers based in Asia. Since our inception, we have purchased a portion of our televisions from one manufacturer who holds a noncontrolling interest in us through its ownership of voting common stock and nonvoting Series A preferred stock. Since 2012, we have purchased a portion of our televisions from two manufacturers who are affiliates of an investor who holds a noncontrolling interest in us through its ownership of nonvoting Series A preferred stock. These manufacturers do not have any significant voting privileges, nor sufficient seats on the board of directors that would enable them to dictate any of our strategic or operating decisions. All transactions executed with the aforementioned manufacturers are presented as related party transactions.

(2) Summary of Significant Accounting Policies

Our fiscal year ends on December 31, and our fiscal quarters end on March 31, June 30 and September 30.

Basis of Consolidation

Our consolidated financial statements include the accounts of VIZIO and our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Stock Split

Our Board of Directors and stockholders approved a 25-for-1 stock split of our common stock. An amendment to the amended and restated certificate of incorporation was filed on May 18, 2015 effecting the 25-for-1 stock split. All common share and per share amounts retroactively reflect the stock split.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and assumptions. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns; reserves for excess and obsolete inventory; accrued price protection and rebates; accrued royalties; stock-based compensation; intellectual property and related intangible assets; valuation of deferred tax assets; and other contingencies. The current economic environment and supplier and customer concentrations also increase the degree of uncertainty inherent in these estimates and assumptions.

Unaudited Interim Consolidated Financial Statements

The accompanying interim Consolidated Balance Sheet as of September 30, 2015, the interim Consolidated Statements of Income and Cash Flows for the nine months ended September 30, 2014 and 2015 and

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

the interim Consolidated Statement of Stockholders’ Equity for the nine months ended September 30, 2015 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of September 30, 2015 and our results of operations and cash flows for the nine months ended September 30, 2014 and 2015. The financial data and the financial information disclosed in the notes to these consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2015, or for any other future year or interim period.

Unaudited Pro Forma Financial Information

In connection with the closing of our initial public offering, all of the outstanding shares of convertible Series A preferred stock will convert on a 1-for-25 basis into common stock. The unaudited pro forma financial information has been prepared assuming the conversion of the convertible preferred stock into shares of common stock. Additionally, as described in footnote 13, “Stock-Based Compensation,” we granted restricted stock awards that vest contingent upon an initial public offering, at which time the related compensation expense will be recognized as all vesting conditions will have been satisfied. Accordingly, the unaudited pro forma financial information at September 30, 2015 gives effect to stock-based compensation expense of approximately $9,700 associated with the vesting of restricted stock awards upon closing of our initial public offering. This pro forma adjustment of approximately $         million has been reflected as a decrease to retained earnings, net of the associated tax effect of $         million. The associated tax effect assumed an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and has also been reflected as adjustments to income tax payable, deferred income taxes, and additional paid-in capital. In accordance with our dividend policy, on July 20, 2015 our Board of Directors declared a cash dividend of $75,000 for our stockholders of record as of August 14, 2015. Accordingly, this pro forma adjustment gives effect to the number of shares whose proceeds would be necessary to pay the portion of this dividend which was in excess of current year earnings. The calculation of the number of shares sold to pay the portion of this dividend in excess of current year earnings assumed an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Cash and Cash Equivalents

We consider all highly liquid financial instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Investments

Investments consist of certificates of deposits and investments in corporate and municipal bonds, United States Treasury securities, and common stock. Certificates of deposit represent investments in time certificates of deposits that have an original maturity date of less than six months from date of purchase that may be renew upon maturity. Our investments are categorized as available-for-sale investments in accordance with the applicable accounting guidance on financial instruments. Investments are measured at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity. Any realized gains and losses and any declines in value that are judged to be other than temporary are included in other income (loss). We record our investments using Level 1 or Level 2 inputs within the fair value hierarchy. Level 1 inputs include unadjusted quoted prices in active markets for identical assets accessible to us at the

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

measurement date. Level 2 inputs include other than quoted prices included in Level 1 inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Other cost basis investments are accounted for under the cost method and are recorded at lower of fair value or cost.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due to us from sales arrangements executed in our normal business activities and are recorded at invoiced amounts. We present the aggregate accounts receivable balance net of an allowance for doubtful accounts and extend credit to our customers and mitigate a portion of our credit risk through credit insurance. Generally, collateral or other security is not required for outstanding accounts receivable. Credit losses, if any, are recognized based on management’s evaluation of historical collection experience, customer-specific financial conditions as well as an evaluation of current industry trends and general economic conditions. Past-due balances are assessed by management on a monthly basis and balances are written off when the customer’s financial condition no longer warrants pursuit of collections. Although we expect to collect amounts due, actual collections may differ from estimated amounts.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of accounts receivable and cash in banks. We maintain our cash balances at various financial institutions. At times such balances may exceed federally insured limits. We have not experienced any losses in such accounts.

Inventories

Inventories are stated at the lower of cost, using the first-in, first-out method, or market (net realizable value). Inventories are reviewed for excess and obsolescence based upon demand forecasts for a specific time horizon. We record a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. For inventories related to certain manufacturers, we have contractual obligations to purchase this inventory if the product is (i) requested by us, (ii) received at the manufacturers’ warehouse on an agreed-upon receipt date, and (iii) remains unsold after a predetermined period, which generally exceeds 30 to 45 days.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the respective estimated useful lives of the assets ranging from three to thirty-nine years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the assets. Maintenance and repairs are expensed as incurred.

Business Combinations

The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. We determine the estimated fair values after review and consideration of relevant information, including discounted cash flows, quoted market prices and estimates made by management. We adjust the preliminary purchase price allocation, as necessary, during the measurement period of up to one year

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

after the acquisition closing date as we obtain more information as to facts and circumstances existing at the acquisition date impacting asset valuations and liabilities assumed. Goodwill acquired in business combinations is assigned to the reporting unit expected to benefit from the combination as of the acquisition date. Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid in a business combination and the fair value of the acquired net tangible and intangible assets. Goodwill totaling $42,158 and $2,439 was recorded on August 10, 2015 and December 31, 2014, respectively, in conjunction with the business combinations discussed in footnote 11, “Business Combinations,” based on preliminary purchase price allocations. As of September 30, 2015, the working capital adjustment related to the 2014 business combination was finalized and as a result the goodwill was adjusted to $2,454 as of September 30, 2015.

At December 31, 2014, acquired intangibles from business combinations consist of $1,200 in developed technology, $70 in customer relationships and $30 in trademarks. Acquired intangibles from the business combination consummated on August 10, 2015 consist of $3,200 in developed technology and $2,700 in customer relationships.

There was no amortization expense from acquired intangibles related to the 2014 business combination included in the accompanying consolidated statement of income for the year ended December 31, 2014 because they resulted from a business combination consummated at year-end. In 2015, the above acquired intangible assets with definite lives have been amortized from the date of acquisition over periods ranging from two to seven years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used or, if that pattern cannot be reliably determined, using a straight-line amortization method. Amortization expense for the nine months ended September 30, 2015 (unaudited) was $475 and is included in cost of goods sold.

We have a portfolio of patents that provide a variety of benefits including defense against in progress and potential future lawsuits. The patents and related fees are recorded at cost (which approximates fair value) and are being amortized using the straight-line method over the average life of the underlying patents. In 2012, we purchased additional patents for $1,025, including commission and legal fees. There were no patents purchased in 2013 or 2014.

The acquired patent intangible assets are as follows:

	December 31,		September 30,
	2013	2014	2015
			(Unaudited)
Acquired patents	$7,663	$7,663	$7,663
Less accumulated amortization	(6,398)	(6,842)	(6,928)

	$1,265	$821	$735

Amortization expense on acquired patent intangibles for the years ended December 31, 2012, 2013 and 2014, and the nine months ended September 30, 2014 and 2015 (unaudited) was $1,371, $1,429, $444, $416 and $86, respectively, and is included in cost of goods sold.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

Estimated future amortization of existing acquired intangibles from business combinations and acquired patent intangible assets is as follows for the years ending December 31:

2015	$565
2016	565
2017	515
2018	115
2019 and thereafter	361

$2,121

Estimated future amortization of existing acquired intangibles and acquired patent intangibles is as follows as to September 30, 2015 (unaudited):

October 1 - December 31, 2015	$553
2016	1,905
2017	1,905
2018	1,097
2019 and thereafter	2,000

$7,460

We incurred and expensed professional and legal fees to enforce our patent rights on companies allegedly using our technologies of $6,696, $1,631, $61, $61 and $101, in 2012, 2013, and 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), respectively. Certain defendants in these cases have entered into settlement arrangements and executed royalty agreements whereby we have recorded royalties as net sales of approximately $3,255, $1,095, $252, $205 and $1,245 for the years ended December 31, 2012, 2013 and 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), respectively. We expect to continue to receive royalties from these royalty agreements through 2016.

Impairment of Goodwill and Other Long-Lived Assets

We evaluate goodwill for impairment on an annual basis in the fourth quarter, or more frequently, if we believe indicators of impairment exist. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we conduct a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill. The amount by which the carrying value of the goodwill exceeds its implied fair value, if any, will be recognized as an impairment loss.

Long-lived assets to be held and used, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

Revenue Recognition

We derive revenue principally from the sale of high-definition LCD/LED flat panel televisions and other home entertainment products. Revenue from sales of products to customers is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred and there are no remaining performance obligations, (iii) the price per unit is fixed or determinable, and (iv) collection of the unit price is reasonably assured. Sales to certain customers are under terms that allow these customers to receive price protection on future price reductions and may provide for limited rights of returns, discounts, and advertising credits.

We provide an allowance for discounts and returns based on historical experience at the time of the sale. Estimated price protection and rebates are recorded at the time the related product sale is recognized. All revenue is recorded net of returns, discounts, and advertising credits. Shipping terms on sales of products are generally FOB destination but may vary depending upon the related contractual arrangement with the customer.

We recognize revenue related to our product sales on a gross basis as we are the primary obligor and are responsible for negotiating the terms of sales transactions and ensuring that the product meets the customers’ expectations. Additionally, we are responsible for determining the product design and specifications, as well as negotiating all pricing arrangements including various rebates and incentives for our products. Furthermore, we are responsible for negotiating the credit terms and collecting the cash from our customers.

Shipping and Handling Costs

All shipping and handling costs related to purchases of inventory are included in the purchase price of each product negotiated with the manufacturer and recorded in cost of goods sold. All shipping and handling costs charged to customers are included in the invoiced amount as presented in net sales, and the related freight costs incurred by us on behalf of customers are presented as cost of sales.

Recycling Costs

We incur recycling costs in order to comply with electronic waste recycling programs within certain states. These fees are assessed by the states using current market share and actual costs incurred on administration of such programs, and are expensed as incurred. Recycling costs were $5,106, $5,686, $6,126, $4,406 and $5,725 for the years ended December 31, 2012, 2013, 2014 and for nine the months ended September 30, 2014 and 2015 (unaudited), respectively, and are recorded in cost of sales in the accompanying consolidated statements of income.

Customer Allowances

We periodically grant certain sales discounts and incentives, such as rebates and price protection, to our customers on our products. In certain instances, we will, in turn, negotiate with our manufacturers for

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

reimbursement of a portion of the incentives so that the manufacturers are responsible for absorbing some of the rebates and price protection. Our procedures for estimating amounts accrued as customer allowances are based upon historical experience and management judgment. During the nine months ended September 30, 2015, we changed our estimate of customer allowances based on recent events, which resulted in the reversal in accrued customer allowances of $6,796 ($4,077 net of tax), or $0.25 per share (basic) and $0.23 per share (diluted) for the nine months ended September 30, 2015. We accrue for these customer allowances when the related product sale is recognized. The accrued customer allowances are presented on the consolidated balance sheets as a reduction of accounts receivable and recorded in the consolidated statements of income as a reduction of net sales.

Additionally, we maintain cooperative advertising arrangements with several of our customers, which provide for television commercials, newspaper advertisements, and banner advertisements on the customers’ websites. These advertising arrangements are recorded as accrued liabilities or a reduction of accounts receivable depending on the nature of the agreement. All customer-specific cooperative advertising arrangements are presented on the consolidated balance sheets as a reduction of accounts receivable and recorded in the consolidated statements of income as a reduction of net sales. Cooperative advertising arrangements recorded as a reduction of net sales totaled $5,696, $9,907, $7,885, $3,937 and $9,374 for the years ended December 31, 2012, 2013, 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), respectively.

Marketing Costs

We expense the costs of marketing as operating expenses when incurred.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs were $2,446, $4,911, $1,012, $657 and $87 in 2012, 2013, 2014 and for the nine the months ended September 30, 2014 and 2015 (unaudited), respectively, and are recorded in selling, general and administrative expense in the accompanying consolidated statements of income. In certain cases, costs are incurred to purchase materials and equipment for future use in research and development efforts. These costs are capitalized and expensed as consumed.

Product Warranty

All products have a one- or two-year limited warranty against manufacturing defects and workmanship. Although we are principally responsible for servicing warranty claims, substantially all product warranty expenses are reimbursed by the manufacturers under our standard product supply agreements.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. The accumulated balance of other comprehensive income contains gains and losses on debt and equity investments, net of income tax impact.

Income Taxes

We use the asset and liability method when accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are provided against tax assets when it is determined that it is more likely than not that the assets will not be realized. We record interest related to income taxes in other income (loss) and penalties in selling, general and administrative expense.

Stock-Based Compensation

Our stock-based compensation expense resulting from grants of employee stock options is recognized in the consolidated financial statements based on the respective grant date fair values of the awards. We estimate stock option grant date fair value using the Black-Scholes-Merton option pricing model. The benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow.

Fair Value Measurements

Our cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these items. Our available-for-sale securities and contingent consideration are measured at fair value on a recurring basis.

The framework for measuring fair value and related disclosure requirements about fair value measurements are provided in ASC 820, Fair Value Measurements (ASC 820). This pronouncement defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by ASC 820 contains three levels as follows:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

New Accounting Pronouncements

In July 2013, the Financial Accountings Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, or ASU 2013-11. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

is permitted. We implemented the provisions of ASU 2013-11 as of January 1, 2015 (unaudited) and it did not have a material effect on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About and Entity’s Ability to Continue as a Going Concern, or ASU 2014-15, which provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessment of an entity’s ability to continue as a going concern. The update is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We will implement the provisions of ASU 2014-15 as of January 1, 2016 and do not expect implementation will have a material effect on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In July 2015, the FASB deferred the effective date of the new revenue standard from December 15, 2016 to December 15, 2017, with early adoption permitted for annual periods beginning after December 15, 2016. Accordingly, the new standard is effective for us beginning on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (Topic 330), or ASU 2015-11. The new guidance requires most inventory to be measured at the lower of cost and net realizable value, thereby simplifying the previous guidance under which an entity must measure inventory at the lower of cost or market. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the effect of the adoption of the standard will have on our consolidated financial statements and related disclosures.

In September 2015, the FASB issued Accounting Standards Update 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, (ASU 2015-16). The new guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The new guidance also requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. ASU 2015-16 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. We implemented the provisions of ASU 2015-16 as of July 1, 2015 (unaudited) and it did not have a material effect on our consolidated financial statements.

(3) Significant Manufacturers

We purchase a significant amount of our product inventory from certain manufacturers. The inventory is purchased under standard product supply agreements that outline the terms of the product delivery. Once all

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

aspects of the product are agreed upon, the manufacturers are then responsible for transporting the product to their warehouses located in the United States. The manufacturers are considered the importers of record and are required to insure the product as it is shipped to the warehouses. The title and risk of loss of the product passes to us upon shipment from the manufacturer’s warehouse in the United States to the customer. The product supply agreement stipulates that the manufacturer will (i) generally reimburse us for at least a portion of the price protection or sales concessions negotiated between us and customers on product purchased, and (ii) indemnify us against all liability resulting from valid and enforceable patent infringement with regard to product purchased under the agreement except if such infringement arises out of our modification or misuse of the product.

We have the following significant manufacturers:

	December 31,			September 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Inventory purchases:
Supplier A	13%	14%	35%	37%	28%
Supplier B – related party	13	36	25	24	24
Supplier C	16	18	25	24	38
Supplier D – related party	52	29	12	12	7

	December 31,			September 30,
	2012	2013	2014	2015
				(Unaudited)
Accounts payable:
Supplier A	20%	17%	31%	29%
Supplier B – related party	36	42	21	20
Supplier C	18	19	34	43
Supplier D – related party	19	18	12	6

We are currently reliant upon these manufacturers for products. Although we believe that we can obtain products from other sources, the loss of a significant manufacturer could have a material impact on our financial condition and results of operations as the products that are being purchased may not be available on the same terms from another manufacturer.

We have also recorded other receivables of $45,411, $33,971, $36,944 and $22,307 due from the manufacturers as of December 31, 2012, 2013, 2014 and September 30, 2015 (unaudited), respectively. The other receivable balances are attributable to price protection and customer allowances as well as accrued royalties due in connection with the settlement of certain patent infringement cases for units shipped which are indemnified by our manufacturers and are recognized at the time the aforementioned liabilities are incurred. The net effect is recorded in our consolidated statements of income as a reduction to net sales and cost of sales.

Additionally, we have a security agreement executed under the provisions of the Uniform Commercial Code by one of our related party manufacturers such that the manufacturer has a lien on a portion of our accounts receivable limited solely to the sale of that particular manufacturer’s manufactured product sold by us. The portion of our accounts receivable subject to this lien approximates 18%, 11%, and 6% as of December 2013, 2014 and September 30, 2015 (unaudited), respectively.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

(4) Significant Customers

We are a wholesale distributor of televisions and other home entertainment products, which are sold to the largest retailers and wholesale clubs in North America, primarily in the United States. We can be impacted by consumer spending and the cyclical nature of the retail industry. The following customers account for more than 10% of revenue or 10% of accounts receivable:

	December 31,			September 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Net sales:
Customer A	52%	45%	40%	41%	37%
Customer B	17	13	13	15	17
Customer C	15	13	12	12	14
Customer D	1	13	15	16	17

	December 31,			September 30,
	2012	2013	2014	2015
				(Unaudited)
Accounts receivable:
Customer A	58%	65%	45%	51%
Customer B	9	6	9	6
Customer C	17	10	13	12
Customer D	6	15	15	17

Customer A and Customer C, and certain other entities purchasing from us not separately identified in the table above, are affiliates under common control. Collectively, they comprised 68%, 58%, 54%, 53%, and 50% of our net sales for the years ended December 31, 2012, 2013, 2014 and nine months ended September 30, 2014 and 2015 (unaudited), respectively. Their collective accounts receivable balance as of December 31, 2012, 2013, 2014 and September 30, 2015 (unaudited) was 75%, 75%, 60% and 65%, respectively. However, throughout our history and presently, we have dealt with separate purchasing departments at Customer A and Customer C, and have at time sold products to Customer C without selling products to Customer A.

(5) Fair Value Measurements

The following table shows our cash and investments’ adjusted cost, net unrealized gains/losses and fair value by significant investment category:

	December 31, 2013
	Adjusted cost	Net unrealized gains/(losses)	Fair value	Cash and cash equivalents	Investments
Cash	$82,897	—	$82,897	$82,897	—
Level 1:
Money market funds	43,590	—	43,590	43,590	—
Mutual funds	6,940	86	7,026	—	7,026

Subtotal	50,530	86	50,616	43,590	7,026

Level 2:
Corporate debt securities	5,876	(761)	5,115	—	5,115
Municipal debt securities	3,027	(15)	3,012	—	3,012
Certificates of deposit	16,225	—	16,225	—	16,225

Subtotal	25,128	(776)	24,352	—	24,352

Total	$158,555	$(690)	$157,865	$126,487	$31,378

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

	December 31, 2014
	Adjusted cost	Net unrealized gains/(losses)	Fair value	Cash and cash equivalents	Investments
Cash	$92,482	—	$92,482	$92,482	—
Level 1:
Money market funds	1,984	—	1,984	1,984	—
Mutual funds	29,570	(203)	29,367	—	29,367

Subtotal	31,554	(203)	31,351	1,984	29,367

Level 2:
Corporate debt securities	58,108	(1,713)	56,395	—	56,395
Municipal debt securities	27,178	(271)	26,907	—	26,907
US Treasury securities	11,324	(66)	11,258	—	11,258
Certificates of deposit	3,256	—	3,256	3,031	225

Subtotal	99,866	(2,050)	97,816	3,031	94,785

Total	$223,902	$(2,253)	$221,649	$97,497	$124,152

	September 30, 2015 (unaudited)
	Adjusted cost	Net unrealized gains/(losses)	Fair value	Cash and cash equivalents	Investments
Cash	$107,848	—	$107,848	$107,848	—
Level 1:
Money market funds	2,833	—	2,833	2,833	—
Mutual funds	27,542	(634)	26,908	—	26,908

Subtotal	30,375	(634)	29,741	2,833	26,908

Level 2:
Corporate debt securities	65,233	(1,780)	63,453	—	63,453
Municipal debt securities	32,204	(1,122)	31,082	—	31,082
US Treasury securities	12,650	(7)	12,643	—	12,643
Certificates of deposit	3,233	—	3,233	3,008	225

Subtotal	113,320	(2,909)	110,411	3,008	107,403

Total	$251,543	$(3,543)	248,000	113,689	134,311

We hold corporate and municipal debt securities through mutual funds or direct investment in the securities. The maturities of the debt securities range from less than 12 months to five years as of December 31, 2014. Certain debt securities, although possessing a contractual maturity greater than one year, are classified as short-term investments based on their ability to be traded on active markets and availability for current operations.

Gross unrealized gains were not significant in 2012, 2013, 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited) and therefore are not presented separately. We evaluate whether unrealized losses on investment securities indicate an other-than-temporary impairment based on the quality of investment, severity and duration of the unrealized losses, and current market conditions. As of December 31, 2013, 2014 and September 30, 2015 (unaudited), we have determined that the available-for-sale investments are not other-than-temporarily impaired.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

(6) Segments

We report segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments.

We manage our business principally based on our Hardware division, which consists of revenues and direct expenses related to the sale of consumer electronics equipment, mainly televisions and audio products. The All Other category includes revenues and direct expenses for all other products and services, exclusive of the Hardware products mentioned above, that does not meet the quantitative thresholds to qualify as a reportable segment. Our Chief Executive Officer, who is our chief operating decision maker, reviews financial information at the operating segment level.

We evaluate operating segment performance on a net sales and gross profit basis. Gross profit for segment reporting is net sales less cost of goods sold, or direct expenses for each segment. Due to our current centralized organizational structure, we do not allocate corporate overhead and operating expenses to the segments’ financial results, and our chief operating decision maker excludes these costs when assessing the performance of each business segment. In addition, we do not discretely allocate assets to our operating segments, nor does our chief operating decision marker evaluate operating segments using discrete asset information.

The following table presents net sales and gross profit data with respect to our reportable segment, and a reconciliation to operating income.

	Hardware	All Other	Total Segments	GAAP Adjustments	Consolidated
Year Ended December 31, 2012
Net sales	$2,412,423	$16,212	$2,428,635	$(11,240)	$2,417,395
Gross profit	121,125	18,405	139,530	(11,534)	127,996
Selling, general and administrative					68,006
Marketing					34,136

Operating income					$ 25,854

Year Ended December 31, 2013
Net sales	$2,979,056	$18,876	$2,997,932	$(14,571)	$2,983,361
Gross profit	142,371	19,223	161,594	(13,316)	148,278
Selling, general and administrative					72,241
Marketing					35,060

Operating income					$ 40,977

Year Ended December 31, 2014
Net sales	$3,147,616	$21,617	$3,169,233	$(26,795)	$3,142,438
Gross profit	190,409	21,916	212,325	(24,632)	187,693
Selling, general and administrative					78,979
Marketing					40,952

Operating income					$ 67,762

Nine Months Ended September 30, 2014 (unaudited)
Net sales	$2,075,550	$13,733	$2,089,283	$(10,969)	$2,078,314
Gross profit	134,875	13,733	148,608	(9,099)	139,509
Selling, general and administrative					56,409
Marketing					19,347

Operating income					$ 63,753

Nine Months Ended September 30, 2015 (unaudited)
Net sales	$2,202,754	$14,841	$2,217,595	$(14,336)	$2,203,259
Gross profit	146,200	16,060	162,260	(12,859)	149,401
Selling, general and administrative					64,404
Marketing					16,950

Operating income					$ 68,047

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

We present GAAP Adjustments in the table in order to conform our internal management reporting reviewed by our chief operating decision maker to U.S. GAAP. These adjustments primarily consist of reclassification of certain contra-revenue customer allowances reported as part of operating expenses for internal review purposes.

At present, substantially all of our revenues are generated through sales made in the United States. As our international business grows, we will disclose geographic sales information.

Customer concentrations are significant to the business. See footnote 4, “Significant Customers” above, for further information.

(7) Accounts Receivable

Accounts receivable consists of the following:

	December 31,		September 30,
	2013	2014	2015
			(Unaudited)
Accounts receivable	$394,311	$411,947	$340,194
Less allowance for doubtful accounts	(683)	(160)	(34)

	$393,628	$411,787	$340,160

We maintain credit insurance on certain accounts receivable balances to mitigate collection risk for these customers. The uninsured portion of these accounts receivable is considered in the estimate of the allowance for doubtful accounts as of December 31, 2013 and 2014 and September 30, 2015 (unaudited).

(8) Inventories

Inventories consist of the following:

	December 31,		September 30,
	2013	2014	2015
			(Unaudited)
Inventory on hand	$3,519	$5,730	$9,499
Inventory in transit	36,035	37,192	16,887

	39,554	42,922	26,386
Less reserve for excess and obsolescence	(660)	(611)	(611)

	$38,894	$42,311	$25,775

(9) Restricted Certificate of Deposit

We import merchandise from a manufacturer that requires a commercial bank to issue a standby letter of credit in favor of an insurance company in connection with the shipment of our products under the oversight of U.S. Customs and Border Protection. At December 31, 2013 and 2014 and September 30, 2015 (unaudited), the letter of credit is collateralized by a certificate of deposit in the amount of $225 with an interest rate of 0.15%. This amount is included in investments in our consolidated balance sheets.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

(10) Property and Equipment

Property and equipment consist of the following:

	December 31,		September 30,
	2013	2014	2015
			(Unaudited)
Building	$7,783	$8,503	$9,004
Machinery and equipment	307	385	647
Leasehold improvements	813	2,479	3,336
Furnitures and fixtures	1,218	1,542	1,764
Computer and software	5,891	6,206	7,796

	16,012	19,115	22,547
Less accumulated depreciation and amortization	(5,410)	(7,372)	(9,239)

	$10,602	$11,743	$13,308

Depreciation expense was $1,155, $1,509, $1,999, $1,399 and $1,874 for the years ended December 31, 2012, 2013, 2014, and for the nine months ended September 30, 2014 and 2015 (unaudited), respectively.

(11) Business Combinations

Cognitive (unaudited)

On August 10, 2015, we acquired the remaining equity interests we did not already own in Cognitive Media Networks, Inc. (“Cognitive”), a San Francisco-based software provider that enables our Inscape data services. Prior to the acquisition, we owned approximately 10% of Cognitive on a fully-diluted basis and had accounted for the investment under the cost method. The consideration paid for the remaining ownership interest was approximately $49,814 in cash, of which $3,003 was used to repay Cognitive’s existing debt at closing. Preliminary amounts for working capital and other balance sheet adjustments have been included in the consideration paid and any subsequent changes will be recorded as an adjustment to consideration transferred. Under the terms of the purchase agreement we have ninety days following the closing date to provide a final calculation of the adjustments for review and approval by the sellers. Included in the $49,814 is an amount of approximately $7,446 that is being held in escrow to support indemnification obligations. The acquisition qualified as a business combination and was accounted for under the acquisition method.

Under the acquisition method, our previously held equity interest was remeasured to fair value at the acquisition-date. The fair value of the previously held equity interest of $4,357 was estimated based on the market value upon the completion of the transaction, as adjusted to remove the effect of control premium embedded in the transaction price. We recognized a gain of $2,357 during the nine months ended September 30, 2015, which is included in other income (loss), net in the consolidated statements of income for the nine months ended September 30, 2015.

Prior to the acquisition, we had a preexisting relationship with Cognitive under a Services and License agreement which was effectively settled as a result of the acquisition. There was no gain or loss recognized related to the settlement as the contract terms were considered to approximate fair value.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

Legal and other professional service costs associated with the acquisition of $463 for the nine months ended September 30, 2015 have been expensed and recorded as general and administrative expense in the consolidated statements of income.

Preliminary Purchase Price Allocation

The total fair value of consideration transferred for the acquisition including the estimated fair value of our previously held equity interest was allocated to the net tangible and intangible assets acquired using preliminary estimates at the date of the acquisition. The excess of the purchase price over the fair value of net tangible and intangible assets acquired was allocated to goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions made by management at the time of acquisition.

The following summarizes the preliminary estimated fair values of net assets acquired:

Cash	$3,902
Accounts receivable	50
Other current assets	402
Property, plant and equipment	71
Identifiable intangible assets	5,900
Goodwill	42,158
Deferred tax asset	8,190
Other assets	40
Current liabilities	(1,275)
Assumed debt	(3,003)
Deferred tax liability	(2,264)

$54,171

Due to the fact that the acquisition recently occurred, our fair value estimates for the purchase price allocation are preliminary and may change during the allowable measurement period, which is up to the point that we obtain and analyze the information that existed as of the date of the acquisition necessary to determine the fair values of the assets acquired and liabilities assumed, but in no case to exceed more than one year from the date of acquisition. As of September 30, 2015, we have not finalized the determination of fair values allocated to various assets and liabilities, including, but not limited to identifiable intangible assets, deferred taxes, goodwill, tax uncertainties, income taxes payable and current liabilities. Changes in the fair values of the assets acquired and liabilities assumed during the measurement period may result in material adjustments to goodwill.

Identifiable Intangible Assets

Acquired identifiable intangible assets include developed technology and customer relationships. The fair value of the identifiable intangible assets was determined using various income approach methods including multi-period excess earnings and discounted cash flow methods to determine the present value of expected future cash flows for each identifiable intangible asset based on discount rates which incorporate a risk premium to take

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

into account the risks inherent in those expected cash flows. The expected cash flows were estimated using available historical data adjusted based on our historical experience and the expectations of market participants. The preliminary estimated fair value assigned to each class of intangible assets and the related weighted average amortization periods are as follows:

	Estimated fair value	Weighted-average amortization period
Developed technology	$3,200	7 years
Customer relationships	2,700	3 years

	$5,900

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. We believe that the acquisition of Cognitive will help position us to become a leading automatic content recognition provider due to the scale of our VCU community and our engaged user base. The Cognitive acquisition will enable us to provide highly specific viewing behavior data on a large scale with great accuracy, which can be used to generate intelligent insights for advertisers and media content providers and drive the delivery of relevant, personalized content to our VCUs. The goodwill acquired in the acquisition is not deductible for income tax purposes subject to certain tax elections that are currently being considered.

Pro forma Financial Information

The unaudited pro forma financial information in the table below gives effect to the Cognitive acquisition as if it had occurred at the beginning of fiscal 2014. The pro forma financial information presented includes the effects of adjustments related to the amortization of acquired intangible assets, and other non-recurring transaction costs directly associated with the acquisition such as legal and other professional service fees.

	Year ended December 31, 2014	Nine months ended September 30,
		2014	2015
Net sales	$3,142,758	$2,078,470	$2,203,382
Net income attributable to VIZIO, Inc. stockholder	$32,741	$30,486	$27,166
Basic income per share	$2.03	$1.89	$1.66
Dilutive income per share	$1.91	$1.78	$1.55

The pro forma financial information as presented above is for information purposes only and is not necessarily indicative of the actual results that would have been achieved had the Cognitive acquisition occurred at the beginning of the earliest period presented, or the results that may be achieved in future periods.

In conjunction with this acquisition, we acquired net operating loss carryforwards of $8,190, which, if unused, will expire in years 2027 through 2033. The net operating losses are subject to an annual limitation as a result of our acquisition of Cognitive, which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

BuddyTV

On December 31, 2014, we completed the acquisition of all outstanding equity interests of Seattle-based Advanced Media Research Group, Inc., doing business as BuddyTV, which operates an entertainment destination website. The transaction is expected to expand our content and service offerings within our Smart TVs applications platform.

Under the terms of the purchase agreement, we paid cash of $3,500 at closing which was subject to a working capital adjustment. As of September 30, 2015, the working capital adjustment has been finalized and we paid additional consideration of $227 to the sellers. We may also become obligated to make additional earnout payments, contingent on the achievement of milestones relating to: (i) revenue associated with the application and web business for the period beginning on the closing of the acquisition and ending on December 31, 2015; and (ii) retention of certain key employees from the closing of the acquisition through December 31, 2016. Earnout payments, if any, will be paid within 15 days of December 31, 2015 and December 31, 2016, respectively, and will be paid in cash.

The maximum amount payable upon achievement of the revenue and retention milestones is $1,800. Based on information available as of the acquisition date, we have accrued $1,563 representing the estimated fair value of these obligations determined by applying a discount rate to reflect the risk of the underlying conditions not being satisfied. This contingent consideration will continue to be revalued until the contingency is resolved. Any future revaluation of contingent consideration will be recorded as part of operating income in our consolidated financial statements.

The total fair value of consideration transferred for the acquisition was allocated to the net tangible and intangible assets based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill. Goodwill has been assigned to the “All other” category within our segment disclosures.

In conjunction with this acquisition, we acquired net operating loss carryforwards of $4,470, which, if unused, will expire in years 2027 through 2033. The net operating losses are subject to an annual limitation as a result of our acquisition of BuddyTV, which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(12) Stockholders’ Equity

Convertible Preferred Stock

We are authorized to issue 25,000 shares of convertible preferred stock with no par value, of which 250 shares are designated as Series A convertible preferred stock. The Series A convertible preferred stock was issued with the following terms:

Voting Rights: The holders of convertible preferred stock have no voting rights but are entitled to participate as one class of stock in the election of one member of our Board of Directors.

Dividend Rate: The holders of Series A convertible preferred stock are entitled to receive cumulative dividends, in preference to any dividends on our outstanding common stock at the per annum rate of 6% of the stated value when and as declared by the Board of Directors. In 2012, 2013 and 2014, our Board of Directors declared and authorized a dividend payment of $44,000, $20,000 and $25,000 for preferred and common

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

stockholders. These dividends were paid prior to year-end. There were no accumulated preferred dividends at December 31, 2012 and 2013. Accumulated preferred dividends not yet paid were $54 at December 31, 2014. Dividends declared and paid during the nine months ended September 30, 2015 (unaudited) totaled $75,123.

Conversion Feature: Each share of Series A convertible preferred stock is automatically convertible into shares of common stock upon the occurrence of an underwritten public offering resulting in aggregate net proceeds of at least $15,000 and pursuant to a registration statement under the Securities Act of 1933 or on any recognized foreign exchange. Each share of Series A convertible preferred stock shall be converted by dividing the initial issuance price by the conversion price upon the commencement of a transaction as defined above. The conversion price shall be the initial issuance price as adjusted for any anti-dilution provisions as defined in the articles of incorporation.

Liquidation Preference: The holders of the preferred stock are entitled to receive, in preference to the holders of the common stock, a per share amount equal of $14.84 plus all declared but unpaid dividends on such shares. After the holders of the Series A convertible preferred stock receive their full liquidation preference, only then shall all other stockholders be entitled to share in the remaining proceeds based on the number of shares held. Additionally, after the payment of the liquidation preferences, any of our remaining assets shall be distributed ratably to the holders of the common stock and preferred stock.

Common Stock

Common stock reclassification (unaudited): On July 24, 2015, we filed a Restated Certificate of Incorporation to establish two classes of authorized common stock (Reclassification): Class A common stock and Class B common stock. As a result of the Reclassification, all outstanding shares of common stock were converted into shares of Class A common stock. Immediately thereafter 10,862 shares of Class A common stock held by our Chairman and Chief Executive Officer and certain of his trusts were exchanged for an equal number of shares of Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock. The Class B common stock is also convertible into Class A common stock on the same basis upon any transfer, whether or not for value, except for “Permitted Transfers” as defined in the our Restated Certificate of Incorporation. Each outstanding share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock immediately in the event that we do not complete a qualified public offering on or prior to April 26, 2017. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the record date for any meeting of our common stockholders if the outstanding shares of Class B common stock represent less than 5% of the aggregate number of shares of common stock then outstanding.

(13) Stock-Based Compensation

Our Board of Directors adopted the 2007 Incentive Award Plan (Plan), which provides for the granting of qualified and nonqualified stock options, restricted stock awards, restricted stock units and stock appreciation rights of up to 3,521 shares of common stock to eligible employees and directors. The primary purpose of the Plan is to enhance our ability to attract, motivate, and retain the services of qualified employees, officers, and directors. Any stock options or stock appreciation rights granted under the Plan will have a term of not more than 10 years and the vesting of the awards will be at the discretion of the Board of Directors but is not expected to exceed four years. All awards are subject to forfeiture within 90 days if employment or other services terminate prior to the vesting of the awards.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

Stock Option Awards

A summary of the status of our stock option plan as of December 31, 2012, 2013, 2014 and September 30, 2015 (unaudited) is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at December 31, 2011	2,385	$6.20	6.5
Granted	290	10.76
Exercised	(177)	4.59		$1,094
Forfeited	(73)	17.42

Outstanding at December 31, 2012	2,425	6.20	5.7
Granted	20	9.28
Exercised	(16)	6.06		$51
Forfeited	—	—

Outstanding at December 31, 2013	2,429	6.60	4.7
Granted	94	12.08
Exercised	(186)	9.33		$510
Forfeited	(8)	10.76

Outstanding at December 31, 2014	2,329	6.54	3.9
Granted (unaudited)	166	14.68
Exercised (unaudited)	(197)	13.29		$4,115
Forfeited (unaudited)	(13)	14.26

Outstanding at September 30, 2015 (unaudited)	2,285	$6.50	3.5

Stock options exercisable
at December 31, 2014	2,199	$6.23	3.6	$12,859

Stock options exercisable
at September 30, 2015 (unaudited)	2,042	$5.66	2.9	$58,128

Stock options vested and
expected to vest at December 31, 2014	2,306	$6.39	3.9	$13,131

Stock options vested and
expected to vest at September 30, 2015 (unaudited)	2,243	$6.15	3.5	$62,753

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

	Year ended December 31,			September 30,
	2012	2013	2014	2015
				(Unaudited)
Weighted average grant date fair value of stock options granted during the year	$5.79	$5.28	$5.17	$7.97

A summary of our nonvested stock options as of December 31, 2012, 2013, 2014 and September 30, 2015 (unaudited) is as follows:

	Shares	Weighted- average grant date fair value
Nonvested at December 31, 2011	587	$7.69
Granted	290	5.79
Forfeited	(50)	8.04
Vested	(361)	6.46

Nonvested at December 31, 2012	466	7.43
Granted	20	5.28
Forfeited	—	—
Vested	(240)	7.54

Nonvested at December 31, 2013	246	6.83
Granted	94	5.17
Forfeited	(6)	5.78
Vested	(203)	7.38

Nonvested at December 31, 2014	131	5.25
Granted (unaudited)	166	7.97
Forfeited (unaudited)	(2)	5.60
Vested (unaudited)	(52)	5.13

Nonvested at September 30, 2015 (unaudited)	243	$6.84

We use the Black-Scholes-Merton option pricing model for valuation of stock-based awards. Calculating the fair value of stock-based awards requires the input of highly complex and subjective assumptions, including the expected life of the award, expected stock price, volatility over the term of the award, and projected exercise behaviors. The assumptions used in calculating fair value of stock-based awards and the Black-Scholes-Merton option pricing model are highly subjective, and other reasonable assumptions could provide differing results. As a result, if factors change and different assumptions are used, stock-based compensation expense could be materially different from what has been recorded in the current period.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

For the years ended December 31, 2012, 2013, 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), the expected term of each award granted was determined using the simplified method due to our insufficient history of option exercise and forfeiture activity. Expected volatility is based on the volatility of publicly traded companies in similar industries that have similar vesting and contractual terms. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. The following provides information on the assumptions used for stock options granted during the years ended as follows:

	Year ended December 31,			Nine Months ended September 30,
	2012	2013	2014	2014	2015
				(unaudited)
Number of options granted	290,250	20,000	93,750	93,750	166,050
Volatility factor	56%	42%	40%	40%	39%
Expected term	6.25 Years	6.25 Years	6.25 Years	6.25 Years	6.25 Years
Dividend yield	6.30%-10.26%	11.89%	8.95%	8.95%	6.18%-9.65%
Risk-free interest rate	1.04%-1.43%	2.26%	2.22%-2.27%	2.27%	1.92-2.10%
Forfeiture rate	18%	18%	18%	18%	17%
Marketability discount	30.0%	30.0%	25.0%	25.0%	13.0%-25.0%
Fair market value per share of common stock determined by our Incentive Award Committee at the time of grant	$10.76	$9.28	$12.08	$12.08	$12.08-$17.92
Fair market value per option determined using a Black-Scholes-Merton option pricing model for purposes of determining compensation expense	$5.75-$5.81	$4.14	$5.16-$5.18	$5.16-$5.18	$6.49-$8.76

As of September 30, 2015 (unaudited), we had $1,101 of unrecognized compensation costs related to stock-based payments, which we expect to recognize over a weighted average vesting period of approximately 1.3 years.

Stock compensation expense of $1,923, $1,359, $490, $361 and $388 was recognized in our consolidated statements of income as selling, general and administrative expense in 2012, 2013, 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), respectively.

Restricted Stock Awards

Effective October 29, 2010, our Board of Directors granted a total of 555 restricted stock awards to our Chief Executive Officer and Chief Operating Officer with a stock price of $17.40 per share. In estimating the fair value of the common stock at the grant date, we engaged an independent valuation specialist to assist in determining the stock price. The restricted stock awards vest and become nonforfeitable ratably over a four-year period assuming we made our first public offering of common stock pursuant to a registration statement filed with the Securities and Exchange Commission during this period. Under the terms of the grant, if a public offering did not occur within the four-year vesting period, the restricted stock awards remain outstanding and unvested for an additional three-year period and all shares shall vest contingent upon an initial public offering. If after seven years, we are not successful at completing an initial public offering, all of the restricted stock awards will forfeit. Since the vesting of the restricted stock awards is contingent upon an initial public offering, we have deferred the recognition of compensation expense for these shares until such time that the contingencies are resolved.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

At December 31, 2014, we have reserved shares of common stock for future issuance as follows:

Conversion of convertible preferred stock	3,368
Exercise of stock options	2,330
Shares reserved by the Board of Directors under the 2007 Plan	189

5,887

During the first nine months of 2015, we granted 166 stock options and 13 stock options were forfeited thereby reducing the number of stock options reserved by the Board of Directors to 36.

(14) Net Income Per Share

Basic net income per common share is computed by dividing net income attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Net income attributable to common stockholders is calculated using the two-class method. The two-class method of computing basic earnings per share is required when an entity has participating securities. Dividends must be calculated for the participating security on undistributed earnings and are a reduction in the net income attributable to common stockholders. Our Series A preferred stock are participating securities as they have the right to dividends should dividends be declared on common stock. Assumed dividends on undistributed earnings are allocated as if the entire net income were distributed and are based on the relationship of the weighted average of common shares outstanding and the weighted average of common shares outstanding if the preferred stock were converted into common stock.

Diluted net income per common share is computed by dividing the net income attributable to common stockholders for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of potential common shares is dilutive.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per common share follows (in thousands, except earnings per share data):

	Years Ended December 31,			Nine months ended September 30,
	2012	2013	2014	2014
				(Unaudited)
Numerator:
Net income, as reported	$16,655	$25,737	$44,963	$40,531
Preferred stock dividend	(7,391)	(3,345)	(4,170)	(4,170)
Accretion of preferred stock	(120)	(120)	(120)	(90)
Undistributed income attributable to preferred stockholders	—	(1,089)	(3,552)	(2,797)

Net income attributable to common stockholders	$9,144	$21,183	$37,121	$33,474

Denominator:
Weighted average common shares outstanding—number of shares used in per share calculation—basic	16,068	16,081	16,161	16,132
Options to purchase common stock	984	896	979	961

Weighted average number of shares used in per common share calculation—diluted	17,052	16,977	17,140	17,093

Net income per common share:
Basic net income per common share	$0.57	$1.32	$2.30	$2.08

Diluted net income per common share	$0.54	$1.25	$2.17	$1.96

On July 24, 2015, we converted our common stock into 16,838 shares of Class A common stock, and then immediately thereafter exchanged 10,862 shares of Class A common stock into an equal number of shares of Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. See footnote 12, “Stockholders’ Equity” for further detail regarding voting and conversion rights of these securities.

For periods ending after the conversion and exchange, earnings attributable to common stockholders are allocated based on the contractual participation rights of the Class A and Class B common shares as if all earnings for the year had been distributed. As the liquidation and dividend rights are identical, the earnings are allocated on a proportionate basis. Further, as the conversion of Class B common stock is assumed in the computation of the diluted net income (loss) per share of Class A common stock, the undistributed earnings are equal to net income (loss) for that computation.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per common share as of September 30, 2015 follows (in thousands, except earnings per share data):

Nine Months Ended September 30, 2015
(Unaudited)
Net income, as reported	$44,338
Preferred stock dividends	(12,425)
Accretion of preferred stock	(90)
Undistributed income attributable to preferred stockholders	—

Net income attributable to common stockholders	$31,823

	Common Stock
	Class A	Class B
	(Unaudited)
Basic net income (loss) per share attributable to common stockholders:
Numerator:
Allocation of distributed and undistributed earnings	26,527	5,296
Denominator:
Weighted-average common shares outstanding	13,601	2,716

Basic net income (loss) per share attributable to common stockholders	$1.95	$1.95

Diluted net income (loss) per share attributable to common stockholders:
Numerator:
Allocation of distributed and undistributed earnings for basic computation	26,527	5,296
Reallocation of distributed and undistributed earnings as a result of conversion of Class B to Class A shares	5,296	—
Reallocation of undistributed earnings to Class B shares	—	(353)

Allocation of distributed and undistributed earnings	31,823	4,943

Denominator:
Number of shares used in basic calculation	13,601	2,716
Weighted-average effect of dilutive securities
Add:
Conversion of Class B to Class A common shares outstanding	2,716	—
Employee stock options	1,156	—

Number of shares used in diluted calculation	17,473	2,716

Diluted net income per share attributable to common stockholders	$1.82	$1.82

The following potentially dilutive shares have been excluded from the diluted net income per common share calculation as the effect would have been anti-dilutive.

	Years Ended December 31,			Nine Months Ended September 30,
	2012	2013	2014	2014	2015
				(Unaudited)
Conversion of Series A convertible preferred stock	3,368	3,368	3,368	3,368	3,368
Restricted stock awards	555	555	555	555	555
Stock options	736	716	535	569	23

Total	4,659	4,639	4,458	4,492	3,946

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

Pro Forma Net Income Per Common Share (Unaudited)

Unaudited pro forma basic and diluted net income per share were computed to give effect to the assumed conversion of Series A preferred stock into common stock in connection with the closing of our initial public offering using the if converted method as though the conversion had occurred as of January 1, 2015 or the original date of issuance, if later. Unaudited pro forma basic and diluted net income per share also includes restricted stock awards that will vest in conjunction with the closing of our initial public offering. Stock-based compensation expense associated with these restricted stock awards is excluded from this pro forma presentation. If the initial public offering had been completed on September 30, 2015, we would have recorded $         million of stock-based compensation expense on that date related to these restricted stock awards, net of associated tax effect of $         million, resulting in a net reduction of $         million to net income. Lastly, due to our declaration of a dividend on July 20, 2015 which is an amount in excess of our earnings for the 12 months ended September 30, 2015, unaudited pro forma basic and diluted net income per share has been adjusted for the             shares needed to be sold at the offering price to equate to this excess.

The following table presents the calculations of unaudited pro forma basic and diluted net income per common share:

	December 31, 2014	September 30, 2015
		(Unaudited)
Numerator:
Net income, as reported	$44,963	$44,338

Denominator:
Weighted average common shares outstanding	16,161	16,317
Assumed vesting of restricted stock awards	555	555
Assumed conversion of convertible preferred stock outstanding	3,368	3,368
Assumed shares sold at offering price

Weighted average number of shares used in computing pro forma net income per common share—basic	20,084	20,240
Options to purchase common stock	980	1,156

Weighted average number of shares used in computing pro forma net income per common share—diluted	21,064	21,396
Pro forma net income per common share
Basic	$2.24	$2.19

Diluted	$2.13	$2.07

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

(15) Income Taxes

The components of income tax expense consist of the following at December 31:

	2012	2013	2014
Current:
Federal	$19,291	$25,707	$45,905
State	3,656	4,248	5,663

	22,947	29,955	51,568

Deferred:
Federal	(10,566)	(12,393)	(22,783)
State	(1,746)	(2,222)	(2,913)

	(12,312)	(14,615)	(25,696)

	$10,635	$15,340	$25,872

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows as of December 31:

	2013	2014
Deferred tax assets:
Accrued sales returns	$900	$1,217
Accrued marketing	339	342
Reserve of excess and obsolete inventory	796	1,542
Accrued vacation	335	417
Accrued intellectual property	8,693	14,696
Stock compensation	1,829	1,889
Accrued rebates	19,409	33,123
Other	3,053	4,230

Deferred tax assets	35,354	57,456

Deferred tax liabilities:
State taxes	(1,013)	(2,034)
Depreciation and amortization	(115)	(578)
Unrealized gain	(9)	—
Accounting method change	(9,421)	(2,447)

Deferred tax liabilities	(10,558)	(5,059)

Net deferred tax assets	$24,796	$52,397

For the year ended December 31, 2011, we received permission from the Internal Revenue Service to change our method of accounting for deducting accrued rebates for income tax purposes. We have recognized a cumulative amount of additional taxable income of $55,100 during the years ended December 31, 2011, 2012, 2013, and 2014. Accordingly, we established a deferred tax liability for such accounting method change.

As of December 31, 2014, we have net operating loss carryforwards of $4,470, which, if unused, will expire in years 2027 through 2033. The net operating losses are subject to an annual limitation as a result of our acquisition of BuddyTV, which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

We have determined it is more likely than not that the net deferred tax asset will be realized; therefore, no valuation allowance has been established as of December 31, 2012, 2013 or 2014.

The income tax provision differs from the amount obtained by applying the statutory tax rate as follows as of December 31:

	2012	2013	2014
Income tax provision at statutory rate	$9,552	$14,378	$24,792
State income taxes (net of federal benefit)	1,233	1,452	2,143
Other	(150)	(490)	(1,063)

	$10,635	$15,340	$25,872

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows as of December 31:

2012
Unrecognized tax benefit at January 1	$471
Gross decrease—tax position in prior period	—
Lapse of statute of limitations	(471)

Unrecognized tax benefit at December 31	$—

As of December 31, 2013 and 2014 and September 30, 2015 (unaudited), there were no unrecognized tax benefits.

There were no gross increases in tax positions or settlements in the current and prior periods. As of December 31, 2012, 2013 and 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), we have no liabilities for unrecognized tax benefits.

In 2013, our income tax rate was favorably impacted by the retroactive extension of the federal research credit for 2013 reinstated by the American Taxpayer Relief Act of 2012, which was signed into law on January 2, 2013.

We file income tax returns in the U.S. federal and state jurisdictions. For federal tax purposes, there is a three-year statute of limitations and we are no longer subject to U.S. federal tax examinations for years prior to 2012. Additionally, we are no longer subject to state tax examinations for years prior to 2010. On January 15, 2014, we received notification from the Internal Revenue Service that the examination of our 2011 federal income tax return was complete and no changes were made to our reported tax liability. Accordingly, we consider our 2011 tax year to be effectively settled for federal income tax purposes.

We estimate what our effective tax rate will be for the full year and record a quarterly income tax provision in accordance with the anticipated effective annual tax rate. By using our estimated effective annual tax rate plus items that are treated discretely in the quarter, we compute a quarterly tax rate of 38.1% and 37.7% for the nine months ended September 30, 2014 and 2015 (unaudited), respectively.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

(16) Defined-Contribution Retirement Plan

We maintain a 401(k) defined-contribution plan allowing eligible U.S.-based employees to contribute up to an annual maximum amount as set periodically by the Internal Revenue Service. We provide for solely discretionary matching contributions on the employee deferred amounts. In December 2014, we approved a discretionary matching contribution of $147, which was funded in February 2015. We did not make any matching contributions to the plan in the nine months ended September 30, 2015 (unaudited).

(17) Accrued Royalties

We are engaged in, and in certain cases have settled, various claims and suits alleging the infringement of patents related to certain television technology that were initiated by television manufacturers and other nonmanufacturers. In connection with the disposition of some of these claims and suits, we have entered into, or may enter into, license arrangements, which may include royalty payments to be made for historical and/or prospective sales of the our products. Certain of these settlements have included cross-licenses, covenants not to sue, and litigation holds.

In connection with these existing license agreements as well as existing or potential settlement arrangements, we recorded an aggregate accrual of $74,483, $64,845 and $91,331 for all historical product sales as of December 31, 2013 and 2014 and September 30, 2015 (unaudited), respectively. To the extent that we are indemnified under our product supply agreements with our manufacturers, we have offset intellectual property expenses and recorded amounts as other receivable balances. Historically, we have been contractually indemnified and reimbursed by our manufacturers for most intellectual property royalty obligations and commitments. We will make future payments for the licensed technologies with funding received from the manufacturers, either through direct reimbursement from the manufacturers or payment of the net purchase price, as these royalty payments become due. In certain circumstances, we have the contractual ability to renegotiate the annual license fee in future years if we do not meet certain unit sales in a given year.

A summary of future commitments on royalty obligations as of December 31, 2014 is as follows:

2015	$29,005
2016	7,130
2017	1,515
2018	15
2019 and thereafter	15

$37,680

A summary of future commitments on royalty obligations as of September 30, 2015 (unaudited) is as follows:

October 1—December 31, 2015	$6,135
2016	7,990
2017	2,438
2018	237
2019 and thereafter	—

$16,800

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

For potential future settlements related to historical sales for which we do not expect to be reimbursed, we have recorded a reserve of $28,746, $40,333 and $48,693 as of December 31, 2013 and 2014 and September 30, 2015 (unaudited), respectively, as part of accrued royalties. At December 31, 2013 and 2014 and September 30, 2015 (unaudited), approximately $14,604, $13,451 and $13,901, respectively, of this reserve is specific to manufacturers which management believes may not exhibit the financial ability or intent to comply with the contractual indemnification provisions of the product supply agreements. Any patent infringement lawsuit in which we are not indemnified is expensed when management determines that it is probable that a liability has been incurred and the amount is estimable.

In certain instances, we administer refundable deposits on behalf of our manufacturers for asserted intellectual property infringement claims and related active litigation in accordance with the terms of our supply agreements. The use of the refundable deposits shall be limited to the resolution or settlement of these claims and active cases. Management reviews the nature of these claims and active cases with the manufacturers on a periodic basis. The deposit amounts we receive and record are determined and adjusted quarterly based on mutual consent of both parties and using all available information at that time. In the event of an unfavorable resolution or settlement that exceeds the amount recorded as a refundable deposit, the excess shall be paid by us and then reimbursed by the manufacturer in accordance with the contractual indemnification provisions in the product supply agreement. We have recorded refundable deposits of $10,333, $25,355 and $33,265 as of December 31, 2013 and 2014, and September 30, 2015 (unaudited), respectively, which are presented within accrued royalties on our consolidated balance sheets.

In the ordinary course of business, we anticipate that we will be party to various claims and suits including disputes arising over intellectual property rights and other matters. We intend to vigorously defend against such claims and suits; however, the ultimate outcome of such claims may remain unknown for some time. Based on all of the information available to date, we do not believe that there are any claims or suits that would have a material adverse effect on our financial condition, results of operations, or liquidity.

(18) Commitments and Contingencies

Volume Commitments

Certain product supply agreements include a volume purchase commitment on up to 13 weeks of inventory forecasted by us. We provide to manufacturers periodic forecasts at which time they consider the first 13 weeks of supply to be committed.

Operating Leases

We have a 13% ownership interest in Spyglass Tesla LLC (Spyglass), a corporation that owns and manages the building in which we maintain our corporate headquarters in Irvine, California. Spyglass is principally owned by two related parties, and we do not have significant influence over the operations and governance of Spyglass. As such, we account for our $500 investment in the members’ equity of Spyglass as a cost method investment, which is included in other assets in our consolidated balance sheets as of December 31, 2013 and 2014 and September 30, 2015 (unaudited). Additionally, we have executed a noncancelable operating lease with Spyglass, which expires in 2017 and may be renewed for up to 2 five-year terms. Rent expense under this operating lease was approximately $1,128, $1,114, $1,416, $795 and $712 for the years ended December 31, 2012, 2013, 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), respectively. As of

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

September 30, 2015, we intend to renew our lease with Spyglass in 2017 for an additional five-year term. This planned extension is not included in the schedules below.

Future annual minimum lease payments at December 31, 2014 consist of the following:

Gross Payments
2015	$1,829
2016	1,919
2017	924
2018	166
2019 and thereafter	—

$4,838

Future annual minimum lease payments at September 30, 2015 (unaudited) consist of the following:

Gross Payments
October 1—December 31, 2015	$503
2016	1,966
2017	969
2018	292
2019 and thereafter	—

$3,730

In 2011, we purchased a building adjacent to our corporate headquarters. In 2015, we leased a building near our corporate headquarters. We lease and sublease available office space in those buildings to manufacturers and other third parties, and recognize rental income. For the years ended December 31, 2012, 2013 and 2014 and for the nine months ended September 30, 2014 and 2015 (unaudited), rental income from tenants was approximately $379, $244, $113, $94 and $134, respectively.

Revolving Credit Facility (unaudited)

On July 17, 2015, we entered into an amendment to our existing credit agreement with Citibank, N.A. Under the credit agreement, as so amended, Citibank, N.A. agreed to provide us with a revolving credit line of up to $50,000 with a maturity date of August 31, 2017, subject to availability against certain cash and cash equivalents and investment account balances, for the purposes of: (i) working capital; (ii) capital expenditures; and (iii) general business requirements. Our indebtedness to Citibank, N.A. under the credit agreement is collateralized by certain cash and cash equivalents and investments held by Citibank, N.A. On August 5, 2015, we borrowed all $50,000 available under this line of credit to provide additional liquidity related to the acquisition of Cognitive Media Networks.

Any indebtedness under the credit agreement bears interest at a LIBOR-based variable rate. The credit agreement contains affirmative and negative covenants which, among other things, requires us to deliver to Citibank, N.A. specified annual and quarterly financial information.

VIZIO, INC.

Notes to Consolidated Financial Statements

(in thousands, except per share data)

We are in compliance with all required covenants and had no outstanding borrowings under the credit agreement as of December 31, 2014. As of September 30, 2015 (unaudited), we had $50,000 outstanding under our line of credit. For the nine months ended September 30, 2015 (unaudited), interest expense related to this line of credit was $93. Subsequent to September 30, 2015, we repaid $15,000 outstanding under the credit facility.

VIZIO is at the heart of today's entertainment experience, delivering immersive picture and audio quality with access to a wide variety of media and content that consumers demand.

Mr. Peabody & Sherman © 2014 DreamWorks Animation LLC. Character Rights TM & © Ward Productions, Inc. Licensed by Bullwinkle Studios, LLC. All Rights Reserved.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$20,045
FINRA filing fee	26,375
Listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent’s fees	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

VIZIO Holdings, Inc. is incorporated in Delaware. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation, as amended, and the registrant’s bylaws will provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware General Corporation Law. In addition, the registrant will assume separate indemnification agreements under Delaware General Corporation Law between its directors and executive officers and VIZIO, Inc. that will require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct). These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The indemnification agreements with our directors and officers contain provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The underwriting agreement to be entered into in connection with this offering will provide that the underwriters will indemnify us, our directors and certain of our officers against liabilities resulting from information furnished by or on behalf of the underwriters specifically for use in the Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, VIZIO, Inc. made the following sales of unregistered securities:

1.	The Registrant granted stock options under its 2007 Plan to purchase 313,550 shares of its common stock to a total of 33 employees, with exercise prices ranging from $9.28 to $17.92 per share.

2.	The Registrant issued 576,427 shares of common stock to a total of 39 employees upon exercise of stock options previously issued under its 2007 Plan for aggregate consideration of $5,268,461, at exercise prices ranging from $1.20 to $17.424 per share.

Each of the sales of securities above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants or other service providers and received the securities under its 2007 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

Item 17. Undertakings.

(a)	The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule

430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Irvine, state of California, on October 22, 2015.

VIZIO HOLDINGS, INC.

By:	/s/ William Wang
Name:	William Wang
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ William Wang William Wang	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 22, 2015

/s/ Ben Wong Ben Wong	President and Chief Operating Officer	October 22, 2015

/s/ Kurtis J. Binder Kurtis J. Binder	Vice President and Chief Financial Officer (Principal Financial Officer)	October 22, 2015

/s/ Mark Nelson Mark Nelson	Vice President Finance (Principal Accounting Officer)	October 22, 2015

* Kimberly Alexy	Director	October 22, 2015

* S.C. Huang	Director	October 22, 2015

* David S. Lee	Director	October 22, 2015

* Matthew E. Massengill	Director	October 22, 2015

* David Russell	Director	October 22, 2015

*	Pursuant to Power of Attorney

By:	/s/ Kurtis J. Binder
Kurtis J. Binder
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description of Document

1.1*	Form of Underwriting Agreement

3.1#	Certificate of Incorporation of the Registrant

3.2*	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of the offering

3.3#	Bylaws of the Registrant

5.1*	Opinion of Latham & Watkins LLP

10.1+#	Form of Director and Executive Officer Indemnification Agreement

10.2+#	2007 Incentive Award Plan

10.3+#	Amendment No. 1 to 2007 Incentive Award Plan

10.4+#	Amendment No. 2 to 2007 Incentive Award Plan

10.5+#	Amendment No. 3 to 2007 Incentive Award Plan

10.6+#	Form of Incentive Stock Option Grant Notice and Stock Option Agreement under the 2007 Incentive Award Plan

10.7+	2015 Incentive Award Plan

10.8+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and William Wang.

10.9+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and Kurtis Binder.

10.10+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and Ben Wong.

10.11+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and Matthew McRae.

10.12+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and LaLaynia (“Laynie”) Newsome.

10.13+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and Jeffrey Schindler.

10.14+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and Robert Brinkman.

10.15+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and Mark Nelson.

10.16+#	Executive Employment Agreement, dated as of August 27, 2015, by and between the Registrant and Jerry Huang.

10.17+#	Letter Agreement, dated May 1, 2015, by and between the Registrant and Kurtis Binder.

10.18#	Credit Agreement, dated August 14, 2014, by and between VIZIO, Inc. and Citibank, N.A.

Exhibit No.	Description of Document

10.19#	First Amendment to Credit Agreement, dated July 17, 2015, by and between VIZIO, Inc. and Citibank, N.A.

10.20#	Pledge Agreement, dated August 14, 2014, by and between VIZIO, Inc. and Citibank, N.A.

10.21#	First Amendment to Pledge Agreement, dated July 17, 2015, by and between VIZIO, Inc. and Citibank, N.A.

21.1#	Subsidiaries of VIZIO Holdings, Inc.

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1#	Powers of Attorney (included on signature page of the initial filing of this registration statement)

24.2#	Power of Attorney for Kimberly Alexy

*	To be filed by amendment

#	Previously filed

+	Management contract or compensatory plan or arrangement